


10011956

2009

Annual Report



Gartner.

Dear shareholders:



GENE HALL
Chief Executive Officer



CHRIS LAFOND
Chief Financial Officer

Contents

Constantly changing and evolving technology dramatically affects how businesses compete. In this complex environment, chief information officers (CIOs) and other information technology (IT) professionals have challenging jobs.

That is why Gartner is an indispensable resource to tens of thousands of IT professionals. Through the combined brainpower of 1,200 research analysts and consultants, we advise executives in 80 countries every day. We work with our clients to research, analyze and interpret the IT industry—its providers, technologies and business processes. We cut through the complexity and deliver the insight for IT professionals to make the right decisions quickly and with confidence, enabling them to succeed. Our services provide high value at a relatively modest cost and are necessary tools for our clients, particularly given enterprises' increased focus on controlling expenses.

Executing Our Growth Strategy

Our opportunities for growth are vast. Despite our impressive client base, thousands of companies worldwide do not currently use our services. Moreover, within our existing client enterprises, there are hundreds of thousands of IT professionals who do not currently use Gartner research but would benefit from doing so. We believe we have captured only a small percentage of our potential market opportunity.

Since 2005, we have executed a consistent strategy to drive double-digit revenue and earnings growth. The fundamentals of this strategy are as follows:

- Produce extraordinary research content.
- Deliver innovative and highly differentiated product offerings.
- Enhance our sales capability.
- Provide world-class client service.
- Improve operational effectiveness.

The success of this strategy is evident in our financial results from 2005 through 2008. During that period, we grew our revenue at a compound annual growth rate (CAGR) of 10%, our earnings per share from continuing operations at a CAGR of 82% and our cash from operations at a CAGR of 40%.

Although 2009 was a challenging year for growth due to the global economic recession, we generated revenue of $1.14 billion. We also reacted quickly to optimize costs and investments and, as a result, maintained strong profit margins and cash flow. We delivered diluted income per share from continuing operations of $0.85, and cash provided by operating activities of $162 million. In addition, many of our key forward-looking business metrics improved sequentially in the second half of 2009, due to both the success of our initiatives to improve sales effectiveness and the strengthening economic environment.

Business Unit Review

Gartner Research, our largest and most profitable business, delivered revenue of $753 million, and contract value, a key indicator of future revenue and profitability, of $784 million. Each of these metrics was within 1%, excluding the impact of foreign exchange, of our 2008 results despite the challenging economic environment.

Gartner Consulting produced revenue of $287 million. Our three service lines—Core Consulting, Benchmarking and Contract Optimization—enable us to leverage our core competencies in IT research to provide customized insight and services to our clients, including helping them control costs. Backlog, our leading indicator of future growth in this segment, increased 7% sequentially during the fourth quarter.

Gartner Events generated revenue of $100 million. We held 54 events this year, attracting a total of 30,610 attendees. Our events business is the leading IT conference provider in the world, enabling IT professionals to experience our research, interact with our analysts and meet with technology providers—all in a single forum. Importantly, year-over-year attendance and exhibitor trends improved for events held during the fourth quarter.

Investing for the Future

During December 2009, we invested in two acquisitions: AMR Research and Burton Group. AMR Research is the premier provider of research related to supply chain management, which is inextricably linked to IT. Burton Group is the market leader for practical, technically in-depth research for frontline IT professionals. Each of these acquisitions should expand the range of products and services we can provide to clients, increase our market opportunity and accelerate our revenue and earnings growth over time.

Positioned for Growth in 2010 and Over the Long Term

Gartner finished 2009 with solid business momentum and as a stronger company. The actions we took to maximize operational effectiveness and invest in our businesses position us for success in 2010 and beyond. Our sales force is larger and better trained than it has ever been, and our clients need our help to grapple with difficult IT issues now more than ever. Given our leading brand, world-class products and vast, untapped market opportunity, we are in a great position to generate double-digit growth over the long term. We look forward to continuing to deliver value to our clients, associates and shareholders.

On behalf of everyone at Gartner, thank you for your support.




Gene Hall
Chief Executive Officer

Chris Lafond
Chief Financial Officer

The Numbers: Highlights

Segment Revenue 2009 ($ in millions)



Research: $753
(Includes Executive Programs)
Events: $100
Consulting: $287

Research Contract Value 2009 ($ in millions)



$761
Q1
$736
Q2
$743
Q3
$784
Q4
800
775
750
725
700

This graph compares the cumulative five-year total return to shareholders on Gartner, Inc. common stock relative to the cumulative total returns of the S&P Midcap 400 Index and a customized peer group of two companies—The Corporate Executive Board Company and Forrester Research Inc. (the "Peer Group"). An investment of $100 (with reinvestment of all dividends where applicable) is assumed to have been made on 12/31/2004 in Gartner common stock, in the peer group and in the index. Its relative performance is tracked through 12/31/2009.

Comparison of Five-Year Cumulative Total Return
Among Gartner, Inc., the S&P Midcap 400 Index and a Peer Group



$200
$150
$100
$50
$0
12/04
12/05
12/06
12/07
12/08
12/09
Gartner, Inc.
S&P Midcap 400 Index
Peer Group

(In thousands, except per share, employee and research client organization data)	2009	2008	2007	2006	2005
				YEAR ENDED DECEMBER 31,	
STATEMENT OF OPERATIONS DATA [1] [2]					
Total revenues	1,139,800	1,279,065	1,168,475	1,037,299	964,140
Income (loss) from continuing operations	82,964	97,148	70,666	54,258	(6,200)
Diluted income (loss) per common share from continuing operations	0.85	0.98	0.65	0.47	(0.05)
Weighted average shares outstanding (diluted)	97,549	99,028	108,328	116,203	112,253
Common shares outstanding at year-end	95,878	93,881	99,032	104,064	114,335
CASH FLOW DATA [2]					
Operating cash flows	161,937	184,350	148,335	106,264	27,122
BALANCE SHEET DATA [2]					
Cash and cash equivalents	116,574	140,929	109,945	67,801	70,282
Current assets	557,825	554,524	557,790	484,033	462,119
Total assets	1,215,279	1,093,065	1,133,210	1,039,793	1,026,617
Current liabilities	898,173	792,409	876,012	803,883	642,768
Total debt	329,000	416,250	394,000	370,000	246,667
Total liabilities	1,102,744	1,114,381	1,115,712	1,013,475	880,029
Stockholders' equity (deficit)	112,535	(21,316)	17,498	26,318	146,588

	2009	2008	2007	2006	2005
				AS OF DECEMBER 31,	
STATISTICAL DATA [2]					
Research client organizations	10,492	10,579	10,189	9,470	9,315
Research contract value	784,443	834,321	752,533	640,294	592,636
Consulting backlog	90,891	97,169	121,400	109,600	119,903
Employees	4,305	4,198	4,006	3,751	3,622

Notes
(1) The company sold its Vision Events business in 2008. Income data has been restated to reclassify Vision Events as a discontinued operation.
(2) The company acquired AMR Research, Inc. and Burton Group, Inc. in December 2009. The results of these acquisitions are included beginning on their respective dates of acquisition. Statistical data excludes these acquisitions.

Investor Relations

As a Gartner shareholder, you're invited to take advantage of shareholder services or to request more information about Gartner.

Account Questions

Our transfer agent can help you with a variety of shareholder-related services, including:

- Account information
- Transfer instructions
- Change of address
- Lost certificates
- Direct share registration

You can call our transfer agent at:

- +1 800 937 5449
  (toll-free; U.S. shareholders only)
- +1 718 921 8124
  (non-U.S. shareholders)

You can also write our transfer agent and registrar at:
American Stock Transfer & Trust Company, LLC
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038
U.S.A.
info@amstock.com

Shareholders of record who receive more than one copy of this annual report can contact our transfer agent and arrange to have their accounts consolidated. Shareholders who own Gartner stock through a brokerage firm can contact their broker to request consolidation of their accounts.

Contact Information

To contact Gartner Investor Relations, call +1 203 316 6537 or send a fax to +1 203 316 6525. We can be contacted during East Coast business hours to answer investment-oriented questions about Gartner.

In addition, you can write us at:
Gartner Investor Relations
56 Top Gallant Road
P.O. Box 10212
Stamford, CT 06904-2212
U.S.A.

Or send us an e-mail at:
investor.relations@gartner.com.
To get financial information online, visit investor.gartner.com.

Independent Registered Public Accounting Firm

KPMG LLP
345 Park Avenue
New York, NY 10154
U.S.A.

Gartner®

April 20, 2010

Dear Stockholder:

On behalf of the Board of Directors and Management of Gartner, Inc., I invite you to attend our 2010 Annual Meeting of Stockholders to be held on Thursday, June 3, 2010, at 10 a.m. local time, at our corporate headquarters at 56 Top Gallant Road, Stamford, Connecticut.

Details of the business to be conducted at the meeting are given in the Notice of Annual Meeting of Stockholders and Proxy Statement which follow this letter.

We have mailed to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2009 Annual Report to Stockholders and our Proxy Statement online, how to request a paper copy of these materials and how to vote. In addition, by following the additional instructions in the Proxy Statement, stockholders may request proxy materials electronically by email or in printed form by mail on an ongoing basis.

Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares, regardless of the number of shares you hold, by utilizing the voting options available to you as described in the Proxy Statement.

If you have any questions about the meeting, please contact our Investor Relations Department at (203) 316-6537.

We look forward to seeing you at the meeting.

Sincerely,



Eugene A. Hall
Chief Executive Officer

Gartner®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date:	Thursday, June 3, 2010
Time:	10:00 a.m. local time
Location:	56 Top Gallant Road Stamford, Connecticut 06902
Matters To Be Voted On:	(1) Election of ten members of our Board of Directors; and (2) Ratification of the selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2010.
Record Date:	April 8, 2010 - You are eligible to vote if you were a stockholder of record on this date.
Voting Methods:	**By Internet** – go to ***"www.proxyvote.com"*** and follow instructions **By Telephone** – call **1-800-690-6903**, 24 hours a day, and follow instructions **By Mail** – if you received your proxy materials by mail, complete and sign your proxy card and return in enclosed envelope or mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, N.Y. 11717 **In Person** – attend the Annual Meeting and vote in person
Importance Of Vote:	Submit a proxy as soon as possible to ensure that your shares are represented. If your shares are held in "street name," we urge you to instruct your broker how to vote your shares. Voting promptly will insure that we have a quorum at the meeting and will save us additional proxy solicitation expenses.

By Order of the Board of Directors,



Lewis G. Schwartz
Corporate Secretary

Stamford, Connecticut
April 20, 2010

TABLE OF CONTENTS

(this page intentionally left blank)



56 Top Gallant Road
Stamford, Connecticut 06902

PROXY STATEMENT

For the Annual Meeting of Stockholders
to be held on June 3, 2010

GENERAL INFORMATION

THE ANNUAL MEETING AND PROPOSALS

The 2010 Annual Meeting of Stockholders of Gartner, Inc. will be held on June 3, 2010, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders and described in greater detail below. This Proxy Statement and form of proxy, together with our 2009 Annual Report to Stockholders, are being furnished in connection with the solicitation by the Board of Directors of proxies to be used at the meeting and any adjournment of the meeting, and are first being made available to our stockholders on or around April 20, 2010. We will refer to your company in this Proxy Statement as "we", "us", the "Company" or "Gartner."

The specific proposals to be considered and acted upon at the Annual Meeting, which are described in more detail in this Proxy Statement, are: Proposal One: the election of ten nominees to our Board of Directors; and Proposal Two: the ratification of the selection of KPMG LLP as our independent auditors for 2010.

INFORMATION CONCERNING PROXY MATERIALS AND THE VOTING OF PROXIES

Why Did You Receive a Notice Regarding Availability of Proxy Materials?

Securities and Exchange Commission (SEC) rules allow companies to furnish proxy materials to their stockholders via the Internet. This "e-proxy" process expedites stockholders' receipt of proxy materials, while significantly lowering the costs and reducing the environmental impact of our annual meeting. Accordingly, on April 20, 2010, we mailed to our stockholders a notice regarding the availability of proxy materials (the "Notice"). If you received a Notice, you will not receive a printed copy of the proxy materials unless you request one. The Notice provides instructions on how to access our proxy materials for the 2010 Annual Meeting on a website, how to request a printed set of proxy materials and how to vote your shares. We expect to shortly mail paper copies of our proxy materials to certain stockholders who have already elected to receive printed materials.

How Can You Get Electronic Access to Proxy Materials?

The Notice provides instructions regarding how to view our proxy materials for the 2010 Annual Meeting online. As explained in greater detail in the Notice, to view the proxy materials and vote, you will need to visit: ***www.proxyvote.com*** and have available your 12-digit Control number(s) located on your Notice.

How Can You Request Paper Copies of Proxy Materials?

If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. If you want to receive paper copies of the proxy materials, you must request them. There is no charge for requesting a copy. To facilitate timely delivery, please make your request on or before May 20, 2010. To request paper copies, stockholders can go to ***www.proxyvote.com,*** call **1-800-579-1639** or send an email to ***sendmaterial@proxyvote.com.*** Please note that if you request materials by email, send a blank email with your 12-digit Control number(s) (located on your Notice) in the subject line.

How Can You Sign Up to Receive Future Proxy Materials Electronically?

You have the option to receive all future proxy statements, proxy cards and annual reports electronically via email or the Internet. If you elect this option, the Company will only mail materials to you in the future if you request that we do so. To sign up for electronic delivery, please follow the instructions below under "How Can You Vote" to vote using the Internet and vote your shares. After submitting your vote, follow the prompts to sign up for electronic delivery.

Who Can Vote at the Annual Meeting?

Only stockholders of record at the close of business on April 8, 2010 (the "Record Date") may vote at the Annual Meeting. As of April 8, 2010, there were 96,146,351 shares of our common stock, par value $.0005 per share ("Common Stock") outstanding and eligible to be voted. Treasury shares are not voted.

How Can You Vote?

You may vote using one of the following methods:

- **Internet.** You may vote on the Internet up until 11:59 PM Eastern Time on June 2, 2010 by going to the website for Internet voting on the Notice or your proxy card ***(www.proxyvote.com)*** and following the instructions on your screen. Have your Notice or proxy card available when you access the web page. If you vote by the Internet, you should not return your proxy card.
- **Telephone.** You may vote by telephone by calling the toll-free telephone number on your proxy card (1-800-690-6903), 24 hours a day and up until 11:59 PM Eastern Time on June 2, 2010, and following prerecorded instructions. Have your proxy card available when you call. If you vote by telephone, you should not return your proxy card.
- **Mail.** If you received your proxy materials by mail, you may vote by mail by marking the enclosed proxy card, dating and signing it, and returning it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, N.Y. 11717.
- **In Person.** You may vote your shares in person by attending the Annual Meeting and submitting your proxy at the meeting.

All shares that have been voted properly by an unrevoked proxy will be voted at the Annual Meeting in accordance with your instructions. If you sign and submit your proxy card, but do not give voting instructions, the shares represented by that proxy will be voted as our Board recommends.

How to Revoke Your Proxy or Change Your Vote

A later vote by any means will cancel an earlier vote. You can revoke your proxy or change your vote before your proxy is voted at the Annual Meeting by:

- giving written notice of revocation to: Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212; or
- submitting another timely proxy by the Internet, telephone or mail; or
- attending the Annual Meeting and voting in person. If your shares are held in the name of a bank, broker or other holder of record, to vote at the Annual Meeting you must obtain a proxy executed in your favor from the holder of record and bring it to the Annual Meeting in order to vote. Attendance at the Annual Meeting will not, by itself, revoke your prior proxy.

How Many Votes You Have

Each stockholder has one vote for each share of our Common Stock that he or she owned on the Record Date for all matters being voted on.

If Your Shares Are Held in "Street Name," How Will Your Broker Vote?

If your brokerage firm, bank, broker or other similar organization is the holder of record of your shares (i.e., your shares are held in "street name"), you will receive voting instructions from the holder of record. You must follow these instructions in order for your shares to be voted. **We urge you to instruct your broker or other nominee how to vote your shares by following those instructions.** The broker is required to vote those shares in accordance with your instructions. If you do not give instructions to the broker, the broker may not vote your shares. In this case, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given.

Quorum
A quorum is constituted by the presence, in person or by proxy, of holders of our Common Stock representing a majority of the number of shares of Common Stock entitled to vote. Abstentions and broker non-votes (described above) will be considered present to determine the presence of a quorum.

Votes Required
Election of Directors: In the election of directors, the ten persons receiving the highest number of affirmative "FOR" votes at the Annual Meeting will be elected. (See "Proposal One: Election of Directors" on page 4). Abstentions and broker non-votes are not counted for purposes of the Election of Directors.

Please note that this year the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote, so it is important that you provide instructions to your broker regarding the voting of your shares. See "If Your Shares Are Held in "Street Name," How Will Your Broker Vote" above.

Ratification of Auditors: The affirmative "FOR" vote of a majority of the votes cast is required to approve the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010. (See Proposal Two: Ratification of Selection of Independent Auditors on page 9). Broker non-votes count as votes "FOR" the proposal for Ratification of Auditors.

If any other matters are brought properly before the Annual Meeting, the persons named as proxies in the enclosed proxy card will have the discretion to vote on those matters for you. If for any reason any of the nominees is not available as a candidate for director at the date of the Annual Meeting, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the board of directors. As of the date of this Proxy Statement, we were unaware of any other matter to be raised at the Annual Meeting.

What Are the Recommendations of the Board?
The Board of Directors recommends that you vote **FOR** the election of the ten nominees to our Board of Directors and **FOR** the ratification of the selection of KPMG LLP as our independent auditor for fiscal 2010.

Who Is Distributing Proxy Materials and Bearing the Cost of the Solicitation?
This solicitation of proxies is being made by the Board of Directors and we will bear the entire cost of this solicitation, including costs associated with mailing the Notice and related internet access to proxy materials, the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy, and any additional solicitation material that we may provide to stockholders. Gartner will request brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others to solicit proxies from these persons and will pay the costs associated with such activities. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic mail and other means by our directors, officers and employees. No additional compensation will be paid to these individuals for any such services.

Where can I find the voting results of the Annual Meeting?
We will also disclose voting results on a Form 8-K filed with the SEC within four business days after the 2010 Annual Meeting, which will also be available on our investor relations website — ***www.investor.gartner.com.***

Who Can Answer Your Questions?
If you have questions about this Proxy Statement or the Annual Meeting, please call our Investor Relations Department at (203) 316-6537.

PROPOSAL ONE: ELECTION OF DIRECTORS

GENERAL INFORMATION ABOUT OUR BOARD OF DIRECTORS AND NOMINEES

Our Board, acting through the Governance/Nominating Committee, is responsible for assembling for stockholder consideration each year a group of nominees that, taken together, have the experience, qualifications, attributes and skills appropriate and necessary to carry out the duties and responsibilities of, and to function effectively as, the board of directors of Gartner. The Governance Committee regularly reviews the composition of the board in light of the needs of the Company, its assessment of board and committee performance, and the input of stockholders and other key stakeholders. The Governance Committee looks for certain common characteristics in all nominees, including integrity, strong professional experience and reputation, a record of achievement, constructive and collegial personal attributes and the ability and commitment to devote sufficient time and effort to board service. In addition, the Governance Committee seeks to include on the board a complementary mix of individuals with diverse backgrounds and skills that will enable the board as a whole to effectively manage the array of issues it will confront in furtherance of its duties. These individual qualities can include matters such as experience in the technology industry; experience managing and operating large public companies; financial, accounting, executive compensation and capital markets expertise; and leadership experience.

Our Board currently has ten directors who serve for annual terms. All of the nominees listed below are incumbent directors who have been nominated for re-election, and have agreed to serve another term. If any nominee is unable or declines unexpectedly to stand for election as a director at the Annual Meeting, proxies will be voted for a nominee designated by the present Board to fill the vacancy. Each person elected as a director will continue to be a director until the 2011 Annual Meeting or until a successor has been elected.

Michael J. Bingle	William O. Grabe
Richard J. Bressler	Eugene A. Hall
Karen E. Dykstra	Stephen G. Pagliuca
Russell P. Fradin	James C. Smith
Anne Sutherland Fuchs	Jeffrey W. Ubben

None of our directors or executive officers is related to another director or executive officer by blood, marriage or adoption.

Our CEO, Eugene A. Hall, has an employment agreement with the Company that obligates the Company to include him on the slate of nominees to be elected to our Board during the term of the agreement. See "Executive Compensation — Employment Agreements with Executive Officers."

There are no other arrangements between any director or nominee and any other person pursuant to which the director or nominee was selected.

INFORMATION ABOUT DIRECTOR NOMINEES

The name, age, principal occupation for the last five years, public company board experience, selected additional biographical information and period of service as a director of the Company of each of the nominees for election as a director are set forth below. Additionally, set forth below is a summary of each director's experience, qualifications and background which, among other factors, support their respective qualifications to continue to serve on the Company's board.

Michael J. Bingle, 38, has been a director since October 2004. Mr. Bingle is a Managing Director of Silver Lake, a private equity firm that he joined in January 2000. Prior thereto, he was a principal with Apollo Management, L.P., a private investment partnership, and an investment banker at Goldman, Sachs & Co., an investment banking firm. From September 2005 to January 2006, he served as a director of TD Ameritrade Holding Corporation. Mr. Bingle's investing, investment banking and capital markets expertise, coupled with his extensive working knowledge of Gartner (a former Silver Lake portfolio company), its financial model and core financial strategies, provide valuable perspective and guidance to our board and Governance Committee, and qualify him to continue to serve as director.

Richard J. Bressler, 52, has been a director since February 2006. Mr. Bressler is a Managing Director of Thomas H. Lee Partners, L.P., a private equity firm that he joined in January 2006. From May 2001 through 2005, Mr. Bressler was Senior Executive Vice President and Chief Financial Officer of Viacom Inc. Prior to joining Viacom, Mr. Bressler was Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive of Time Warner Digital Media and as Executive Vice President and Chief Financial Officer of Time Warner Inc. Before joining Time Inc. in 1988, Mr. Bressler, a CPA, was a partner with the accounting firm of Ernst & Young. Mr. Bressler is a director of Warner Music Group Corp., The Nielson Company B.V. and CC Media Holdings, Inc., and a former director of America Media Operations, Inc. He is also a member of the JP Morgan Chase National Advisory Board and a Board Observer of Univision Communications, Inc. Mr. Bressler qualifies as an audit committee financial expert, and his extensive financial and operational roles at large U.S. public companies bring a wealth of management, financial, accounting and professional expertise to our board and Audit Committee, and qualify him to continue to serve as director.

Karen E. Dykstra, 51, has been a director since July 2007. Ms. Dykstra has been a partner of Plainfield Asset Management LLC ("Plainfield"), since January 2007, and Chief Operating Officer, Chief Financial Officer and director of Plainfield Direct Inc., Plainfield's business development company, both located in Greenwich, Connecticut, since May 2006. Prior thereto, she spent several years with Automatic Data Processing, Inc., located in Roseland, New Jersey, most recently as Chief Financial Officer from January 2003 to May 2006, Vice President — Finance from July 2001 to January 2003 and Corporate Controller from October 1998 to July 2001. Ms. Dykstra is also a director of Crane Co., AOL Inc. and various private companies. Ms. Dykstra qualifies as an audit committee financial expert, and her extensive management, financial, accounting and oversight experience provide important expertise to our board and Audit Committee, and qualify her to continue to serve as director.

Russell P. Fradin, 54, has been a director since June 2007. Since September 2006, he has been chairman, chief executive officer and a director of Hewitt Associates, Inc., a provider of HR business process outsourcing and related consulting services. From February 2004 until joining Hewitt, he was president, chief executive officer and a director of Bisys Group, Inc., a provider of outsourcing solutions to investment firms, insurance companies and banks. Before joining Bisys, Mr. Fradin held various senior positions at Automatic Data Processing, Inc., most recently as president of its Global Employer Services Group. Additionally, he spent 18 years at McKinsey & Company, serving most recently as Director. Mr. Fradin's extensive executive management and operations expertise in technology-related companies, as well as his knowledge of executive compensation practices and issues, provide an important perspective to our board and Compensation Committee, and qualify him to continue to serve as director.

Anne Sutherland Fuchs, 63, has been a director since July 1999. She is currently a consultant to private equity firms and Chair of the Commission on Women's Issues for New York City, a position she has held since 2002. Previously, Ms. Fuchs served as a senior executive with operational responsibility at LVMH Moët Hennessy Louis Vuitton, Phillips de Pury & Luxembourg and several publishing companies, including Hearst Corporation, Conde Nast, Hachette and CBS. Ms. Fuchs is also a director of Pitney Bowes Inc. Ms. Fuchs' executive management, content and branding skills plus operations expertise, her knowledge of government operations and government partnerships with the private sector, and her keen interest and knowledge of diversity, governance and executive compensation matters provide important perspective to our board and its Governance and Compensation Committees, and qualify her to continue to serve as director.

William O. Grabe, 71, has been a director since April 1993. Mr. Grabe is a Managing Director of General Atlantic LLC, a global private equity firm. Prior to joining General Atlantic in 1992, Mr. Grabe was a Vice President and Corporate Officer of IBM Corporation. Mr. Grabe is presently a director of Compuware Corporation, Infotech Enterprises Limited, Lenovo Group Limited and Patni Computer Systems Ltd. and various private companies, all of which are portfolio companies of General Atlantic, and a former director of LHS AG and Digital China Holdings Limited. Mr. Grabe's extensive senior executive experience at IBM, his knowledge of business operations and his vast knowledge of the global information technology industry have made him a valued member of the board and Governance Committee, and qualify him to continue to serve as director.

Eugene A. Hall, 53, has been our Chief Executive Officer and a director since August 2004. Prior to joining Gartner, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and service company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as Director. As Gartner's CEO, Mr. Hall is responsible for developing and executing on the Company's operating plan and business strategies in consultation with the board of directors and for driving Gartner's business and financial performance, and, therefore, is qualified to continue to serve as the principal management representative on the board.

Stephen G. Pagliuca, 55, served as a director from July 1990 until September 2009 when he resigned to enter the Massachusetts U.S. Senate race. He was unanimously re-appointed to the board on February 4, 2010. Mr. Pagliuca is a Managing Director of Bain Capital Partners, LLC and is also a Managing Partner and an owner of the Boston Celtics basketball franchise. Mr. Pagliuca joined Bain & Company in 1982, and founded the Information Partners private equity fund for Bain Capital in 1989. Prior to joining Bain, Mr. Pagliuca worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca is a director of Burger King Holdings, Inc., Hospital Corporation of America and he previously served as a director of Warner Chilcott PLC and Quintiles Transnational Corporation. Mr. Pagliuca has served on our board since Gartner first became a public company (with the exception of the recent five month hiatus to run for public office). He has deep subject matter knowledge of Gartner's history, the development of its business model and the global information technology industry, as well as financial and accounting matters, all of which provide valuable guidance to the board and qualify him to continue to serve as director.

James C. Smith, 69, has been a director since October 2002 and Chairman of the Board since August 2004. Until its sale in 2004, Mr. Smith was Chairman of the Board of First Health Group Corp., a national health benefits company. He also served as First Health's Chief Executive Officer from January 1984 through January 2002 and President from January 1984 to January 2001. Mr. Smith is a director of various private companies. Mr. Smith's long-time expertise and experience as the founder, senior-most executive and chairman of the board of a successful large public company provides a unique perspective and insight into management and operational issues faced by the board, Audit Committee and by our CEO. This experience, coupled with Mr. Smith's personal leadership qualities, qualify him to continue to serve as director, and as Chairman of the Board.

Jeffrey W. Ubben, 48, has been a director since June 2004. Mr. Ubben is a founder, the Chief Executive Officer and Chief Investment Officer of ValueAct Capital, an investment partnership, which owns 21.6% of our Common Stock as of the date of this Proxy Statement. Prior to founding ValueAct Capital in 2000, Mr. Ubben was a Managing Partner at Blum Capital Partners for more than five years. Previously, Mr. Ubben spent eight years at Fidelity Investments where he managed the Fidelity Value Fund. Mr. Ubben is a also a director of Sara Lee Corporation and Misys, plc, a former chairman and director of Martha Stewart Living Omnimedia, Inc., and a former director of Acxiom Corporation, Catalina Marketing Corporation, Omicare Inc., Per-Se Technologies, Inc., Mentor Corporation and several other private companies. In addition, Mr. Ubben serves as chairman of the national board of the Posse Foundation and is on the board of trustees of Northwestern University and the board of the American Conservatory Theatre. Mr. Ubben's investment banking and capital markets expertise and his management and executive leadership experience, combined with his extensive working knowledge of Gartner, its financial model and core financial strategies (resulting from ValueAct's long-term substantial investment in Gartner), provide valuable insight to the board and Compensation Committee as it works with management to maximize shareholder value, and qualify him to continue to serve as a director.

COMPENSATION OF DIRECTORS

Directors who are also employees, and directors who we are contractually obligated to appoint to the Board, receive no fees for their services as directors. All other directors receive the following compensation for their services:

Annual Fee:	$50,000 per director and an additional $60,000 for our non-executive chairman of the board, payable in arrears in four equal quarterly installments, on the first business day of each quarter. These amounts are paid in common stock equivalents (CSEs) granted under the Company's 2003 Long-Term Incentive Plan ("2003 Plan"), except that a director may elect to receive up to 50% in cash. The CSEs convert into Common Stock on the date the director's continuous status as a director terminates, unless the director elected accelerated release as provided in the 2003 Plan. The number of CSEs awarded is determined by dividing the aggregate director fees owed for a quarter on the first business day following the close of that quarter by the closing price of the Common Stock on that date.
Annual Committee Chair Fee:	$5,000 for the chair of each of our Compensation and Governance Committees. $10,000 for the chair of our Audit Committee. Amounts are payable in the same manner as the Annual Fee.
Annual Committee Member Fee:	$5,000 for each of our Compensation and Governance Committee members and $10,000 for each Audit Committee member. Committee chairs receive both a committee chair fee and a committee member fee. Amounts are payable in the same manner as the Annual Fee.
Annual Equity Grant:	$70,000 in value of restricted stock units (RSUs), awarded annually on the date of the Annual Meeting. The number of RSUs awarded is determined by dividing $70,000 by the closing price of the Common Stock on the award date. The restrictions lapse one year after grant subject to continued service.
Attendance Fee for Board Meetings:	None; however, we do reimburse directors for their expenses to attend meetings.

DIRECTOR COMPENSATION TABLE

This table sets forth compensation (in dollars) earned or paid in cash, and the grant date fair value of equity awards made, to our non-management directors on account of services rendered as a director in 2009. In 2009, Michael Bingle was appointed to the board pursuant to a contractual obligation (which terminated in December 2009) and, accordingly, received no compensation for his service. Mr. Hall receives no compensation for service as director.

Name	Fees Earned Or Paid in Cash (1)	Stock Awards (2)	Total
Richard J. Bressler	70,000	70,000	140,000
Karen E. Dykstra	60,000	70,000	130,000
Russell P. Fradin	55,000	70,000	125,000
Anne Sutherland Fuchs	65,000	70,000	135,000
William O. Grabe	60,000	70,000	130,000
Steven G. Pagliuca	36,277	70,000	106,277
James C. Smith	120,000	70,000	190,000
Jeffrey W. Ubben (3)	125,000	–	125,000

(1) Includes amounts earned in 2009 and paid in cash and/or common stock equivalents (CSEs) on account of (i) a $50,000 annual director fee; (ii) an additional $60,000 fee for the chairman of the board (James C. Smith), (iii) a $5,000 annual fee for each committee membership ($10,000 for audit); and (iv) an additional $5,000 fee for service as a committee chairman ($10,000 for audit).

(2) Represents the grant date value of an annual equity award computed in accordance with FASB ASC Topic 718 (column (c)) consisting of 4,340 restricted stock units (RSUs) that vest one year from the award date, which was June 4, 2009, the date of the 2009 Annual Meeting of Stockholders, subject to continued service through that date; accordingly, the award made to Mr. Pagliuca was forfeited due to his resignation from the board in September 2009 to run for public office. (He was subsequently re-appointed in February 2010). The number of RSUs awarded was calculated by dividing $70,000 by the closing price of our Common Stock on the award date ($16.13).

(3) In 2009, Mr. Ubben received the value of the annual director equity award in cash because he was restricted from receiving additional shares of Common Stock under our Rights Agreement due to his affiliation with ValueAct Capital. The Rights Agreement terminated by its terms in February 2010.

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote "FOR" management's ten nominees for election to the Board of Directors.

PROPOSAL TWO: RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected KPMG LLP to serve as the Company's independent auditors for the 2010 fiscal year. Additional information concerning the Audit Committee and its activities with KPMG can be found in the "Audit Committee Report" and the "Principal Accountant Fees and Services" below.

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. Ratification by the stockholders of the selection of KPMG is not required by law, the Company's bylaws or otherwise. However, the Board of Directors is submitting the selection of KPMG for stockholder ratification to ascertain stockholders' views on the matter.

Representatives of KPMG will attend the Annual Meeting to respond to appropriate questions and to make a statement if they desire to do so.

AUDIT COMMITTEE REPORT

Pursuant to its responsibilities as set forth in the Audit Committee Charter, the Audit Committee has reviewed and discussed with management and with KPMG Gartner's audited consolidated financial statements for the year ended December 31, 2009. The Audit Committee has discussed with KPMG the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. The Audit Committee has received the written disclosures and letter from KPMG required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence and has discussed with KPMG that firm's independence.

Based on the review and discussions noted above, as well as discussions regarding Gartner's internal control over financial reporting and discussions with Gartner's internal audit function, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2009 be included in Gartner's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the Securities and Exchange Commission.

Audit Committee of the Board of Directors
Richard J. Bressler
Karen E. Dykstra
James C. Smith

April 20, 2010

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2009, KPMG performed recurring audit services, including the examination of our annual financial statements, limited reviews of quarterly financial information, certain statutory audits and tax services for the Company. The aggregate fees billed for professional services by KPMG in 2008 and 2009 for various services performed by them were as follows:

Types of Fees	2008	2009
Audit Fees	$2,400,158	$2,361,000
Audit-Related Fees	—	—
Tax Fees	231,000	228,000
All Other Fees	—	—
Total Fees	$2,631,158	$2,589,000

Audit Fees. Audit fees billed for 2008 and 2009 relate to professional services rendered by KPMG for the audit of the Company's annual consolidated financial statements contained in the Company's Annual Report on Form 10-K, the review of its quarterly financial statements contained in the Company's

Quarterly Reports on Form 10-Q, as well as work performed in connection with statutory and regulatory filings.

Audit-Related Fees. Audit-related fees relate to professional services rendered by KPMG primarily for audit support services. KPMG provided no services in this category in 2008 and 2009.

Tax Fees. Tax fees billed for 2008 and 2009 relate to professional services rendered by KPMG for permissible tax compliance in foreign locations, tax advice, tax planning and tax audits.

All Other Fees. This category of fees covers all fees for any permissible service not included in the above categories. KPMG provided no services in this category in 2008 and 2009.

Pre-Approval Policies. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by KPMG. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. KPMG and management report periodically to the Audit Committee regarding the services provided by KPMG in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. In the case of permissible tax services, the Audit Committee has approved overall fee amounts for specific types of permissible services (i.e., tax compliance, tax planning and tax audit support) to allow management to engage KPMG expeditiously as needed as projects arise. All services rendered in 2009 were pre-approved by the Audit Committee.

RECOMMENDATION OF OUR BOARD

Our Board unanimously recommends that you vote "FOR" ratification of the selection of KPMG LLP as the Company's independent auditors for fiscal 2010.

CORPORATE GOVERNANCE

DIRECTOR INDEPENDENCE

Our Board Principles and Practices are available at ***www.investor.gartner.com*** under the "Corporate Governance" link and are periodically reviewed and revised as necessary by our Governance Committee and Board, most recently in October 2009. They require that our Board be comprised of a majority of directors who meet the criteria for independence from management set forth by the New York Stock Exchange ("NYSE") in its corporate governance standards.

Our committee charters likewise require that our standing Audit, Compensation and Governance/ Nominating Committees be comprised only of independent directors. Additionally, the Audit Committee members must be independent under Section 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Compensation Committee members must be independent under Rule 16b-3 promulgated under the Exchange Act and qualify as outside directors under regulations promulgated under Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code").

Utilizing all of these criteria, as well as all relevant facts and circumstances, the Board annually assesses the independence from management of all non-management directors and committee members by reviewing the commercial, financial, familial, employment and other relationships between each director and the Company, its auditors and other companies that do business with Gartner.

Any director who changes his or her primary employment must tender a resignation from the Board in order to enable the Governance Committee to determine whether the change in employment creates an actual or potential conflict of interest, lack of independence or other issue that renders the director's continued service undesirable, thereby allowing the Board to avoid removal procedures.

After analysis and recommendation by the Governance Committee, the Board determined that all of our non-management directors (i.e., Michael Bingle, Richard Bressler, Karen Dykstra, Russell Fradin, Anne Sutherland Fuchs, William Grabe, Stephen Pagliuca, James Smith and Jeffrey Ubben) are independent under the NYSE standards; that our Audit Committee members (Ms. Dykstra and Messrs. Bressler and Smith) are also independent under Section 10A-3 of the Exchange Act; and that our Compensation Committee members (Ms. Fuchs and Messrs. Fradin and Ubben) are independent under Exchange Act Rule 16b-3 and qualify as outside directors under Code Section 162(m) regulations.

The Governance Committee and the Board specifically addressed the stock ownership by ValueAct (21.6% of our Common Stock as of the date of this Proxy Statement), and the affiliation of Mr. Ubben with ValueAct. After consideration of all relevant facts and circumstances, the Board concluded that the fact of this ownership in and of itself did not impair Mr. Ubben's independence from management.

BOARD LEADERSHIP STRUCTURE

The leadership of our Board of Director rests with our independent Chairman of the Board, Mr. James C. Smith. Gartner believes that the separation of functions between the CEO and Chairman of the Board provides independent leadership of the board in the exercise of its management oversight responsibilities, increases the accountability of the CEO and creates transparency into the relationship between executive management, the board of directors and the stockholders. Additionally, in view of Mr. Smith's extensive experience as a chief executive officer of a major corporation, he is able to provide an independent point of view to our CEO on important management and operational issues.

RISK OVERSIGHT

Management, through the monthly meeting of the executive operating committee, deals with emerging operational and strategic risks facing the Company. Additionally, management believes that, through its Risk function, as well as through its review and testing of internal controls over financial reporting, it maintains robust financial statement risk assessment and risk management processes. The Risk function (which includes internal audit) conducts an annual company-wide risk assessment, from which areas of potential risk are identified and an internal audit plan is developed. Internal audit examines risk areas and makes suggestions to management to ameliorate any identified risk. Management's Disclosure Committee likewise reviews the adequacy of the Company's risk factor disclosures on a quarterly basis.

The Risk function reports directly to the Audit Committee, and provides the committee with a report each quarter. The committee reviews the results of the risk assessment process and the proposed internal audit plan. Subsequent quarterly meetings include an update on ongoing internal audit activities — including results of recent audits and any changes to the audit plan — and insurance updates. Risk also meets with the Audit Committee in executive session on a quarterly basis. At the Audit Committee meetings, areas of potential risk are identified and discussed by management and the committee; the committee often suggests additional areas that may warrant the attention of the Risk function.

As noted above, the Company maintains internal controls and procedures over financial reporting that are updated and tested annually. Any internal control deficiencies and the status of remediation efforts likewise are reported to the Audit Committee.

Any areas of significant risk are brought to the attention of the full board by the Audit Committee. In addition, the Company's strategic objectives and activities are discussed with the board and approved annually.

Risk Assessment of Compensation Policies and Practices

Management has conducted a risk assessment of the Company's compensation policies and practices, including all executive compensation and company-wide compensation policies and practices, as well as the many variable compensation policies applicable to our global sales force. The results of this assessment have been reported to the Compensation Committee. Management has concluded and the Compensation Committee has agreed that no Company compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

BOARD AND COMMITTEE MEETINGS AND ANNUAL MEETING ATTENDANCE

Our Board held seven meetings during 2009. During 2009, all of our directors attended at least 75% of the aggregate of all Board and committee meetings held (during the periods in which such director served as a director and/or committee member.) At each Board and committee meeting, the non-management directors met in executive session. James C. Smith, our non-executive Chairman of the Board, presided over these executive sessions at the Board meetings, and each committee chairperson presided over the executive sessions at their respective committee meetings. Directors are welcome, but not required, to attend the Annual Meeting of Stockholders. In 2009, only Mr. Hall attended the Annual Meeting of Stockholders.

COMMITTEES GENERALLY AND CHARTERS

As noted above, our Board has three standing committees: Audit, Compensation and Governance/Nominating and all committee members have been determined by our Board to be independent under applicable standards. Our Board of Directors has approved a written charter for each committee which is reviewed annually and revised as appropriate, most recently in October 2009. A current copy of each charter is available at ***www.investor.gartner.com*** under the "Corporate Governance" link. See "Miscellaneous — Available Information" below.

GOVERNANCE/NOMINATING COMMITTEE

Our Governance/Nominating Committee (the "Governance Committee") presently consists of Ms. Fuchs and Messrs. Bingle and Grabe (Chairperson). It held four meetings during 2009. Our Governance Committee considers such matters as:

- the size, composition and organization of our Board;
- the independence of directors;
- our corporate governance policies, including our Board Principles and Practices;
- the criteria for membership as a director and the selection of individuals for election to the Board;
- recommendations of committee assignments;

- recommendations concerning the form and amount of director compensation; and
- the performance evaluation of our CEO, management succession planning and annual board evaluations.

In early 2010, at the recommendation of the Governance Committee, the Board resolved to reset its size at ten (10) directors. It concluded that the current membership provided an appropriate mix of talents, background and experiences that enabled the Board to effectively and efficiently carry out its responsibilities.

Candidates for Board nomination may be brought to the attention of the Governance Committee by current Board members, management, stockholders or other persons. All potential new candidates are fully evaluated by the Governance Committee, in accordance with its charter, and then considered by the entire Board for nomination.

Stockholders wishing to recommend director candidates for consideration by the committee may do so by writing to the Chairman of the Governance/Nominating Committee, c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904-2212, and indicating the recommended candidate's name, biographical data, professional experience and any other qualifications.

While the Governance Committee has not specified minimum qualifications for candidates it recommends, it will consider the qualifications, skills, expertise, qualities, diversity, age, availability and experience of all candidates that are presented to it for consideration. The Board utilizes a concept of diversity that extends beyond race, gender and national origin to encompass the viewpoints, professional experience and other individual qualities and attributes of candidates that will enable the Board to select candidates who are best able to carry out the Board's responsibilities and complement the mix of talent and experience represented on the Board.

Each nominee for election at the 2010 Annual Meeting of Stockholders is an incumbent director who was recommended for nomination by the Governance Committee, and nominated by the full Board for re-election.

AUDIT COMMITTEE

Gartner has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Our Audit Committee presently consists of Ms. Dykstra and Messrs. Bressler (Chairperson) and Smith. Our Board has determined that both Ms. Dykstra and Mr. Bressler qualify as Audit Committee Financial Experts, as defined by the rules of the SEC, and have the requisite accounting or related financial management expertise required by the NYSE corporate governance listing standards, and that all members are financially literate as required by the NYSE corporate governance listing standards. During 2009, the Audit Committee held five meetings.

Our Audit Committee serves as an independent body to assist in Board oversight of:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independent auditor's qualifications and independence;
- the Company's Risk and internal audit functions; and
- the Company's independent auditors.

Additionally, the Committee:

- is directly responsible for the appointment, compensation and oversight of our independent auditors;
- approves the engagement letter describing the scope of the audit;
- approves fees for audit and non-audit services;
- provides an open avenue of communication among the independent auditors, the Risk and internal audit functions, management and the Board;

- resolves disagreements, if any, between management and the independent auditors regarding financial reporting for the purpose of issuing an audit report in connection with our financial statements; and
- prepares the Audit Committee Report required by the SEC and included in this Proxy Statement on page 9 above.

The independent auditors report directly to the Audit Committee. By meeting with independent auditors and internal auditors, and operating and financial management personnel, the Audit Committee oversees matters relating to accounting standards, policies and practices, any changes thereto and the effects of any changes on our financial statements, financial reporting practices and the quality and adequacy of internal controls. Additionally our internal audit function reports directly to the Audit Committee. After each Audit Committee meeting, the Committee meets separately with the independent auditors and separately with the internal auditors, without management present.

The Audit Committee has established procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. A toll-free phone number that is managed by a third party is available for confidential and anonymous submission of concerns. All submissions are reported to the General Counsel and, in turn, to the Chairman of the Audit Committee. The Audit Committee has the power and funding to retain independent counsel and other advisors as it deems necessary to carry out its duties.

COMPENSATION COMMITTEE

Our Compensation Committee presently consists of Ms. Fuchs (Chairperson) and Messrs. Fradin and Ubben. Our Board has determined that each member of the Compensation Committee qualifies as a non-employee director under Exchange Act Rule 16b-3 and as an outside director under regulations issued under Code Section 162(m). During 2009, the Compensation Committee held six meetings.

The Compensation Committee has responsibility for administering and approving all elements of compensation for the Chief Executive Officer and other executive officers. It also approves, by direct action or through delegation, all equity awards, grants, and related actions under the provisions of our 2003 Long-Term Incentive Plan (the "2003 Plan"), and administers the 2003 Plan. Consistent with the terms of the 2003 Plan, the Committee makes an annual delegation of authority to the CEO to make equity awards to certain individuals not to exceed $100,000 in value or $1,000,000 in aggregate value in a calendar year. This delegation does not permit any award to an employee subject to Section 16 of the Exchange Act (i.e., all executive officers) or any award which would jeopardize the 2003 Plan's qualifications under Section 162(m) or Exchange Act Rule 16b-3. The purpose of this delegation is to grant flexibility to the CEO in new hire, retention and promotion situations involving key personnel other than executive officers.

The Compensation Committee is also responsible for:

- evaluating CEO performance (with the input and oversight of the Governance Committee and Chairman);
- establishing CEO compensation with input from the full Board within the confines of the CEO's employment agreement;
- approving the peer group established for executive compensation purposes;
- approving all components of compensation paid to executive officers and directors; and
- providing oversight in connection with company-wide compensation programs.

In setting CEO compensation and compensation for other executive officers, the Committee will consider the results of performance evaluations, benchmarking, the advice of our outside compensation consultant, published survey data and input from the CEO and human resources department. The CEO is responsible for reviewing the performance of all other executive officers, all of whom report directly to him, and recommending the annual salary increase, bonus program and equity award, if any, for these executive officers to the Committee for its approval. Please refer to the "Compensation Discussion and Analysis" on page 18 for a more detailed discussion of executive compensation. Finally, the Committee reviewed and approved the Compensation Discussion and Analysis, recommended its inclusion in this Proxy Statement (and Annual Report on Form 10-K for 2009) and issued the related report to stockholders as required by the SEC (see "Compensation Committee Report" on page 25 below).

Mercer (US) Inc. ("Mercer") was retained by the Company to provide information, analyses, and advice regarding 2009 executive compensation and reported to the Compensation Committee chair. In the course of conducting its activities, Mercer attended four meetings of the Committee in 2009 and presented its findings and recommendations for discussion. In connection with 2009 executive compensation, Mercer:

- Evaluated the competitive positioning of the Company's named executive officers' base salaries, annual incentive and long-term incentive compensation relative to its primary peers and the broader industry
- Assessed the alignment of the Company compensation levels relative to performance of the Company against its peer group and relative to the Company's articulated compensation philosophy; and
- Briefed the Compensation Committee and management on executive compensation trends among the Company's peers and broader industry.

All of the decisions with respect to determining the amount or form of executive compensation under the Company's executive compensation programs are made by the Committee alone and may reflect factors and considerations other than the information and advice provided by Mercer.

Compensation Committee Interlocks and Insider Participation. During 2009, no member of the Compensation Committee served as an officer or employee of the Company, was formerly an officer of the Company or had any relationship with the Company required to be disclosed under "Transactions With Related Persons." Additionally, during 2009, no executive officer of the Company: (i) served as a member of the compensation committee (or full board in the absence of such a committee) or as a director of another entity, one of whose executive officers served on our Compensation Committee; or (ii) served as a member of the compensation committee (or full board in the absence of such a committee) of another entity, one of whose executive officers served on our Board.

DIRECTOR STOCK OWNERSHIP GUIDELINES

The Board believes directors should have a financial interest in the Company. Accordingly, each director is required to own at least 10,000 shares of our Common Stock. New directors also have three years from election or appointment to comply with the policy as follows: 25% within one year of election or appointment; 50% within two years of election or appointment; and 100% within three years of election or appointment. We permit directors to apply deferred but vested RSUs towards satisfying these requirements. All of our directors are in compliance with these guidelines.

CODE OF ETHICS

Gartner has adopted a CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, a Code of Business Conduct, which applies to all Gartner officers, directors and employees, and Principles of Ethical Conduct which applies to all employees. All of these codes are available at ***www.investor.gartner.com*** under "Corporate Governance." At least annually, each director and each member of senior management must affirm his or her compliance with the Code of Business Conduct. See "Miscellaneous — Available Information" below.

EXECUTIVE OFFICERS

GENERAL INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following individuals were serving as our executive officers on April 1, 2010:

Name	Age	Title
Eugene A. Hall	53	Chief Executive Officer and Director
Kendall B. Davis	41	Senior Vice President, End User Programs
Alwyn Dawkins	44	Senior Vice President, Worldwide Events
Darko Hrelic	53	Senior Vice President and Chief Information Officer
Diane Julian	63	Senior Vice President, Sales
Robin B. Kranich	39	Senior Vice President, Human Resources
Dale Kutnick	60	Senior Vice President, Executive Programs
Christopher J. Lafond	44	Executive Vice President and Chief Financial Officer
Lewis G. Schwartz	59	Senior Vice President, General Counsel & Corporate Secretary
Peter Sondergaard	45	Senior Vice President, Research
Per Anders Waern	48	Senior Vice President, Consulting
Michael Yoo	41	Senior Vice President, High Tech & Telecom Programs

Eugene A. Hall has been our Chief Executive Officer and a director since August 2004. Prior to joining Gartner, Mr. Hall was a senior executive at Automatic Data Processing, Inc., a Fortune 500 global technology and services company, serving most recently as President, Employers Services Major Accounts Division, a provider of human resources and payroll services. Prior to joining ADP in 1998, Mr. Hall spent 16 years at McKinsey & Company, most recently as Director.

Kendall B. Davis has been our Senior Vice President, End User Programs since May 2008. Prior thereto, he served as Senior Vice President, High Tech & Telecom Programs, and as Senior Vice President, Strategy, Marketing and Business Development. Prior to joining Gartner in September 2005, Mr. Davis spent ten years at McKinsey & Company, where he was a partner assisting clients in the IT industry.

Alwyn Dawkins has been our Senior Vice President, Worldwide Events, since May 2008. Previously at Gartner, he served as group vice president, Asia/Pacific Sales, based in Sydney, Australia, and prior thereto, as group vice president, Gartner Events, where he held global responsibility for exhibit and sponsorship sales across the extensive portfolio of Gartner events. Prior to joining Gartner in 2002, Mr. Dawkins spent ten years at Richmond Events, culminating in his role as executive vice president responsible for its North American business.

Darko Hrelic has been our Senior Vice President and Chief Information Officer since January 2007. Prior to joining Gartner, he spent five years at Automatic Data Processing, Inc., most recently as Vice President and Chief Technology Officer in ADP's Employers Services Division. Prior to joining ADP, Mr. Hrelic spent over 21 years at IBM, principally at the TJ Watson Research Center.

Diane Julian has been our Senior Vice President, Sales since June 2009. She joined Gartner in 1990 as a research analyst, transferring to sales management in 1992. During her 19 year tenure at Gartner, she has held successive sales positions of increasing scope and responsibility, culminating most recently as the leader of the strategic accounts organization. Prior to this role, Ms. Julian led North America Government and Education Sales, a high performing team she founded in 1996. Before joining Gartner, Ms. Julian spent 14 years at Xerox Corporation.

Robin B. Kranich has been our Senior Vice President, Human Resources, since May 2008. Prior thereto, she served as Senior Vice President, End User Programs and as Senior Vice President, Research Operations and Business Development. During her more than 15 years at Gartner, Ms. Kranich has held various additional roles, including Senior Vice President and General Manager of Gartner EXP, Vice President and Chief of Staff to Gartner's president and various sales and sales management roles. Prior to joining Gartner in September 1994, Ms. Kranich was part of the Technology Advancement Group at Marriott International.

Dale Kutnick has been our Senior Vice President, Executive Programs since February 2007. Prior to that, he served as Senior Vice President and Director of Research. Prior to joining Gartner in April 2005,

Mr. Kutnick was the co-founder, Chairman of the Board and Research Director of Meta Group, Inc. Mr. Kutnick spent 14 years at Meta, from its inception in January 1989 to January 2003. Prior to co-founding Meta, Mr. Kutnick was Executive Vice President, Research at Gartner, and Executive Vice President of Gartner Securities.

Christopher J. Lafond has been our Executive Vice President and Chief Financial Officer since October 2003. From January 2002 to October 2003, Mr. Lafond served as Chief Financial Officer for Gartner's North America and Latin America operations. From July 2000 to December 2001, Mr. Lafond was Group Vice President and North American Controller. Mr. Lafond joined us in March 1995 and has held several finance positions, including Director of Finance, Vice President of Finance and Assistant Controller. Prior to joining Gartner, Mr. Lafond was Senior Financial Planner at International Business Machines Corporation and an analyst in fixed-income asset management at J.P. Morgan Investment Management.

Lewis G. Schwartz has been our Senior Vice President, General Counsel and Corporate Secretary since January 2001. Prior to joining Gartner, Mr. Schwartz was a partner with the law firm of Shipman & Goodwin LLP, serving on the firm's management committee. Before joining Shipman & Goodwin, Mr. Schwartz was a partner with Schatz & Schatz, Ribicoff & Kotkin, an associate at Skadden, Arps, Slate, Meagher & Flom in New York City, and an assistant district attorney in New York County (Manhattan).

Peter Sondergaard has been our Senior Vice President, Research since August 2004. During his 21 years at Gartner, Mr. Sondergaard has held various roles, including Head of Research for the Technology & Services Sector, Hardware & Systems Sector Vice President and General Manager for Gartner Research EMEA. Prior to joining Gartner, Mr. Sondergaard was research director at International Data Corporation in Europe.

Per Anders Waern has been our Senior Vice President, Consulting since January 2008. Since joining Gartner in 1998, Mr. Waern has held senior consulting roles principally in EMEA, and served most recently as head of Gartner's global core consulting team since November 2006. Prior to joining Gartner, Mr. Waern led corporate IT strategy at Vattenfall in Sweden.

Michael Yoo has been our Senior Vice President, High Tech & Telecom Programs since May 2008. Prior to assuming this role, he played a lead role at Gartner in developing and launching new role-based products for both technology providers and CIOs as the head of product development for the High-Tech & Telecom Programs team. Prior to joining Gartner in 2006, he spent four years as a management consultant at McKinsey & Company, serving clients in the high-tech industry. He spent the first ten years of his career as a research physicist, leading nanotechnology research and development efforts at IBM Research, Philips Research and Bell Laboratories.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Set forth below is a discussion of compensation awarded to, earned by, or paid to, the Company's executive officers, including our 2009 named executive officers (that is, our CEO, Eugene A. Hall, our CFO, Christopher J. Lafond, and our three most highly compensated executive officers in 2009 other than the CEO and CFO; Per Anders Waern, our SVP, Consulting; Alwyn Dawkins, our SVP, Events; and Lewis G. Schwartz, our SVP, General Counsel and Corporate Secretary). This discussion explains all principal elements of the Company's compensation of these officers, including (i) the objectives of the Company's compensation policies; (ii) what the compensation program is designed to reward; (iii) each element of compensation; (iv) why the Company chooses to pay each element; (v) how the Company determines the amount (and, where applicable, the formula) for each element to pay; and (vi) how each compensation element and the Company's decisions regarding that element fit into the Company's overall compensation objectives and affect decisions regarding other elements.

The Objectives of the Company's Compensation Policies

The objectives of our compensation policies are twofold:

- to attract, motivate and retain highly talented, creative and entrepreneurial individuals by paying market-based compensation; and
- to motivate our executives to maximize the performance of our Company through pay-for-performance compensation components based on the achievement of corporate performance targets that are aggressive, but attainable, given economic conditions.

What the Compensation Program Is Designed to Reward

Our guiding philosophy is that the more executive compensation is linked to corporate performance, the stronger the inducement is for management to strive to improve Gartner's performance. In addition, we believe that the design of the total compensation package must be competitive with the marketplace from which we hire our executive talent in order to achieve our objectives and attract and retain individuals who are critical to our long-term success. Our compensation program for executive officers is designed to compensate individuals for achieving and exceeding *corporate* performance objectives. We believe this type of compensation encourages outstanding team performance (not simply individual performance) which builds stockholder value.

Both short-term and long-term incentive compensation is earned by executives only upon the achievement by the Company of certain measurable performance objectives that are deemed by the Compensation Committee and management to be critical to the Company's short-term and long-term success. The amount of compensation ultimately earned will increase or decrease depending upon Company performance. Finally, we believe that the proportion of an executive's compensation attributable to corporate performance objectives should increase as the individual's business responsibilities increase.

Each Element of Compensation and Why the Company Chooses to Pay Each Element

Principal Compensation Elements. To achieve the objectives noted above, we have designed executive compensation to consist of three principal elements:

- base salary,
- short-term incentives (cash bonuses) and
- long-term incentives (equity awards under our 2003 Long-Term Incentive Plan).

We pay competitive salaries to attract and retain the executive talent necessary to develop and implement our corporate strategy and business plan. We pay short-term and long-term incentive compensation to motivate our executives to generate outstanding performance, to align compensation paid with proven results that benefit our stockholders, and to make our executives stakeholders in the success of our Company. In addition, we provide standard perquisites to our executive officers, consistent with practices that exist elsewhere in the external marketplace.

How the Company Determines Executive Compensation Elements

In General. The severe economic conditions that arose in the fourth quarter of 2008 and the uncertain operating environment that existed in the beginning of 2009 led the Company to be conservative when planning 2009 executive compensation at the start of 2009. Target pay for executives, including base salaries, bonuses and long-term incentive awards, all were frozen at 2008 values. Throughout Gartner, merit and cost of living increases were only made to employees located in countries with high wage inflation or where increases were legally mandated; all other compensation was frozen at 2008 levels.

Performance objectives for short-term (bonuses) and long-term (equity) incentive awards were set at levels that we believed would continue to motivate performance and would be attainable given the economic outlook in early 2009, with adjustment for over- and under-achievement depending upon actual performance. The 2009 executive compensation performance objectives were pegged to the 2009 operating plan which was approved by the Board of Directors. The goal was to motivate executives and employees to achieve the operating plan despite the existence of adverse economic conditions. We believe that it is especially important to strengthen executive officer motivation to achieve the highest possible performance in difficult economic times. Consequently, the performance objectives were intended to compel the level of performance necessary to enable the Company to achieve its operating plan for 2009, despite the worst economic conditions in decades.

As in prior years, the short and long-term incentive compensation elements provided executives with an opportunity to increase their total compensation package based upon the over-achievement of corporate performance objectives; similarly, in the case of under-achievement of corporate performance objectives, the value of these incentive elements would fall below their target value. We give greater weight to the long-term incentive compensation element, as compared to the salary and short-term elements, in order to drive corporate performance and further align management to stockholder interests. We believe that long-term incentive compensation contributes more than salary and short-term incentive compensation to the retention of employees and to the delivery of top performance. Potential or actual gains or losses from previously granted long-term awards did not impact decisions pertaining to the 2009 compensation elements or the 2009 aggregate executive compensation package.

The salary, short-term and long-term incentive compensation elements for executive officers (other than the CEO) are recommended by the CEO and subject to approval by the Compensation Committee. In formulating his recommendation to the Committee, the CEO undertakes a performance review of these executives and considers input from human resources personnel at the Company, input from the compensation consultant and benchmarking data (discussed below).

The salary, short-term and long-term incentive compensation elements for the CEO's compensation are established by the Compensation Committee within the parameters of Mr. Hall's employment agreement with the Company, after evaluation, together with other independent directors, of the CEO's performance and after consideration of input from the Committee's compensation consultant and benchmarking data. See "Employment Agreements with Executive Officers" below for a detailed discussion of Mr. Hall's agreement.

Ultimate approval of all elements of executive officer compensation resides with the Compensation Committee.

Benchmarking. For 2009 executive compensation planning purposes, Mercer (US), Inc. ("Mercer") served as our compensation consultant and undertook a competitive analysis of our 2008 executive compensation programs (the "2008 Executive Compensation Review") for use by management as one principal factor, among others, in planning our 2009 executive compensation program. The 2008 Executive Compensation Review presented comparative data on salary, short-term incentive (bonus) and long-term incentive (equity) compensation paid to individuals occupying comparable positions at a peer group of companies of similar industry and size, and was based upon 2008 proxy statement data for this peer group, as well as certain published U.S. survey data.

For 2009 executive compensation planning purposes, management identified and reviewed with Mercer a peer group that consisted of 10 US — based public companies in the high tech industry, with a particular focus on software and IT services, that approximated Gartner in terms of one or more of the following factors: revenues, net income, total assets, market capitalization and/or total employees, and that compete with Gartner for executive talent both from a hiring and a retention standpoint (the "Peer Group"). Notwithstanding that Gartner's sales, market capitalization and total employees were below the Peer Group 25th percentile levels for these comparator factors, we believe the Peer Group companies are appropriate for comparator purposes for the factors noted above. The Compensation Committee reviewed and approved the composition of the Peer Group, and will reconsider and revise the Peer Group as necessary each year.

For 2009 compensation planning purposes, the Peer Group was derived from the prior year's peer group and adjusted for companies that were acquired and/or no longer reported relevant data. The Peer Group consisted of the following 10 companies:

- Adobe Systems, Inc.
- Autodesk, Inc.
- BMC Software Inc.
- Cadence Design Systems Inc.
- Dun & Bradstreet Corp.
- Moody's Corporation
- IMS Health Incorporated
- Intuit Inc.
- Sybase, Inc.
- Verisign, Inc.

To obtain information pertaining to the five highest paid executive officers, Mercer used the most recent publicly available Peer Group proxy data. They applied consistent valuation methodologies, and calculated 25th percentile, median and 75th percentile data for base salary, target total cash compensation (salary and bonus) and target total direct compensation (salary, bonus and long-term incentive awards) by executive officer position that correlated to the top five executive officers. Additionally, Mercer utilized data from several national surveys that focused on companies in professional services, technology and general industry with revenues between $500 million and $2 billion, to obtain additional data for all executive officer positions.

According to the 2008 Executive Compensation Review, our 2008 executive compensation compared to that of the Peer Group (in percentiles) as follows:

Officer	Base Salary	Target Total Cash Compensation	Target Total Direct Compensation
CEO	< 25th	< 25th	> 25th and < 50th
CFO	> 25th and < 50th	25th	> 25th and < 50th
Top 5	< 25th	25th	<25th

In addition, base salary and target total cash compensation for all of our executive officers was below the 75th percentile of the published survey data; and target total direct compensation for all of our executive officers was above the 75th percentile of the published survey data. Since the national survey data was based upon data from a broader spectrum of companies, including many that are not within our industry or with which we do not compete for talent, we believe the Peer Group comparator data to be more relevant for our benchmarking purposes.

The following pie-charts illustrate the relative mix of target compensation elements for our executive officers. Long-term incentive compensation, which vests over a four year period, consists of performance-based restricted stock units (PRSUs) and stock appreciation rights (SARs), and represents a majority of the compensation we pay to our executive officers.


CEO
Salary, 10%
Bonus, 10%
SAR, 24%
PRSU, 56%
CFO
Salary, 18%
Bonus, 12%
SAR, 21%
PRSU, 49%
All Other Executive Officers
Salary, 25%
Bonus, 14%
SAR, 18%
PRSU, 43%

These results reflect our belief that long-term incentive compensation contributes to a greater degree to the retention of employees and to the delivery of top performance than does cash and short-term compensation; accordingly, we allocate compensation more heavily to that element.

Base Salary. We set base salaries of executive officers when they join the Company by evaluating the responsibilities of the position, the experience of the individual and the marketplace in which we compete for the executive talent we need. In addition, where possible, we consider salary information for comparable positions for members of our Peer Group or other available benchmarking data.

In determining whether to award salary merit increases, we consider published projected U.S. salary increase data for the technology industry and generally (sources include Buck Consultants, Mercer, Towers Perrin and WorldatWork survey reports), as well as available world-wide salary increase data. Mr. Hall's salary increase is established each year by the Compensation Committee after completion of Mr. Hall's performance evaluation for the preceding year, which is undertaken by the Chairman of the Board of Directors, with the assistance of various other board members.

For 2009, due to severe economic conditions, there was no executive officer or company-wide merit increase, and salaries were frozen at 2008 levels.

Short-Term Incentive Compensation (Cash Bonuses). All bonuses to executive officers are awarded pursuant to Gartner's Executive Performance Bonus Plan. This plan is designed to motivate executive officers to achieve goals relating to the performance of Gartner, its subsidiaries or business units, or other objectively determinable goals, and to reward them when those objectives are satisfied. We believe that the relationship between proven performance and the amount of short-term incentive compensation paid promotes, among executives, decision-making that increases stockholder value and promotes Gartner's success. If certain requirements are satisfied, bonuses awarded under this plan to eligible employees will qualify as deductible "performance-based compensation" within the meaning of Code Section 162(m).

In 2009, we designed the annual cash bonus component of incentive compensation to align pay with our short-term (annual) performance results. For 2009, bonus targets for all executive officers, including Mr. Hall, were based solely upon achievement of company-wide financial performance objectives for 2009 (with no individual performance component). The financial objectives and weightings used for 2009 executive officer bonuses were 2009 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which measures overall profitability from business operations (weighted 80%), and Contract Value (CV), which measures the annualized value attributable to all of our subscription-related research products, our largest business segment, that recognize revenue on a ratable basis, measured on a foreign exchange neutral basis (weighted 20%) at December 31, 2009. In 2009, greater weight was given to EBITDA to ensure affordability in a particularly challenging operating year. These factors, EBITDA and CV, are believed by management and the Compensation Committee to be the most significant measurements of profitability and business growth for our Company and have been used successfully for a number of years in driving business performance and determining executive compensation.

For 2009, each executive officer was assigned a bonus target that was expressed as a percentage of salary and varied from 40% to 100% of salary depending upon the executive's level of responsibility. Since salaries were not increased in 2009, target bonuses remained at 2008 levels. With respect to our named executive officers, 2009 bonus targets, as a percentage of base salary, were 100% for Mr. Hall, and 60% for each of Messrs. Lafond, Waern, Dawkins and Schwartz.

As noted above, the Company pegged target short-term incentive compensation performance objectives (EBITDA and CV) to the 2009 operating plan. Accordingly, the target performance objective amounts (achievement of which would result in 100% payment of target bonus) were: EBITDA — $170 million and Contract Value — $755 million (measured at December 31, 2009). Final bonuses payable, as a percentage of target, could range from 0% (if EBITDA and CV were less than 80% of target) to a maximum 200% (if EBITDA and CV were at least 120% of target) depending upon the level of achievement of these objectives.

In 2009, management recommended and the Compensation Committee approved, a reduction of earned bonuses for executive officers to 100% of target, even though the Company surpassed its operating plan and the performance objective amounts for short-term incentive compensation exceeded target. This decision was made based upon a balanced assessment of the Company's overall profitability and the macro-economic environment. These bonuses were paid in February 2010. See Summary Compensation Table — Non-Equity Incentive Plan Compensation for the amount of cash bonuses earned by the named executive officers in 2009.

Long-Term Incentive Compensation (Equity Awards). Promoting stock ownership is a key element of our compensation program philosophy. Stock-based incentive compensation awards — especially when they are assigned a combination of performance and time-based vesting criteria — induce enhanced performance, promote retention of executive officers and align executives' personal rewards with long-term stock price appreciation, thereby integrating management and stockholder interests. We have evaluated different types of long-term incentives based on their motivational value, cost to the Company and appropriate share utilization under our stockholder-approved 2003 Long-Term Incentive Plan ("2003 Plan"). At the present time, our annual grants of long-term incentive awards to executives consist of stock-settled stock appreciation rights ("SARs") and performance-based restricted stock units ("PRSUs"), both of which vest 25% per year commencing one year from grant and on each anniversary thereof, subject to continued service on the vesting date. We believe that granting SARs and PRSUs effectively focuses our executives on delivering long-term value growth for our stockholders.

SARs permit executives to benefit from an increase in stock price over time. SAR value can be realized only after the SAR vests. Our SARs are stock-settled and may be exercised seven years from grant. When the SAR is exercised, the executive receives shares of our Common Stock equal in value to the aggregate appreciation in the price of our Common Stock from the date of grant to the exercise date for all SARs exercised. Therefore, SARs only have value to the extent the price of our Common Stock exceeds the grant price of the SAR. In this way, SARs motivate our executives to increase stockholder value and thus align their interests with those of our stockholders.

PRSUs offer executives the opportunity to receive our Common Stock contingent on the achievement of performance goals and continued service over the vesting period. PRSU recipients are eligible to earn a target fixed number of shares if and to the extent stipulated one-year performance goals are achieved. They can earn more shares if the Company over-performs (up to 200% of their target number of shares), but they will earn fewer shares (potentially none) if the Company under-performs. Shares of Common Stock subject to earned PRSU awards are issued to the executive on the date they vest. Released shares have value even if our Common Stock price does not increase, which is not the case with SARs. Accordingly, PRSUs encourage executives to increase stockholder value while promoting executive retention over the long-term.

Consistent with weightings in prior years, 30% of each executive's long-term incentive compensation award value was granted in SARs and 70% was granted in PRSUs. PRSUs deliver value utilizing fewer shares since the executive can earn the full share rather than just the appreciation in value over the grant price (as is the case with SARs). Additionally, the cost efficiency of PRSUs enhances the Company's ability to conservatively utilize the 2003 Plan share pool, which contributed to the decision to convey a larger portion of the 2009 overall long-term incentive compensation value in PRSUs than in SARs. For purposes of determining the number of SARs awarded, the allocated SAR award "value" is divided by the Black-Scholes-Merton valuation on the date of grant using assumptions appropriate on that date. For purposes of determining the target number of PRSUs awarded, the allocated target PRSU award "value" is divided by the closing price of Gartner Common Stock on the date of grant as reported by the New York Stock Exchange.

The Compensation Committee approved CV as the performance measure underlying PRSUs awarded in 2009. As noted above, the 2009 target CV amount (resulting in 100% of the target number of PRSUs becoming eligible to vest) was pegged to the 2009 operating plan and set at $755 million measured at December 31, 2009. CV in 2009 exceeded the target amount, which resulted in the payout of 119.37% of the target number of PRSUs awarded. The PRSUs were adjusted by this factor in February 2010 after certification of the achievement of this performance measure by the Compensation Committee without any modification by the Committee. See Grants of Plan-Based Awards Table — Possible Payouts Under Equity Incentive Plan Awards for the actual number of SARs and PRSUs awarded to the named executive officers in 2009.

No performance objectives for any PRSU intended to qualify under Code Section 162(m) (i.e., awards to executive officers) may be modified by the Committee. While the Committee does have discretion to modify other aspects of the awards (subject to the terms of the 2003 Plan), no modifications were made in 2009.

Consistent with other elements of 2009 executive compensation and reflective of the economic climate, the 2009 aggregate target award dollar value (PRSUs and SARs) to executive officers, individually and as a group, was the same as the 2008 aggregate and individual target award dollar value. Individual executive award values varied with increasing levels of responsibility. Mr. Hall's target award value was derived from his employment agreement. See "Employment Agreements with Executive Officers" for a detailed discussion of Mr. Hall's employment agreement.

Additional Compensation Elements. In order to further achieve our first objective of providing a competitive compensation package with great retention value, we provide various other benefits to our executive officers that we believe are typically available to, and expected by, persons in their senior business roles. Our basic executive perquisites program includes 35 days paid time off (PTO) annually, enhanced severance and change in control benefits (discussed below) and relocation services. For more information concerning perquisites, see Other Compensation Table and accompanying footnotes below.

Mr. Hall's perquisites, severance and change in control benefits are governed by his employment agreement with the Company, which is discussed in detail below under "Employment Agreements With Executive Officers — Termination and Related Payments — Mr. Hall."

We also maintain a non-qualified deferred compensation plan for our highly compensated employees, including our executive officers, to assist eligible participants with retirement and tax planning by allowing them to defer compensation in excess of amounts permitted to be deferred under our 401(k) plan. This plan allows eligible participants to defer up to 50% of base salary and/or 100% of bonus to a future period. In addition, as a further inducement to participation in this plan, the Company presently matches contributions by executive officers, subject to certain limits. For more information concerning this plan, see Non-Qualified Deferred Compensation Table and accompanying narrative and footnotes below. Finally, the Company maintains an employee stock purchase plan which is available to employees in the United States and 16 other countries at the present time.

Clawback and Stock Ownership Policies

The Company has not adopted a formal "clawback" policy that would require the adjustment or recovery of awards or payments to executive officers if the performance measures upon which these awards or payments are based are restated or otherwise adjusted in a manner that would reduce the size of the award, although trends in this area continue to be monitored by the Compensation Committee. In the event of a restatement resulting from fraud or misrepresentation, the Committee will consider seeking the return of awards that should not have been made and pursuing all other remedies that may be available.

The Company believes that the personal interests of executive officers are aligned with the interests of our stockholders principally through our long-term incentive awards (that vest over four years). Similarly, executive officers are limited in their ability to sell Common Stock under our Insider Trading Policy and may not do so without pre-clearance from our General Counsel. For these reasons, the Company does not have a stand-alone stock ownership requirement for executive officers. Notwithstanding the absence of a formal stock ownership policy, all of our executive officers (with the exception of those recently appointed as such) hold significant amounts of Common Stock, options, PRSUs and/or SARs. See "Security Ownership of Certain Beneficial Owners and Management" on page 37.

Accounting and Tax Impact

In setting compensation, the Compensation Committee and management consider the potential impact of Code Section 162(m), which precludes a public corporation from deducting on its corporate income tax return individual compensation in excess of $1 million for its chief executive officer or any of its three other highest-paid officers. Section 162(m) also provides for certain exemptions to this limitation, specifically compensation that is performance-based (within the meaning of Section 162(m)) and issued under a stockholder-approved plan. Our 2009 short-term incentive (bonus) awards were performance-based and were made pursuant to our stockholder approved Executive Performance Bonus Plan and, therefore, are deductible under Section 162(m). The PRSU component of the 2009 long — term incentive award was performance-based and issued under the 2003 Plan, which has been approved by stockholders and, therefore, is deductible under Section 162(m). Although the Compensation Committee endeavors to maximize deductibility of compensation under Section 162(m), it maintains the discretion to retain maximum flexibility in establishing compensation elements and to approve compensation that may not be deductible under Section 162(m), if the Committee believes the compensation element to be necessary or appropriate under the circumstances.

Grant of Equity Awards

The Board of Directors has a formal policy with respect to the grant of equity awards under our 2003 Plan. Equity awards may include stock options, stock appreciation rights (SARs), restricted stock awards (RSAs) and awards of restricted stock units (RSUs) and performance-based restricted stock units (PRSUs). In 2009, all such awards to named executive officers took the form of PRSUs and SARs. Pursuant to the 2003 Plan, the Committee may not delegate its authority with respect to Section 16 persons, nor in any other way which would jeopardize the plan's qualification under Section 162(m) or Exchange Act Rule 16b-3. Accordingly, our policy specifies that all awards to our Section 16 executive officers must be approved by the Compensation Committee on or prior to the award grant date, and that all such awards will be made and priced on the date of Compensation Committee approval, except in the case of new hires, which is discussed below.

Consistent with the Plan, the Compensation Committee annually approves a delegation of authority to the CEO to make equity awards under the Plan to Gartner employees on account of new hires, retention or promotion without the approval of the Compensation Committee. The current delegation of authority specifies a maximum award "value" of $100,000 per individual, and a maximum aggregate award "value" of $1,000,000 for the calendar year. For purposes of this computation, in the case of RSAs and RSUs, "value" is calculated based upon the Fair Market Value (defined in the 2003 Plan as the closing price on the date of grant as reported by the New York Stock Exchange) of a share of our Common Stock, multiplied by the number of RSAs or RSUs awarded. In the case of options and SARs, the "value" of the award will be the Black-Scholes-Merton calculation of the value of the award using assumptions appropriate on the award date. Any awards made under this delegated authority are reported to the Compensation Committee at the next regularly scheduled committee meeting.

As discussed above, the structure and value of annual long-term incentive awards comprising the long-term incentive compensation element of our compensation package to executive officers are established and approved by the Compensation Committee in the first quarter of each year. The specific terms of the awards (number of PRSUs and SARs and related performance criteria) are determined, and the awards are approved and made, on the same date and after the release of the Company's prior year financial results. New hire, retention and promotion awards to executive officers are recommended by the CEO to the Compensation Committee for its approval.

It is the Company's policy not to make equity awards to executive officers prior to the release of material non-public information. The 2009 long-term incentive awards to executive officers were approved by the Compensation Committee and made on February 11, 2009, after release of our 2008 financial results. The final number of PRSUs issuable on account of the 2009 award was determined by the Compensation Committee on February 11, 2010 upon final determination by the Committee of the level of achievement of the related performance criteria and after release of our 2009 financial results. Generally speaking, awards for newly hired executives that are given as an inducement to joining the Company are made on the 15th or 30th day of the month first following the executive's start date (and after approval by the Compensation Committee), and retention and promotion awards are made on the 15th or 30th day of the month first following the date of Compensation Committee approval; however, we may delay making these awards pending the release of material non-public information.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of Gartner, Inc. has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 and the Company's proxy statement for the 2010 Annual Meeting.

Compensation Committee of the Board of Directors
Anne Sutherland Fuchs
Russell P. Fradin
Jeffrey W. Ubben

April 20, 2010

All compensation data contained in this Proxy Statement is stated in U.S. Dollars.

SUMMARY COMPENSATION TABLE

This table describes compensation earned by our CEO, CFO and next three most highly compensated executive officers (the "named executive officers") in the years indicated. Messrs. Waern and Dawkins were not named executive officers in each of the three years reported. As you can see from the table and consistent with our compensation philosophy discussed above, long — term incentive compensation in the form of equity awards comprises a significant portion of total compensation.

Name and Principal Position	Year	Base Salary (1)	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (1),(3)	All Other Compensation (4)	Total
Eugene A. Hall, Chief Executive Officer (CEO)(5)	2009	724,065	4,033,400	1,728,600	724,065	102,756	7,312,886
	2008	718,793	4,033,400	1,728,600	766,495	122,218	7,369,506
	2007	702,975	3,916,000	1,678,000	802,270	103,443	7,099,245
Christopher J. Lafond, EVP & Chief Financial Officer (CFO)	2009	419,268	1,124,200	481,800	251,561	50,072	2,326,901
	2008	416,215	1,124,200	481,800	266,302	60,947	2,349,464
	2007	403,142	1,091,000	468,000	278,732	55,704	2,296,578
Per Anders Waern, SVP, Consulting	2009	331,042	561,400	240,600	198,625	192,125	1,523,792
	2008	331,805	561,400	240,600	210,265	646,832	1,990,902
Alwyn Dawkins, SVP, Events	2009	283,800	561,400	240,600	141,900	274,674	1,502,374
Lewis G. Schwartz, SVP, General Counsel & Corporate Secretary	2009	375,134	561,400	240,600	225,081	51,574	1,453,789
	2008	372,403	561,400	240,600	238,270	62,145	1,474,818
	2007	360,706	545,485	234,000	249,391	59,607	1,449,189

(1) All named executive officers elected to defer a portion of their salary and/or bonus under the Company's Non-Qualified Deferred Compensation Plan. Amounts reported include the deferred portion. See Non-Qualified Deferred Compensation Table below.

(2) Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (column (e)) for performance restricted stock units, or PRSUs (Stock Awards), and the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (column (f)) for stock-settled stock appreciation rights (Option Awards) granted to the named executive officer in 2009. The value reported for the PRSUs is based upon the probable outcome of the performance objective as of the grant date, which is consistent with the grant date estimate of aggregate compensation cost to be recognized over the service period, excluding the effect of forfeitures, or the target grant date award value. The potential maximum value of the PRSUs, assuming attainment of the highest level of the performance conditions, is 200% of the target value. There were no forfeitures applicable to the named executive officers in 2009. For additional information concerning the related FASB ASC Topic 718 calculations, including the assumptions made in these calculations, see Note 10 — Stock-Based Compensation — to the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2009.

(3) Represents performance-based cash bonuses earned at December 31 of the applicable year and paid in the following February. See footnote (1) to Grants of Plan-Based Awards Table below for additional information.

(4) See Other Compensation Table below for additional information.

(5) Mr. Hall is a party to an employment agreement with the Company. See "Employment Agreements With Executive Officers — Mr. Hall" below.

OTHER COMPENSATION TABLE

This table describes each component of the All Other Compensation column in the Summary Compensation Table.

Name	Year	Lump Sum In Lieu of Specific Benefits (1)	Company Match Under Defined Contribution Plans (2)	Company Match Under Non-qualified Deferred Compensation Plan (3)	Other (4)	Total
Eugene A. Hall	2009	15,000	9,050	53,022	25,684	102,756
	2008	—	8,500	54,643	59,075	122,218
	2007	—	8,450	51,823	43,170	103,443
Christopher J. Lafond	2009	15,000	9,050	20,823	5,199	50,072
	2008	25,619	8,500	21,598	5,230	60,947
	2007	21,882	8,450	20,493	4,879	55,704
Per Anders Waern	2009	15,000	9,050	6,642	161,433	192,125
	2008	16,411	8,500	—	621,921	646,832
Alwyn Dawkins	2009	15,000	9,050	8,408	242,216	274,674
Lewis G. Schwartz	2009	15,000	9,050	17,936	9,588	51,574
	2008	21,882	8,500	18,762	13,001	62,145
	2007	21,882	8,450	17,684	11,591	59,607

(1) All named executive officers received a lump sum payment equal to $15,000 in lieu of specific benefits, which the executive used to procure benefits of his choice.

(2) Represents the Company's 4% matching and 1% profit sharing contributions to the named executive officer's 401(k) account (subject to limitations).

(3) Represents the Company's matching contribution to the executive's contributions to our Non-Qualified Deferred Compensation Plan. See Non-Qualified Deferred Compensation Table below for additional information.

(4) In addition to specified perquisites and benefits, includes other perquisites and personal benefits provided to the executive, none of which individually exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for the executive. Amounts paid to Mr. Waern include housing subsidies and related tax-gross ups of $115,773 paid in connection with his relocation from Sweden. Amounts paid to Mr. Dawkins include (i) expat tax payments and related tax gross-ups of $198,928 and (ii) housing subsidies and related tax gross-ups of $38,099 paid in connection with his relocation from Australia. The relocation benefits provided to Messrs. Waern and Dawkins are the same as those provided to all mid-level and senior-level relocated employees.

GRANTS OF PLAN-BASED AWARDS TABLE

This table provides information about awards made to our named executive officers in 2009 pursuant to non-equity incentive plans (our short-term incentive cash bonus program) and equity incentive plans (performance restricted stock units (PRSUs) and stock appreciation rights (SARs) awards comprising long-term incentive compensation under our 2003 Long-Term Incentive Plan).

		Possible Payouts Under Non-Equity Incentive Plan Award (1)			Possible Payouts Under Equity Incentive Plan Awards (2)			Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Thresh-hold ($)	Target ($)	Maximum ($)	Thresh-hold (#)	Target (#)	Maximum (#)	($/Sh) (3)	($)(4)
Eugene A. Hall	2/11/09	—	—	—	0	363,042 PRSUs	726,084 PRSUs	—	4,033,400
	2/11/09	—	—	—	—	348,564 SARs	—	11.11	1,728,600
	—	0	724,065	1,448,130	—	—	—	—	
Christopher J. Lafond	2/11/09	—	—	—	0	101,188 PRSUs	202,376 PRSUs	—	1,124,200
	2/11/09	—	—	—	—	97,153 SARs	—	11.11	481,800
	—	0	251,561	503,124	—	—	—	—	—
Per Anders Waern	2/11/09	—	—	—	0	50,531 PRSUs	101,062 PRSUs	—	561,400
	2/11/09	—	—	—	—	48,516 SARs	—	11.11	240,600
	—	0	198,625	397,250	—		—		
Alwyn Dawkins	2/11/09	—	—	—	0	50,531 PRSUs	101,062 PRSUs	—	561,400
	2/11/09	—	—	—	—	48,516 SARs	—	11.11	240,600
	—	0	141,900	283,800	—		—		
Lewis G. Schwartz	2/11/09	—	—	—	0	50,531 PRSUs	101,062 PRSUs	—	561,400
	2/11/09	—	—	—	—	48,516 SARs	—	11.11	240,600
	—	0	225,081	450,162	—	—	—	—	

(1) Represents cash bonuses that could have been earned in 2009 by our named executive officers based solely upon achievement of specified financial performance objectives for 2009 and ranging from 0% (threshold) to 200% (maximum) of target (100%). Bonus targets (expressed as a percentage of base salary) were 100% for Mr. Hall, and 60% for each of Messrs. Lafond, Waern, Dawkins and Schwartz. Actual bonuses earned in 2009 by named executive officers and paid in February 2010 were equal to their target bonus, and are reported under Non-Equity Incentive Plan Compensation in the Summary Compensation Table. See "*Short-Term Incentive Compensation (Cash Bonuses)*" in the Compensation Discussion and Analysis for additional information.

(2) Represents the number of performance-based Restricted Stock Units (PRSUs) and stock-settled Stock Appreciation Rights (SARs) awarded on February 11, 2009 under our 2003 Long-Term Incentive Plan. The target number of PRSUs (100%) originally awarded on that date was subject to adjustment ranging from 0% (threshold) to 200% (maximum) based solely upon achievement of a specified financial performance objective for 2009, and was adjusted to 119.37% of target on February 11, 2010 upon final determination by the Committee of achievement of this objective. The number of PRSUs finally awarded to the named executive officers on account of the 2009 grant was as follows: Mr. Hall — 433,363; Mr. Lafond — 120,788; and Messrs. Waern, Dawkins and Schwartz — 60,319. The number of SARs was fixed on the award date. The PRSUs and SARs vest 25% per year commencing February 11, 2010, subject to continued employment on the vesting date. See "*Long-Term Incentive Compensation (Equity Awards)*" in the Compensation Discussion and Analysis for additional information.

(3) Represents the closing price of our Common Stock on the New York Stock Exchange on the grant date.

(4) Represents the aggregate grant date fair value of PRSUs and SARs granted to the named executive officer in 2009. The value reported for the PRSUs is based upon the probable outcome of the performance objective as

of the grant date, which is consistent with the grant date estimate of aggregate compensation cost to be recognized over the service period determined as of the date of grant under FASB ASC Topic 718, excluding the effect of estimated forfeitures, or the target grant date award value. For additional information concerning the related FASB ASC Topic 718 calculations, including the assumptions made in these calculations, see Note 10 — Stock-Based Compensation — to the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2009.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

Only our Chief Executive Officer, Mr. Hall, is a party to long-term employment agreement with the Company.

Mr. Hall – Employment Agreement dated February 15, 2007. On February 15, 2007, Gartner entered into an Employment Agreement with Mr. Hall, with an effective date of January 1, 2007, pursuant to which Mr. Hall agreed to serve as chief executive officer of the Company (the "CEO Agreement").

The CEO Agreement has an initial term of five years (expiring December 31, 2011), with automatic one year renewals commencing on the fifth anniversary, and continuing each year thereafter, unless either party provides the other with at least 60 days prior written notice of an intention not to extend the term. Under the CEO Agreement, Mr. Hall is entitled to:

- an annual base salary ($724,065 in 2009), subject to adjustment on an annual basis by the Compensation Committee;
- an annual target bonus under the Company's executive bonus program equal to 100% of annual base salary, and payable based upon achievement of specified Company objectives. The bonus actually paid may be higher or lower than target based upon over- or under- achievement of these objectives, subject to a maximum actual bonus of 200% of base salary;
- an annual long-term incentive award with an aggregate value at least equal to $7,000,000 minus the sum of base salary and target bonus for the year of grant (the "Annual Incentive Award"). Each year's Annual Incentive Award will be divided between restricted stock units and stock appreciation rights, with the number of restricted stock units being subject to adjustment for over- or under- achievement of specified Company objectives. For 2009, the Annual Incentive Award had an aggregate target value of $5,762,000 (the same target value as 2008), and vested 25% per year commencing one year from grant assuming continued service on the vesting date, with 70% of the value allocated to PRSUs and 30% allocated to SARs; and
- all benefits provided to senior executives, executives and employees of the Company generally from time to time, including medical, dental, life insurance and long-term disability.

In addition, Mr. Hall is entitled to be nominated for election to the board of directors during his employment term, and is entitled to an automobile and driver during the employment term.

Termination and Related Payments – Mr. Hall. Mr. Hall's employment is at will and may be terminated by him or us upon 60 days' notice. If we terminate Mr. Hall's employment involuntarily and without Business Reasons (as defined in the CEO Agreement) or a Constructive Termination (as defined in the CEO Agreement) occurs, or if we do not renew the CEO Agreement upon its expiration and Mr. Hall terminates his employment within 90 days following the expiration of the CEO Agreement, then, subject to Mr. Hall signing and not revoking a general release of claims against the Company, Mr. Hall will be entitled to receive:

- base salary and paid time off ("PTO") accrued through the termination date, plus continued base salary for a period of 36 months following the termination date, paid in accordance with the Company's regular payroll schedule;
- any earned but unpaid bonus from the prior fiscal year which will be paid at the same time as bonuses for such fiscal year are paid to other Company executives;
- 300% of the average of earned annual bonuses for the three years preceding the year in which the termination date occurs, payable in a lump sum;

- 36 months' continued vesting in accordance with their terms (including achievement of applicable performance objectives) of all outstanding stock options and Annual Incentive Awards (all such awards with an exercise feature will remain exercisable for 30 days following the last day of such 36 month continued vesting period, subject to the maximum term of the award);
- a lump sum payment in cash equal to 75% of any Annual Incentive Awards that have accrued, but have not been granted, prior to the termination date (i.e., in the event termination occurred after January 1 and prior to the annual award grant date in mid — February in any given year); and
- reimbursement for premiums incurred to continue group health benefits (or, at the Company's election, to obtain substantially similar health benefits through a third party carrier) for 36 months for Mr. Hall, his spouse and any children, provided that Mr. Hall makes the appropriate COBRA election.

Payment of severance amounts is conditioned upon execution of a release and compliance with 36 month non-competition and non-solicitation covenants set forth in the CEO Agreement, and in certain circumstances, payment may be delayed for six months following termination under Code Section 409A.

In the event of a Change In Control (defined below), Mr. Hall will be entitled to receive the following, whether or not his employment is terminated:

- accrued base salary and PTO through the Change In Control date, plus three times base salary then in effect, payable upon the Change In Control;
- earned but unpaid bonus from the prior fiscal year plus three times the target bonus for the fiscal year in which the Change In Control occurs, payable upon a Change In Control;
- accrued but ungranted Annual Incentive Awards, granted immediately prior to the Change In Control;
- continuation of group health benefits at the Company's cost pursuant to the Company's standard programs for three years following the Change In Control for Mr. Hall, his spouse and any children; thereafter, to the extent COBRA is applicable, continuation of health benefits for such persons at Mr. Hall's cost, for a period of 18 months or such longer period as may be applicable under the Company's policies then in effect, provided that Mr. Hall makes the appropriate election and payments;
- automatic vesting of all outstanding stock options and Annual Incentive Awards (at target in the case of performance-based equity awards as to which the related performance adjustment has not yet occurred upon the Change In Control); and
- an amount sufficient to fund the payment ("Gross-Up Payments") for any excise tax imposed by Code Section 4999 on any payment received upon a Change In Control that would constitute a "parachute payment" within the meaning of Code Section 280G, together with any income, employment and excise taxes (including interest and penalties) imposed on the Gross Up Payment.

The CEO Agreement utilizes the 2003 Plan definition of "Change In Control" which currently provides that a Change In Control will occur when (i) any person becomes the beneficial owner of 50% of our voting securities, (ii) there is a merger or consolidation of Gartner with another company and our outstanding securities represent less than 50% of the voting securities of the combined entity, (iii) there is a completed sale of all or substantially all of our assets and (iv) there is a change in the composition of our Board occurring within a one year period, as a result of which fewer than a majority of the directors on the board remain.

Single Trigger Change in Control and Excise Tax Gross-Up. The single trigger change in control and excise tax gross-up provisions in Mr. Hall's employment agreement were negotiated and agreed to in August 2004 when Mr. Hall joined the Company, and then retained in connection with the negotiation and execution of the CEO Agreement. The Compensation Committee intends not to enter into any other employment or change in control agreements which contain single trigger and/or excise tax gross-up provisions in the future.

Termination and Related Payments – Other Executive Officers. In the event of termination for cause, voluntary resignation or as a result of death, disability or retirement, no severance benefits are provided. In the event of termination without cause (including in connection with a Change in Control), each of our other executive officers will be entitled to receive the following severance benefits:

- base salary then in effect for 52 weeks plus any unused PTO not to exceed 25 days (paid in accordance with the Company's regular payroll schedule); and
- reimbursement for COBRA premiums to continue group health benefits pursuant to our standard programs for the executive, the executive's spouse and any children for 12 months after the termination date;

In order to receive severance benefits, the executive officers who are terminated are required to execute and comply with a separation agreement and release of claims in which, among other things, the executive reaffirms his or her commitment to confidentiality and non-competition obligations (that bind all employees for one year following termination of employment) and releases the Company from various employment-related claims. In addition, in the case of named executive officers (other than Mr. Hall), severance will not be paid to any executive who refuses to accept an offer of comparable employment from Gartner or who does not cooperate or ceases to cooperate when being considered for a new position with Gartner, in each case as determined by the Company.

In the event of a Change In Control (as defined in the 2003 Plan), if the executive is terminated without cause within 12 months after the Change In Control, all of the executive's outstanding equity awards will immediately vest in full (as and when adjusted in the case of performance-based equity awards as to which the related performance adjustment has not yet occurred on termination), and those which are exercisable can be exercised for 12 months following the termination date. Finally, under certain circumstances, payments and release of shares may be delayed for six months following termination under Code Section 409A.

Death, Disability and Retirement. In the case of termination due to death, disability or retirement, each named executive officer is entitled to immediate vesting of all options, RSUs and SARs that would have vested (assuming continued service) during the 12 months following termination, except for performance-based RSUs that will automatically vest if, when and to the extent they vest pursuant to a related performance adjustment within 12 months of termination. Additionally, options and SARs remain exercisable for the earlier of the expiration date or one year from the date of termination. In the event of termination for any other reason, any unexercised options and SARs remain exercisable for the earlier of the expiration date or 90 days from the date of termination (excluding any period during which trading is prohibited under our insider trading policy).

We use standard definitions of retirement and disability. Retirement is defined in the 2003 Plan as termination of employment if (i) on the date of termination, the employee is at least 55 years old and has at least 5 years continued service and (ii) the sum of the employee's age and years of continued service equals at least 65. None of the named executive officers, with the exception of Mr. Schwartz, qualified for a retirement benefit at December 31, 2009. Disability is defined in the 2003 Plan as total and permanent disability.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

"Employment Agreements With Executive Officers" above contains a detailed discussion of the payments and other benefits to which our CEO and other named executive officers are entitled in the event of termination of employment or upon a Change In Control, and the amounts payable assuming termination at December 31, 2009 are set forth below. In this event, each named executive officer would also be entitled to receive the balance in his deferred compensation plan account and an accrued personal time off (PTO). See the Non-Qualified Deferred Compensation Table below for balances.

Mr. Hall, CEO. The table set forth below quantifies amounts that would be payable by the Company, and the value of shares of Common Stock that would be released, to Mr. Hall had his employment been terminated on December 31, 2009 (the "Termination Date") as a result of (1) involuntary termination without cause and/or constructive termination, (2) death, disability or retirement and (3) a Change In

Control. See Outstanding Equity Awards At Fiscal Year End Table below for a list of Mr. Hall's unvested equity awards at the end of 2009.

Involuntary termination (severance benefits) (1)	Involuntary termination (continued vesting of equity awards) (2)	Total Involuntary termination (1),(2)	Death, disability or retirement (acceleration of unvested equity awards) (3)	Change in Control (acceleration of unvested equity awards) (4)	Change in Control (excise tax and gross up) (5)	Total Change in Control (1),(4),(5)
5,259,508	13,886,801	19,146,309	6,223,575	15,176,569	—	20,436,077

(1) Represents the sum of (w) three years' base salary, (x) unpaid 2009 bonus, (y) 300% of the average bonus paid for the prior three years (2006, 2007 and 2008) and (z) the amount of health insurance premiums for Mr. Hall, his spouse and immediate family for 36 months (at premiums in effect on the Termination Date).

(2) Represents (x) the fair market value using the closing price of our Common Stock on December 31, 2009, or $18.04 (the "Year End Price") of unvested RSUs that would have vested within 36 months following the Termination Date (as adjusted in the case of performance-based RSUs), plus (y) the spread between the Year End Price and the exercise price for all in-the-money SARs that would have vested within 36 months following the Termination Date, multiplied by the number of such SARs.

(3) Represents (x) the fair market value using the Year End Price of unvested RSUs that would have vested within 12 months following the Termination Date (as adjusted in the case of performance-based RSUs), plus (y) the spread between the Year End Price and the exercise price for all in-the-money SARs that would have vested within 12 months following the Termination Date, multiplied by the number of such SARs. Mr. Hall was not retirement eligible (as defined by Gartner) at December 31, 2009.

(4) Represents (x) the fair market value using the Year End Price of all unvested RSUs on the Termination Date (at target in the case of unadjusted 2009 performance-based RSUs), plus (y) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

(5) Had Mr. Hall been terminated on December 31, 2009 in connection with a Change In Control, no payments to Mr. Hall would have constituted excess parachute payments under Code Section 280G and regulations issued thereunder, nor would any related Gross-Up Payments been made.

Other Named Executive Officers. The table set forth below quantifies amounts that would be payable by the Company, and the value of shares of Common Stock that would be released, to our named executive officers (other than Mr. Hall) had their employment been terminated on December 31, 2009 (the "Termination Date") as a result of (1) involuntary termination without cause and/or constructive termination, (2) death, disability or retirement and (3) a Change In Control. See Outstanding Equity Awards At Fiscal Year End Table below for a list of unvested equity awards held by each named executive officer at the end of 2009.

Named Executive Officer	Involuntary termination (severance benefits) (1)	Acceleration of unvested equity awards (death, disability or retirement) (2)	Acceleration of unvested equity awards (Change In Control) (3)	Total Change In Control (1), (3)
Christopher J. Lafond	433,044	2,024,921	4,193,326	4,626,370
Per Anders Waern	344,807	342,768	1,623,027	1,967,834
Alwyn Dawkins	297,576	326,983	1,537,481	1,835,057
Lewis G. Schwartz	384,307	554,782	2,090,921	2,475,228

(1) Represents 12 months' base salary plus the amount of health insurance premiums for the executive, his spouse and immediate family for 12 months (at premiums in effect on the Termination Date). Since the executive must be employed on the bonus payment date (February 2010) in order to receive earned but unpaid 2009 bonus, in the event of termination on December 31, 2009, 2009 bonus would have been forfeited and, therefore, is excluded. See "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table above for these bonus amounts.

(2) Represents (x) the fair market value using the Year End Price of unvested RSUs that would have vested within 12 months following the Termination Date (as adjusted in the case of performance-based RSUs), plus (y) the

spread between the Year End Price and the exercise price of all in-the-money SARs that would have vested within 12 months following the Termination Date, multiplied by the number of such SARs. Only Mr. Schwartz was retirement eligible (as defined by Gartner) at December 31, 2009.

(3) Represents (x) the fair market value using the Year End Price of all unvested RSUs on the Termination Date (at target in the case of unadjusted performance-based RSUs), plus (y) the spread between the Year End Price and the exercise price of all in-the-money unvested SARs on the Termination Date, multiplied by the number of such SARs.

TERMS OF AWARDS TO EXECUTIVE OFFICERS

Our Compensation Discussion and Analysis contains a detailed description of the terms of our 2009 non-equity cash incentive compensation awards to executive officers (our short-term incentive compensation, or 2009 cash bonus), and the terms of our 2009 equity incentive compensation awards to executive officers (our long-term incentive compensation, or PRSU and SAR awards) under "How the Company Determines Executive Compensation Elements" on page 19.

Non-equity incentive compensation. The threshold, target and maximum amounts of the non-equity short-term incentive compensation (cash bonuses) payable to the named executive officers are reported in the Grants of Plan — Based Awards Table, under "Possible Payouts Under Non-Equity Incentive Plan Awards." As noted in the Compensation Discussion and Analysis, in 2009 we exceeded the target attainment levels for short-term incentive compensation awards, but the Compensation Committee reduced earned bonuses for executive officers to 100% of targeted amounts and these bonuses were paid in February 2010. These amounts are reported under "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table and in footnote (1) to the Grants of Plan — Based Awards Table.

Equity incentive compensation. The threshold, target and maximum number of PRSUs, and the number of SARs, awarded to the named executive officers in 2009 are reported in the Grants of Plan — Based Awards Table under "Possible Payouts Under Equity Incentive Plan Awards." As noted in the Compensation Discussion and Analysis, in 2009 we exceeded the target attainment level for long-term incentive compensation awards, and the actual number of PRSUs eligible to vest, as determined by the Committee, was 119.37% of the targeted amounts and is reported in footnote (2) to the Grants of Plan — Based Awards Table. The grant date fair value for each award is included in the amounts reported in the "Stock Awards" and "Option Awards" columns, respectively, of the Summary Compensation Table, and in the "Grant Date Fair Value of Stock and Option Awards" column of the Grants of Plan-Based Awards Table. In the case of PRSUs, the grant date fair value is based upon the probable outcome of the performance objective as of the grant date, which is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the risk of forfeitures, which is target grant date award value.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

This table provides information on the each option (including stock appreciation rights or SARs) and stock (including restricted stock and performance restricted stock units or PRSUs) award held by each named executive officer at December 31, 2009. All performance criteria associated with these awards (except for the 2009 PRSU award (see footnote 4)) and Mr. Hall's remaining 200,000 share restricted stock award (see footnote 6)) have been fully satisfied as of December 31, 2009, and the award is fixed. The market value of the stock awards is based on the closing price of our Common Stock on the New York Stock Exchange on December 31, 2009, which was $18.04. Upon exercise of, or release of restrictions on, these awards, the number of shares ultimately issued to each executive will be reduced on account of shares withheld by Gartner for tax purposes and/or as payment of exercise price.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Eugene A. Hall	785,885		12.11	8/16/14				
(1),(5)	300,000	100,000	14.44	5/15/13	83,895	1,513,466		
(2),(5)	105,070	105,069	21.85	2/15/14	114,966	2,073,987		
(3),(5)	67,865	203,595	18.10	2/15/15	125,514	2,264,272		
(4),(5)		348,564	11.11	2/11/16			363,042	6,549,278
(6)							200,000	3,608,000
Christopher J. Lafond	4,500		13.69	8/15/10				
	30,000		11.12	2/15/12				
	20,000		9.05	12/13/12				
	100,000		12.49	10/21/13				
	40,000		12.49	6/7/14				
	117,000		10.59	6/15/12				
(1),(5)	108,000	36,000	14.44	5/15/13	19,740	356,109		
(2),(5)	29,273	29,273	21.85	2/15/14	32,030	577,821		
(3),(5)	18,915	56,746	18.10	2/15/15	34,983	631,093		
(4),(5)		97,153	11.11	2/11/16			101,188	1,825,432
Per Anders Waern	12,000		12.45	6/1/14				
					1,500	27,060		
(2)					1,830	33,013		
(3),(5)	9,446	28,338	18.10	2/15/15	17,470	315,159		
(4),(5)		48,516	11.11	2/11/16			50,531	911,579
Alwyn Dawkins					625	11,275		
(2)					1,716	30,957		
(3)					13,717	247,455		
(4),(5)		48,516	11.11	2/11/16			50,531	911,579
Lewis G. Schwartz	50,000		11.44	2/3/14				
	40,000		12.49	6/7/14				
	80,000		10.59	6/15/12				
(1),(5)	54,000	18,000	14.44	5/15/13	9,870	178,055		
(2),(5)	14,637	14,636	21.85	2/15/14	16,014	288,893		
(3),(5)	9,446	28,338	18.10	2/15/15	17,470	315,159		
(4),(5)		48,516	11.11	2/11/16			50,531	911,579

(1) Vest 25% per year commencing 5/15/07.

(2) Vest 25% per year commencing 2/15/08.

(3) Vest 25% per year commencing 2/15/09.

(4) Vest 25% per year commencing 2/11/10. The amounts shown under Stock Awards represent PRSUs at target; the amount ultimately awarded may range from 0% to 200% of the target award. The market value of the shares underlying this award is presented at target, which exceeds the level of attainment of the performance objective associated with the prior year's award.

(5) The amounts shown under Option Awards represent SARs that will be stock-settled upon exercise; accordingly, the number of shares received upon exercise will be less than the number of stock appreciation rights held by the executive.

(6) Vest when the average of the high and low daily selling price of our Common Stock for 60 consecutive trading days is at least $25 for the first 100,000 shares and $30 for the remaining 100,000 shares.

OPTION EXERCISES AND STOCK VESTED TABLE

This table provides information for the named executive officers for options that were exercised, and stock awards that vested and released, during 2009 on an aggregate basis, and does not reflect shares withheld by the Company for exercise price or taxes.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
Eugene A. Hall	—	—	183,217	2,258,161
Christopher J. Lafond	—	—	47,417	580,907
Per Anders Waern	16,400	110,040	8,239	97,231
Alwyn Dawkins	—	—	6,057	79,210
Lewis G. Schwartz	—	—	23,702	290,379

(1) Represents the difference between the market price of our Common Stock at exercise and the exercise price for all options exercised during the year.

(2) Includes restricted stock units awarded in prior years as long-term incentive compensation that released in 2009.

(3) Represents the number of shares that released during the year multiplied by the market price of our Common Stock on the release date.

NON-QUALIFIED DEFERRED COMPENSATION TABLE

The Company maintains a Non-Qualified Deferred Compensation Plan for certain officers and key personnel whose aggregate compensation in 2009 was expected to exceed $200,000. This plan currently allows qualified U.S.-based employees to defer up to 50% of annual salary and/or up to 100% of annual bonus earned in a fiscal year. In addition, in 2009 the Company made a contribution to the account of each named executive officer who deferred compensation equal to the amount of such executive's contribution (up to 4% of base salary and bonus), less $6,600. Deferred amounts are deemed invested in several independently-managed investment portfolios selected by the participant for purposes of determining the amount of earnings to be credited by the Company to that participant's account. The Company may, but need not, acquire investments corresponding to the participants' designations.

Upon termination of employment for any reason, all account balances will be distributed to the participant in a lump sum, except that a participant whose account balance is in excess of $25,000 may defer distributions for an additional year, or elect to receive the balance in 20, 40 or 60 quarterly installments. In the event of an unforeseen emergency (which includes a sudden and unexpected illness or accident of the participant or a dependent, a loss of the participant's property due to casualty or other extraordinary and unforeseeable circumstance beyond the participant's control), the participant may request early payment of his or her account balance, subject to approval.

The following table provides information (in dollars) concerning contributions to the Plan in 2009 by the participating named executive officers, the Company's matching contribution, 2009 earnings and account balance at year end. During 2009, there were no withdrawals by, or distributions to, any named executive officer.

Name	Executive Contributions in 2009 (1)	Company Contributions in 2009 (2)	Aggregate Earnings (loss) in 2009	Aggregate Balance at 12/31/09
Eugene A. Hall	59,623	53,022	91,893	396,249
Christopher J. Lafond	27,423	20,823	19,950	158,023
Per Anders Waern	13,242	6,642	2,616	22,499
Alwyn Dawkins	23,331	8,408	16,954	99,082
Lewis G. Schwartz	24,536	17,936	25,067	150,602

(1) The amount of Executive Contributions is included in the Base Salary and/or Non-Equity Incentive Plan Compensation amounts reported for the named executive officer in the Summary Compensation Table.

(2) Company Contributions are included in the "All Other Compensation" column of the Summary Compensation Table, and in the "Company Match Under Non-qualified Deferred Compensation Plan" column of the Other Compensation Table for the named executive officers.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2009 regarding the number of shares of our Common Stock that may be issued upon exercise of outstanding options, stock appreciation rights and other rights (including restricted stock, restricted stock units and common stock equivalents) awarded under our equity compensation plans (and, where applicable, related weighted-average exercise price information), as well as shares available for future issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (1)	Weighted Average Exercise Price of Outstanding Options and Rights ($) (1)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Stockholders:			
Stock Option and Long-Term Incentive Plans(2),(3)	7,861,965	11.83	8,644,792
2002 Employee Stock Purchase Plan			1,557,181
Equity Compensation Plans Not Approved by Stockholders(4)	1,356,362	9.05	
Total	9,218,327	11.13	10,201,973

(1) The Weighted Average Exercise Price column does not reflect the exercise price of out-of-the-money stock-settled stock appreciation rights (SARs) or options.

(2) Consists of the 1991 Stock Option Plan, the 1994 Long-Term Option Plan and the 2003 Long-Term Incentive Plan (2003 Plan). Securities are currently available for issuance only under the 2003 Plan.

(3) With respect to SARs issued under the 2003 Plan, we have calculated, and given effect in the table to, the number of shares of Common Stock that would be issued upon settlement of outstanding in-the-money SARs at December 31, 2009 (1,794,690) using the closing price of our Common Stock at fiscal year end ($18.04), and not the actual number of SARs outstanding at year end (2,888,693). At December 31, 2009, there were 1,094,003 out-of-the-money SARs outstanding with exercise prices ranging from $18.10 to $21.85, all of which have been excluded from the table and the weighted average calculation.

(4) Consists of the 1999 Stock Option Plan. No securities remain available for issuance under this plan.

(5) Since December 31, 2009 to date, 1,084,115 restricted stock units and 567,179 SARs were awarded to our executive officers and associates under the 2003 Plan, which were issued primarily in connection with the 2010 annual equity award, and 675,493 shares were added back to the 2003 Plan on account of shares withheld for taxes, surrendered to pay exercise price or cancelled awards.

As of March 31, 2010, there were 7,259,754 options and SARs outstanding, with a weighted average exercise price of $13.31 and an average remaining term of 3.8 years. As of the same date, the number of full value shares granted and unvested was 3,855,969 and the number of shares available for future grant was 6,388,102. At the present time, equity awards are only issued under the 2003 LTIP.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Based on our review of information on file with the SEC and our stock records, the following table provides certain information about beneficial ownership of shares of our Common Stock as of April 12, 2010 (including shares that will release (RSUs) or become exercisable (options or SARs) within 60 days following April 12, 2010) by: (i) each person (or group of affiliated persons) which is known by us to own beneficially more than five percent of our Common Stock, (ii) each of our directors, (iii) each named executive officer, and (iv) all directors, named executive officers and other current executive officers as a group. Unless otherwise indicated, the address for those listed below is c/o Gartner, Inc., 56 Top Gallant Road, Stamford, CT 06902. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table directly own, and have sole voting and investment power with respect to, all shares of our Common Stock shown as beneficially owned by them. To the Company's knowledge, none of these shares has been pledged.

Beneficial Owner	Number of Shares Beneficially Owned	Percent Owned
Michael J. Bingle(1)	1,321	*
Richard J. Bresser	9,131	*
Karen E. Dykstra(2)	18,763	*
Russell P. Fradin	6,922	*
Anne Sutherland Fuchs(3)	44,705	*
William O. Grabe(3)	109,705	*
Stephen G. Pagliuca(4)	131,245	*
James C. Smith(5)	1,017,373	1.1
Jeffrey W. Ubben(6)	20,812,013	21.6
Eugene A. Hall(7)	1,987,154	2.0
Christopher Lafond(8)	566,690	*
Lewis G. Schwartz(9)	269,273	*
Per Anders Waern(10)	32,521	*
Alwyn Dawkins(11)	3,243	*
All current directors, named executive officers and other current executive officers as a group (21 persons)(12)	26,180,470	26.4
ValueAct Capital Master Fund, L.P. (13) 435 Pacific Avenue, 4th floor, San Francisco, CA 94133	20,790,013	21.6
Baron Capital Group, Inc. (14) 767 Fifth Avenue, New York, NY 10153	9,081,186	9.4
Marathon Asset Management LLP (15) Upper St. Martin's Lane, London WC2H 9EA UK	7,083,161	7.4
Royce & Associates, LLC 1414 Avenue of the Americas, New York, NY	5,891,100	6.1

* Less than 1%

(1) Includes 1,321 restricted stock units ("RSUs") that will release on June 4, 2010.

(2) Includes 4,340 RSUs that will release on June 4, 2010 (the "2009 Director RSU Award").

(3) Includes 21,000 shares issuable upon the exercise of options and the 2009 Director RSU Award.

(4) Includes 1,023 RSUs that will release on June 4, 2010, and 10,000 shares held by a family trust as to which Mr. Pagliuca may be deemed a beneficial owner.

(5) Includes the 2009 Director RSU Award, 50,000 shares held by members of Mr. Smith's immediate family and 211,900 shares held by a family foundation as to which Mr. Smith may be deemed a beneficial owner.

(6) Includes 22,000 shares issuable upon exercise of options. Also includes the shares owned by ValueAct Capital Master Fund, L.P. as to which Mr. Ubben may be deemed a beneficial owner. Mr. Ubben disclaims beneficial ownership in the ValueAct shares, except to the extent of his pecuniary interest therein.

(7) Includes 200,000 shares of restricted stock, none of which have vested. Also includes 83,895 RSUs that will release, and 785,885 and 580,476 shares issuable upon the exercise of stock options and stock appreciation rights ("SARs"), respectively.

(8) Includes 19,740 RSUs that will release, and 277,000 and 250,032 shares issuable upon the exercise of stock options and SARs, respectively.

(9) Includes 9,870 RSUs that will release, and 130,000 and 124,976 shares issuable upon the exercise of stock options and SARs, respectively. Also includes 10 shares held by a member of Mr. Schwartz' immediate family as to which Mr. Schwartz may be deemed a beneficial owner.

(10) Includes 1,500 RSUs that will release, and 31,021 shares issuable upon the exercise of SARs.

(11) Includes 625 RSUs that will release.

(12) Includes 179,937 RSUs that will release, and 1,414,885 and 1,470,256 shares issuable upon the exercise of stock options and SARs, respectively. Also includes 200,000 shares of restricted stock held by Mr. Hall, and the ValueAct shares.

(13) These shares are owned directly by ValueAct Capital Master Fund, L.P. (the "Fund") and may be deemed to be beneficially owned by (i) VA Partners I, LLC, the General Partner of the Fund, (ii) ValueAct Capital Management, L.P., the manager of the Fund, (iii) ValueAct Capital Management, LLC, the General Partner of ValueAct Capital Management, L.P., (iv) ValueAct Holdings, L.P., the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC and the majority owner of the membership interests of VA Partners I, LLC and (v) ValueAct Holdings GP, LLC, the General Partner of ValueAct Holdings, L.P.

(14) Includes shares beneficially owned by Baron Capital Group, Inc. and Ronald Baron, who disclaim beneficial ownership of shares held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than Baron Capital Group, Inc. and Ronald Baron; also includes 8,873,089 shares beneficially owned by BAMCO, Inc. and 208,097 shares beneficially owned by Baron Capital Management, Inc., who disclaim beneficial ownership of shares held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, Inc., Baron Capital Management, Inc. and their affiliates.

(15) Includes shares beneficially owned by Marathon Asset Management LLP (an investment adviser) and by various control persons including M.A.M. Investments Ltd., Marathon Asset Management (Services) Ltd, William James Arah, Jeremy John Hosking and Neil Mark Ostrer, all of whom disclaim beneficial ownership of these shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes of ownership with the SEC and to furnish us with copies of the reports they file. Based solely on our review of the reports received by us, or written representations from certain reporting persons, we believe that all reports were timely filed.

TRANSACTIONS WITH RELATED PERSONS

Gartner is a provider of comprehensive research coverage of the IT industry to approximately 10,000 client organizations, including approximately 400 Fortune 500 companies across 80 countries. Because of our worldwide reach, it is not unusual for Gartner to engage in ordinary course of business transactions involving the sale of research or consulting services with entities in which one of our directors, executive officers or a greater than 5% owner of our stock, or immediate family member of any of them, may also be a director, executive officer, partner or investor, or have some other direct or indirect interest. We will refer to these transactions generally as related party transactions.

Our Governance Committee reviews all related party transactions to determine whether any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, has a *material* direct or indirect interest, or whether the independence from management of our directors may be compromised as a result of the relationship or transaction. Our Board Principles and Practices, which are posted on ***www.investor.gartner.com,*** require directors to disclose all actual or potential conflicts of interest regarding a matter being considered by the Board or any of its committees and to excuse themselves from that portion of the Board or committee meeting at which the matter is addressed to permit independent discussion. Additionally, the member with the conflict must abstain from voting on any such matter. The Governance Committee is charged with resolving any conflict of interest issues brought to its attention and has the power to request the Board to take appropriate action, up to and including requesting the involved director to resign. Our Audit Committee and/or Board of Directors reviews and approves all material related party transactions involving our directors in accordance with applicable provisions of Delaware law and with the advice of counsel, if deemed necessary.

The Company maintains a written conflicts of interest policy which is posted on our intranet and prohibits all Gartner employees, including our executive officers, from engaging in any personal, business or professional activity which conflicts with or appears to conflict with their employment responsibilities and from maintaining financial interests in entities that could create an appearance of impropriety in their dealings with the Company. Additionally, the policy prohibits all Gartner employees from entering into agreements on behalf of Gartner with any outside entity if the employee knows that the entity is a related party to a Gartner employee; i.e., that the contract would confer a financial benefit, either directly or indirectly, on a Gartner employee or his or her relatives. All potential conflicts of interest and related party transactions involving Gartner employees must be reported to, and pre-approved by, the General Counsel.

In 2009, there were no related party transactions in which any director, executive officer or a greater than 5% owner of our stock, or immediate family member of any of them, had or will have a direct or indirect material interest.

MISCELLANEOUS

STOCKHOLDER COMMUNICATIONS

Stockholders and other interested parties may communicate with any of our directors by writing to them c/o Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. 10212, Stamford, CT 06904-2212. All communications other than those which on their face are suspicious, inappropriate or illegible will be delivered to the director to whom they are addressed.

AVAILABLE INFORMATION

Our website address is ***www.gartner.com.*** The investor relations section of our website is located at ***www.investor.gartner.com*** and contains, under the "Corporate Governance" link, current electronic printable copies of our (i) CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, (ii) Code of Business Conduct, which applies to all Gartner officers, directors and employees, (iii) Principles of Ethical Conduct which applies to all employees, (iv) Board Principles and Practices, the corporate governance principles that have been adopted by our Board and (v) charters for each of the Board's standing committees: Audit, Compensation and Governance/Nominating. This information is also available in print to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904 – 2212.

DEADLINE FOR RECEIPT OF STOCKHOLDER PROPOSALS FOR OUR 2011 ANNUAL MEETING

If you want to make a proposal for consideration at next year's Annual Meeting and have it included in our proxy materials, we must receive your proposal by December 22, 2010, it must comply with the Rule 14a-8 under the Exchange Act and must be directed to the Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904 – 2212.

If you want to make a proposal for consideration at next year's Annual meeting without having it included in our proxy materials, we must receive your proposal at least 90 days prior to the 2011 Annual Meeting. The proposal must contain: your name and address; the nature of the business to be proposed; a representation that you are a stockholder of record entitled to vote and, if applicable, that you intend to appear in person to introduce the business specified in the notice; a description of all arrangements or understandings between you and any person you intend to nominate for election; any other information regarding your proposal that would be required to be included in a proxy statement under the rules of the SEC had your proposal been made by management; and, if applicable, the consent of each person you intend to nominate to serve as a director. The Company's bylaws provide that if we give less than 100 days' notice of the 2011 Annual Meeting, we must receive your proposal within ten days after we give the notice. If we do not receive your proposal by the appropriate deadline, then it may not be brought before the 2011 Annual Meeting. Proposals should be addressed to the Corporate Secretary, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, Connecticut 06904-2212.

ANNUAL REPORT

A copy of our Annual Report on Form 10-K for the year ended December 31, 2009 (the "2009 10-K") has been filed with the Securities and Exchange Commission. You may also obtain a copy at ***www.investor.gartner.com.*** A copy of the 2009 10-K is also contained in our 2009 Annual Report to Stockholders, which accompanies this Proxy Statement. A copy of the 2009 10-K will be mailed to any stockholder who makes a written request to Investor Relations, Gartner, Inc., 56 Top Gallant Road, P.O. Box 10212, Stamford, CT 06904 – 2212.

OTHER BUSINESS

Management does not intend to present any other items of business and is not aware of any matters other than those set forth in this Proxy Statement that will be presented for action at the 2010 Annual Meeting of Stockholders. However, if any other matters properly come before the 2010 Annual Meeting, the persons designated by the Company as proxies may vote the shares of Common Stock they represent in their discretion.

BY ORDER OF THE BOARD OF DIRECTORS



Lewis G. Schwartz
Corporate Secretary

Stamford, Connecticut
April 20, 2010

(this page intentionally left blank)

2009

Annual Report on Form 10-K

Gartner.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 1-14443

GARTNER, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**04-3099750** (I.R.S. Employer Identification No.)
P.O. Box 10212 **56 Top Gallant Road** **Stamford, CT** (Address of principal executive offices)	**06902-7700** (Zip Code)
(203) 316-1111 (Registrant's telephone number, including area code)	

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0005 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2009, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $935,105,805 based on the closing sale price as reported on the New York Stock Exchange.

The number of shares outstanding of the registrant's common stock was 95,924,910 as of January 31, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held June 3, 2010 (Proxy Statement)	Part III

GARTNER, INC.
2009 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

GENERAL

Gartner, Inc. (NYSE: IT) is the world's leading information technology research and advisory company. Since its founding in 1979, Gartner has established a leading brand in the IT research marketplace. The cornerstones of our strategy are to focus on producing extraordinary research content, deliver innovative and highly differentiated product offerings, enhance our sales capability, provide world class client service, and improve operational effectiveness.

We deliver the technology-related insight necessary for our clients to make the right decisions, every day. From CIOs and senior IT leaders in corporations and government agencies, to business leaders in high-tech and telecom enterprises and professional services firms, to technology investors, to supply chain leaders, and to the front-line professionals in the technology organization, we are the indispensable partner to 60,000 clients in 10,000 distinct organizations in over 80 countries. We work with every client to research, analyze and interpret the business of IT within the context of their individual role.

The foundation for all Gartner products and services is our independent research on IT issues. The findings from this research are delivered through our three customer segments — Research, Consulting and Events:

- ***Research*** provides insight for CIOs, IT professionals, technology companies and the investment community through reports and briefings, access to our analysts, as well as peer networking services and membership programs designed specifically for CIOs and other senior executives.
- ***Consulting*** consists primarily of consulting, measurement engagements and strategic advisory services (paid one-day analyst engagements) ("SAS"), which provide assessments of cost, performance, efficiency and quality focused on the IT industry.
- ***Events*** consists of various symposia, conferences and exhibitions focused on the IT industry.

Gartner is headquartered in Stamford, Connecticut, U.S.A. We have 4,305 associates, including almost 1,200 research analysts and consultants. For more information regarding Gartner and our products and services, visit www.gartner.com.

References to "the Company," "we," "our," and "us" are to Gartner, Inc. and its subsidiaries.

MARKET OVERVIEW

Today, information technology is critical to the operational and financial success of all business enterprises and other organizations, as well as government and government agencies. Once a support function, IT is now viewed as a strategic component of growth and operating performance. Accordingly, it has become imperative for executives and IT professionals to invest in IT and manage their IT spending and purchasing decisions efficiently and effectively.

As the cost of IT solutions continues to rise, executives and technology professionals have realized the importance of making well-informed decisions and increasingly seek to maximize their returns on IT capital investments. As a result, any IT investment decision in an enterprise is subject to increased financial scrutiny, especially in the current challenging economic climate. In addition, today's IT marketplace is dynamic and complex. Technology providers continually introduce new products with a wide variety of standards and features that are prone to shorter life cycles. Users of technology — a group that encompasses nearly all organizations — must keep abreast of new developments in technology to ensure that their IT systems are reliable, efficient and meet both their current and future needs.

Given the critical nature of technology decision making and spending, business enterprises, organizations, and governments and their agencies are increasingly turning to outside experts for guidance in IT procurement, implementation and operations in order to maximize the value of their IT investments. Accordingly, it is critical that CIOs and other executives and personnel within an IT organization obtain value-added, independent and objective research and analysis of the IT market to assist them in these IT-related decisions.

OUR SOLUTION

We provide high-quality, independent and objective research and analysis of the IT industry. Through our entire product portfolio, our global research team provides thought leadership and insight about technology acquisition and deployment to CIOs, executives and other technology leaders and professionals.

We employ a diversified business model that utilizes and leverages the breadth and depth of our intellectual capital. The foundation of our business model is our ability to create and distribute our proprietary research content as broadly as possible via published reports and briefings, consulting and advisory services, and hosting symposia, conferences and exhibitions.

With a base of 720 research analysts, we create timely and relevant technology-related research. In addition, we have 450 experienced consultants who combine our objective, independent research with a practical, business perspective focused on the IT industry. Our events are among the world's largest of their kind, gathering highly qualified audiences of CIOs, senior business executives, IT professionals and purchasers and providers of IT products and services.

PRODUCTS AND SERVICES

Our diversified business model provides multiple entry points and synergies that facilitate increased client spending on our research, consulting and events. A critical part of our long-term strategy is to increase business volume with our most valuable clients, identifying relationships with the greatest sales potential and expanding those relationships by offering strategically relevant research and analysis. We also seek to extend the Gartner brand name to develop new client relationships, and augment our sales capacity and expand into new markets around the world. In addition, we seek to increase our revenue and operating cash flow through more effective pricing of our products and services. These initiatives have created additional revenue streams through more effective packaging, campaigning and cross-selling of our products and services.

Our principal products and services are delivered via our Research, Consulting and Events segments:

- **RESEARCH.** The Gartner core global research product is the fundamental building block for all Gartner services and covers all IT markets, topics and industries. We combine our proprietary research methodologies with extensive industry and academic relationships to create Gartner solutions. Our research agenda is defined by clients' needs, focusing on the critical issues, opportunities and challenges they face every day. Our research analysts are in regular contact with both technology providers and technology users, enabling them to identify the most pertinent topics in the IT marketplace and develop relevant product enhancements to meet the evolving needs of users of our research. Our proprietary research content, presented in the form of reports, briefings, updates and related tools, is delivered directly to the client's desktop via our website and/or product-specific portals.

  Our research analysts provide in-depth analysis on all aspects of technology, including hardware; software and systems; services; IT management; market data and forecasts; and vertical industry issues. Clients typically sign contracts that provide access to our research content for individual users over a defined period of time. The research contracts are renewed on an ongoing basis; despite difficult economic conditions, in 2009 we experienced strong research client retention, with 78% of user organizations renewing their contracts, as well as 87% wallet retention, a measure of the dollar amount of contract value we have retained with clients over the prior year.

  Our strategy is to align our service and product offerings around individual roles within targeted key client groups. For example, Gartner Executive Programs (EXP) comprises exclusive membership programs designed to help CIOs, senior IT executives and other business executives become more effective in their enterprises. An EXP membership leverages the knowledge and expertise of Gartner in ways that are specific to the CIO's needs and offers role-based offerings and member-only communities for peer-based collaboration. Our 3,700 EXP members also receive advice and counsel from an executive partner who understands their goals and can ensure the most effective level of support from Gartner.

  Other programs focus on the needs of the IT end-user market and IT vendors with a variety of product offerings. Gartner for IT Leaders currently provides eight role-based research offerings to assist end-user IT leaders with effective decision making. These products align a client's specific job-related challenges with appropriate Gartner analysts and insight, and connect IT leaders to IT peers who share common business and technology issues. Gartner for Enterprise IT Leaders provides a personalized service consisting of Gartner research, peer-interaction and networking to help senior leaders save time and money, mitigate risk and exploit new opportunities. Gartner for Business Leaders provides a series of role-based offerings to help sales, marketing, product management and professional services leaders successfully manage their organizations and better interact with Gartner analysts.

  Our Industry Advisory Services address technology issues and topics with a focus on their impacts on specific vertical industries.

  Our Best Practices Councils provide peer networks to senior IT leaders in large organizations, currently in six practice areas, including IT architecture and strategic planning, information security, emerging technology management, infrastructure management, enterprise applications for SAP and IT sourcing management.

  Gartner for Technology Investors provides premium research focused on the strategies and behaviors of technology end users and providers to support the activities of institutional investors who invest in technology companies.

- **CONSULTING.** Gartner consultants provide fact-based consulting services to help our clients use and manage IT to enable business performance. We seek to accomplish three major outcomes for our clients: applying IT to drive improvements in business performance; creating sustainable IT efficiency that ensures a constant return on IT investments; and strengthening the

IT organization and operations to ensure high-value services to the client's lines of business and to enable the client to adapt to business changes.

We deliver our consulting solutions by capitalizing on Gartner assets that are invaluable to IT decision making, including: (1) our extensive research, which ensures that our consulting analyses and advice are based on a deep understanding of the IT environment and the business of IT; (2) our market independence, which keeps our consultants focused on our client's success; and (3) our market-leading benchmarking capabilities, which provide relevant comparisons and best practices to assess and improve performance.

Gartner Consulting provides solutions aimed at IT roles and IT initiatives in various industries. We provide consulting engagements to CIO's and IT executives, and to those professionals responsible for IT applications, enterprise architecture, go-to-market strategies, infrastructure and operations, programs and portfolio management and sourcing and vendor relationships, that are relevant to the role played by the client within the organization. We also provide targeted consulting services to professionals in the banking and investment services, education, energy and utilities, government, healthcare providers and high tech and telecom providers that utilize our in-depth knowledge of the demands of each industry. Finally, we provide actionable solutions for IT Cost Optimization, Technology Modernization and IT Sourcing Optimization initiatives.

- **EVENTS.** Gartner symposia and conferences are gatherings of technology's most senior IT professionals, business strategists and practitioners. Symposia and conferences give clients live access to insights developed from our latest proprietary research in a concentrated way. Informative sessions led by Gartner analysts are augmented with technology showcases, peer exchange, analyst one-on-one meetings, workshops and keynotes by technology's top leaders. Symposia and conferences, which are not limited to Gartner research clients, also provide participants with an opportunity to interact with business executives from the world's leading technology companies. In 2009, we held 54 Gartner events throughout the United States, Europe, Latin America and the Asia/Pacific region that attracted 30,610 attendees.

  Gartner conferences attract high-level IT and business professionals who seek in-depth knowledge about technology products and services. Gartner Symposia are large, strategic conferences held in various locations throughout the world for senior IT and business professionals. Symposia are combined with ITxpo, an exhibition where the latest technology products and solutions are demonstrated. Gartner Summits focus on specific topics, technologies and industries, providing IT Professionals with the insight, solutions and networking opportunities to succeed in their job role. At the present time we offer Summits in Applications, Business Intelligence and Information Management, Business Process Improvement, Enterprise Architecture, IT Infrastructure and Operations, Portfolio and Production Management, Security and Risk Management, and Sourcing and Vendor Relationships, among others. Finally, we offer targeted events for CIOs and IT executives.

BUSINESS DEVELOPMENTS

In December 2009, we acquired AMR Research, Inc. ("AMR Research"), which provides information technology research, consulting and events for organizations with supply chain management issues, thereby expanding the breadth and depth of our IT research coverage. Additionally, in the same month, we acquired Burton Group, Inc. ("Burton Group"), which provides a complementary portfolio of research, consulting and events specifically designed to meet the unique needs of front-line technology professionals within IT teams. The acquisition of Burton Group will enable us to meet the demand of our clients and offer a complete solution to every level and functional expert within the IT organization. We believe these companies will greatly enhance Gartner's product and services offerings.

See Note 2 — Acquisitions in the Notes to the Consolidated Financial Statements for additional information regarding these acquisitions.

COMPETITION

We believe that the principal factors that differentiate us from our competitors are:

- Superior IT Research Content — We believe that we create the broadest, highest-quality and most relevant research coverage of the IT industry. Our research analysis generates unbiased insight that we believe is timely, thought-provoking and comprehensive, and that is known for its high quality, independence and objectivity.

- Our Leading Brand Name — For over 30 years we have been providing critical, trusted insight under the Gartner name.

- Our Global Footprint and Established Customer Base — We have a global presence with clients in over 80 countries on six continents. Approximately 45% and 47% of our revenues for 2009 and 2008, respectively, were derived from sales outside of the U.S.

- Substantial Operating Leverage in Our Business Model — We have the ability to distribute our intellectual property and expertise across multiple platforms, including research publications, consulting engagements, conferences and executive programs, to derive incremental revenues and profitability.
- Experienced Management Team — Our management team is composed of IT research veterans and experienced industry executives.
- Vast Network of Analysts and Consultants — We have almost 1,200 analysts and consultants located around the world. Our analysts alone speak 47 languages and are located in numerous countries, enabling us to cover all aspects of IT on a global basis.

Notwithstanding these differentiating factors, we face competition from a significant number of independent providers of information products and services. We compete indirectly against consulting firms and other information providers, including electronic and print media companies. These indirect competitors could choose to compete directly with us in the future. Additionally, we face competition from free sources of information that are available to our clients through the Internet. Limited barriers to entry exist in the markets in which we do business. As a result, new competitors may emerge and existing competitors may start to provide additional or complementary services. However, we believe the breadth and depth of our research assets position us well versus our competition. Increased competition may result in loss of market share, diminished value in our products and services, reduced pricing and increased sales and marketing expenditures.

INTELLECTUAL PROPERTY

Our success has resulted in part from proprietary methodologies, software, reusable knowledge capital and other intellectual property rights. We rely on a combination of copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. We have policies related to confidentiality, ownership and the use and protection of Gartner's intellectual property, and we also enter into agreements with our employees as appropriate that protect our intellectual property.

We recognize the value of our intellectual property in the marketplace and vigorously identify, create and protect it. Additionally, we actively monitor and enforce contract compliance by our end users.

EMPLOYEES

As of December 31, 2009, we had 4,305 employees, of which 691 were located at our headquarters in Stamford, Connecticut; 1,945 were located elsewhere in the United States; and 1,669 were located outside of the United States. These amounts include the addition of 290 new employees as a result of the AMR Research and Burton Group acquisitions.

Our employees may be subject to collective bargaining agreements at a company or industry level in those foreign countries where this is part of the local labor law or practice. We have experienced no work stoppages and consider our relations with our employees to be favorable.

AVAILABLE INFORMATION

Our Internet address is www.gartner.com and the investor relations section of our website is located at www.investor.gartner.com. We make available free of charge, on or through the investor relations section of our website, printable copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

Also available at *www.investor.gartner.com*, under the "Corporate Governance" link, are printable and current copies of our (i) CEO & CFO Code of Ethics which applies to our Chief Executive Officer, Chief Financial Officer, controller and other financial managers, (ii) Code of Business Conduct, which applies to all Gartner officers, directors and employees, (iii) Principles of Ethical Conduct which applies to all Gartner employees, (iv) Board Principles and Practices, the corporate governance principles that have been adopted by our Board and (v) charters for each of the Board's standing committees: Audit, Compensation and Governance/ Nominating.

ITEM 1A. RISK FACTORS

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE.

We operate in a very competitive and rapidly changing environment that involves numerous risks and uncertainties, some of which are beyond our control. In addition, we and our clients are affected by global economic conditions. The following section discusses many, but not all, of these risks and uncertainties, but is not intended to be all-inclusive.

Risks related to our business

Our operating results could be negatively impacted by general economic conditions. Our business is impacted by general economic conditions, both domestic and abroad. The global credit crisis and economic downturn that began in 2008 and continued throughout 2009 could negatively and materially affect demand for our products and services. This downturn could materially and adversely affect our business, including the ability to maintain client retention, wallet retention and consulting utilization rates, achieve contract value and consulting backlog growth, and attract attendees and exhibitors to our events. Such developments could negatively impact our financial condition, results of operations, and cash flows.

We face significant competition and our failure to compete successfully could materially adversely affect our results of operations and financial condition. We face direct competition from a significant number of independent providers of information products and services, including information available on the Internet free of charge. We also compete indirectly against consulting firms and other information providers, including electronic and print media companies, some of which may have greater financial, information gathering and marketing resources than we do. These indirect competitors could also choose to compete directly with us in the future. In addition, limited barriers to entry exist in the markets in which we do business. As a result, additional new competitors may emerge and existing competitors may start to provide additional or complementary services. Additionally, technological advances may provide increased competition from a variety of sources.

While we believe the breadth and depth of our research assets position us well versus our competition, there can be no assurance that we will be able to successfully compete against current and future competitors and our failure to do so could result in loss of market share, diminished value in our products and services, reduced pricing and increased marketing expenditures. Furthermore, we may not be successful if we cannot compete effectively on quality of research and analysis, timely delivery of information, customer service, and the ability to offer products to meet changing market needs for information and analysis, or price.

We may not be able to maintain our existing products and services. We operate in a rapidly evolving market, and our success depends upon our ability to deliver high quality and timely research and analysis to our clients. Any failure to continue to provide credible and reliable information that is useful to our clients could have a material adverse effect on future business and operating results. Further, if our predictions prove to be wrong or are not substantiated by appropriate research, our reputation may suffer and demand for our products and services may decline. In addition, we must continue to improve our methods for delivering our products and services in a cost-effective manner. Failure to increase and improve our electronic delivery capabilities could adversely affect our future business and operating results.

We may not be able to enhance and develop our existing products and services, or introduce the new products and services, that are needed to remain competitive. The market for our products and services is characterized by rapidly changing needs for information and analysis on the IT industry as a whole. The development of new products is a complex and time-consuming process. Nonetheless, to maintain our competitive position, we must continue to enhance and improve our products and services, develop or acquire new products and services, deliver all products and services in a timely manner, and appropriately position and price new products and services relative to the marketplace and our costs of producing them. Any failure to achieve successful client acceptance of new products and services could have a material adverse effect on our business, results of operations and financial position. Additionally, significant delays in new product or services releases or significant problems in creating new products or services could adversely affect our business, results of operations and financial position.

We depend on renewals of subscription-based services and sales of new subscription-based services for a significant portion of our revenue, and our failure to renew at historical rates or generate new sales of such services could lead to a decrease in our revenues. A large portion of our success depends on our ability to generate renewals of our subscription-based research products and services and new sales of such products and services, both to new clients and existing clients. These products and services constituted 66% and 60% of our revenues for 2009 and 2008, respectively. Generating new sales of our subscription-based products and services, both to new and existing clients, is often a time consuming process. If we are unable to generate new sales, due to competition or other factors, our revenues will be adversely affected.

Our research subscription agreements have terms that generally range from twelve to thirty months. Our ability to maintain contract renewals is subject to numerous factors, including the following:

- delivering high-quality and timely analysis and advice to our clients;
- understanding and anticipating market trends and the changing needs of our clients; and
- delivering products and services of the quality and timeliness necessary to withstand competition.

Additionally, as we implement our strategy to realign our business to client needs, we may shift the type and pricing of our products which may impact client renewal rates. While research client retention rate was 78% at December 31, 2009 and 82% at December 31, 2008, there can be no guarantee that we will continue to maintain this rate of client renewals.

We depend on non-recurring consulting engagements and our failure to secure new engagements could lead to a decrease in our revenues. Consulting segment revenues constituted 25% of our total revenues for 2009 and 27% for 2008. These consulting engagements typically are project-based and non-recurring. Our ability to replace consulting engagements is subject to numerous factors, including the following:

- delivering consistent, high-quality consulting services to our clients;
- tailoring our consulting services to the changing needs of our clients; and
- our ability to match the skills and competencies of our consulting staff to the skills required for the fulfillment of existing or potential consulting engagements.

Any material decline in our ability to replace consulting arrangements could have an adverse impact on our revenues and our financial condition.

The profitability and success of our conferences, symposia and events could be adversely affected by external factors beyond our control. The global credit crisis and economic downturn that began in 2008 and continued throughout 2009 severely impacted travel budgets of all organizations, which may continue to negatively impact our business. The market for desirable dates and locations for conferences, symposia and events is highly competitive. If we cannot secure desirable dates and locations for our conferences, symposia and events their profitability could suffer, and our financial condition and results of operations may be adversely affected. In addition, because our events are scheduled in advance and held at specific locations, the success of these events can be affected by circumstances outside of our control, such as labor strikes, transportation shutdowns and travel restrictions, economic slowdowns, terrorist attacks, weather, natural disasters and other world events impacting the global economy, the occurrence of any of which could negatively impact the success of the event.

Our sales to governments are subject to appropriations and may be terminated. We derive revenues from contracts with the U.S. government, state and local governments, and their respective agencies, as well as foreign governments and their agencies. At December 31, 2009 and 2008, approximately $182.0 million and $192.0 million, respectively, of our Research contract value and Consulting backlog was attributable to governments. We believe substantially all of the amount attributable to governments at December 31, 2009 will be filled in 2010. Our U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our services, and our contracts at the state and local levels are subject to various government authorizations and funding mechanisms. In general, most if not all of these contracts may be terminated at any time without cause ("termination for convenience"). Should appropriations for the governments and agencies that contract with us be curtailed, or should government contracts be terminated for convenience, we may experience a significant loss of revenue.

We may not be able to attract and retain qualified personnel which could jeopardize the quality of our products and services. Our success depends heavily upon the quality of our senior management, research analysts, consultants, sales and other key personnel. We face competition for the limited pool of these qualified professionals from, among others, technology companies, market research firms, consulting firms, financial services companies and electronic and print media companies, some of which have a greater ability to attract and compensate these professionals. Some of the personnel that we attempt to hire are subject to non-compete agreements that could impede our short-term recruitment efforts. Any failure to retain key personnel or hire and train additional qualified personnel as required to support the evolving needs of clients or growth in our business, could adversely affect the quality of our products and services, as well as future business and operating results.

We may not be able to maintain the equity in our brand name. We believe that our "Gartner" brand, including our independence, is critical to our efforts to attract and retain clients and that the importance of brand recognition will increase as competition increases. We may expand our marketing activities to promote and strengthen the Gartner brand and may need to increase our marketing budget, hire additional marketing and public relations personnel, expend additional sums to protect the brand and otherwise increase expenditures to create and maintain client brand loyalty. If we fail to effectively promote and maintain the Gartner brand, or incur excessive expenses in doing so, our future business and operating results could be adversely impacted.

Our international operations expose us to a variety of operational risks which could negatively impact our future revenue and growth. We have clients in over 80 countries and a significant part of our revenue comes from international sales. Our operating results are subject to the risks inherent in international business activities, including general political and economic conditions in each country, changes in market demand as a result of tariffs and other trade barriers, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates and laws, and the difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights in international jurisdictions. Furthermore, we rely on local distributors or sales agents in some international locations. If any of these arrangements are terminated by our agent or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local distributor or sales agent may not want to continue to do business with us or our new agent.

Our international operations expose us to changes in foreign currency exchange rates. Approximately 45% and 47% of our revenues for 2009 and 2008, respectively, were derived from sales outside of the U.S. Revenues earned outside the U.S. are typically transacted in local currencies, which may fluctuate significantly against the dollar. While we may use forward exchange contracts to a limited extent to seek to mitigate foreign currency risk, our revenues and results of operations could be adversely affected by unfavorable foreign currency fluctuations.

Catastrophic events or geo-political conditions may disrupt our business. A disruption or failure of our systems or operations in the event of a major weather event, cyber-attack, terrorist attack or other catastrophic event could cause delays in completing sales, providing services, or performing other mission-critical functions. Our corporate headquarters is located approximately 30 miles from New York City, and we have an operations center located in Ft. Myers, Florida, in a hurricane-prone area. We also operate in numerous international locations. A catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems could harm our ability to conduct normal business operations and negatively impact our operating results. Abrupt political change, terrorist activity, and armed conflict pose a risk of general economic disruption in affected countries, which may increase our operating costs. Additionally, these conditions also may add uncertainty to the timing and budget decisions of our clients.

We may experience outages and disruptions of our online services if we fail to maintain an adequate operations infrastructure. Our increasing user traffic and complexity of our products and services demand more computing power. We have spent and expect to continue to spend substantial amounts to maintain data centers and equipment and to upgrade our technology and network infrastructure to handle increased traffic on our websites. However, any inefficiencies or operational failures could diminish the quality of our products, services, and user experience, resulting in damage to our reputation and loss of current and potential users, subscribers, and advertisers, harming our operating results and financial condition.

Our outstanding debt obligations could impact our financial condition or future operating results. At December 31, 2009, we had $329.0 million outstanding under our Credit Agreement, which provides for two amortizing term loans with quarterly payments and a $300.0 million revolving credit facility. The revolving credit facility may be increased up to an additional $100.0 million at our lenders' discretion (the "expansion feature"), for a total revolving credit facility of $400.0 million. However, the $100.0 million expansion feature may or may not be available to us depending upon prevailing credit market conditions.

The affirmative, negative and financial covenants of the Credit Agreement could limit our future financial flexibility. Additionally, a failure to comply with these covenants could result in acceleration of all amounts outstanding under the Credit Agreement, which would materially impact our financial condition unless accommodations could be negotiated with our lenders. No assurance can be given that we would be successful in doing so in this current financial climate, or that any accommodations that we were able to negotiate would be on terms as favorable as those presently contained in the Credit Agreement.

The associated debt service costs of the borrowing arrangement under our Credit Agreement could impair our future operating results. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

We may require additional cash resources which may not be available on favorable terms or at all. We believe that our existing cash balances, projected cash flow from operations, and the remaining borrowing capacity we have under our revolving credit facility will be sufficient for our expected short-term and foreseeable long-term operating needs.

We may, however, require additional cash resources due to changed business conditions, implementation of our strategy and stock repurchase program, to repay indebtedness or to pursue future business opportunities requiring substantial investments of additional capital. If our existing financial resources are insufficient to satisfy our requirements, we may seek additional borrowings. Prevailing credit market conditions may negatively affect debt availability and cost, and, as a result, financing may not be available in amounts or on terms acceptable to us, if at all. In addition, the incurrence of additional indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would further restrict our operations.

If we are unable to enforce and protect our intellectual property rights our competitive position may be harmed. We rely on a combination of copyright, trademark, trade secret, confidentiality, non-compete and other contractual provisions to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized third parties may obtain and use technology or other information that we regard as proprietary. Our intellectual property rights may not survive a legal challenge to their validity or provide significant protection for us. The laws of certain countries do not protect our proprietary rights to the same extent as the laws of the United States. Accordingly, we may not be able to protect our intellectual property against unauthorized third-party copying or use, which could adversely affect our competitive position. Our employees are subject to non-compete agreements. When the non-competition period expires, former employees may compete against us. If a former employee chooses to compete against us prior to the expiration of the non-competition period, we seek to enforce these non-compete provisions but there is no assurance that we will be successful in our efforts.

We have grown, and may continue to grow, through acquisitions and strategic investments, which could involve substantial risks. We have made and may continue to make acquisitions of, or significant investments in, businesses that offer complementary products and services. The risks involved in each acquisition or investment include the possibility of paying more than the value we derive from the acquisition, dilution of the interests of our current stockholders or decreased working capital, increased indebtedness, the assumption of undisclosed liabilities and unknown and unforeseen risks, the ability to retain key personnel of the acquired company, the time to train the sales force to market and sell the products of the acquired business, the potential disruption of our ongoing business and the distraction of management from our business. The realization of any of these risks could adversely affect our business.

We face risks related to litigation. We are, and may in the future be, subject to a variety of legal actions, such as employment, breach of contract, intellectual property-related, and business torts, including claims of unfair trade practices and misappropriation of trade secrets. Given the nature of our business, we are also subject to defamation (including libel and slander), negligence, or other claims relating to the information we publish. Regardless of the merits, responding to any such claim could be time consuming, result in costly litigation and require us to enter into settlements, royalty and licensing agreements which may not be offered or available on reasonable terms. If a successful claim is made against us and we fail to settle the claim on reasonable terms, our business, results of operations or financial position could be materially adversely affected.

We face risks related to taxation. We operate in numerous domestic and foreign taxing jurisdictions and our level of operations and profitability in each jurisdiction may have an impact upon the amount of income taxes that we recognize in any given year. In addition, our tax filings for various tax years are subject to audit by the tax authorities in jurisdictions where we conduct business, and in the ordinary course of business, we may be under audit by one or more tax authorities from time to time.

These audits may result in assessments of additional taxes, and resolution of these matters involves uncertainties and there are no assurances that the ultimate resolution will not exceed the amounts we have recorded. Additionally, the results of an audit could have a material effect on our financial position, results of operations, or cash flows in the period or periods for which that determination is made.

Risks related to our common stock

Our operating results may fluctuate from period to period and may not meet the expectations of securities analysts or investors or guidance we have given, which may cause the price of our Common Stock to decline. Our quarterly and annual operating results may fluctuate in the future as a result of many factors, including the timing of the execution of research contracts, the extent of completion of consulting engagements, the timing of symposia and other events, the amount of new business generated, the mix of domestic and international business, currency fluctuations, changes in market demand for our products and services, the timing of the development, introduction and marketing of new products and services, and competition in the industry. An inability to generate sufficient earnings and cash flow, and achieve our forecasts, may impact our operating and other activities. The potential fluctuations in our operating results could cause period-to-period comparisons of operating results not to be meaningful and may provide an unreliable indication of future operating results. Furthermore, our operating results may not meet the expectations of securities analysts or investors in the future or guidance we have given. If this occurs, the price of our stock would likely decline.

Our stock price may be volatile, and you may not be able to resell shares of our Common Stock at or above the price you paid. The trading prices of our Common Stock could be subject to significant fluctuations in response to, among other factors, variations in operating results, developments in the industries in which we do business, general economic conditions, general market conditions, changes in the nature and composition of our stockholder base, changes in securities analysts' recommendations regarding our securities and our performance relative to securities analysts' expectations for any quarterly period. Such volatility may adversely affect the market price of our Common Stock.

Future sales of our Common Stock in the public market could lower our stock price. Sales of a substantial number of shares of Common Stock in the public market by our current stockholders, or the threat that substantial sales may occur, could cause the market price of our Common Stock to decrease significantly or make it difficult for us to raise additional capital by selling stock. Furthermore, we have various equity incentive plans that provide for awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. As of December 31, 2009, the aggregate number of shares of our Common Stock issuable pursuant to outstanding grants and awards under these plans was approximately 11.5 million shares (approximately 5.8 million of which have vested). In addition, approximately 7.4 million shares may be issued in connection with future awards under our equity incentive plans. Shares of Common Stock issued under these plans are freely transferable without further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by affiliates (as that term is defined in Rule 144 under the Securities Act). We cannot predict the size of future issuances of our Common Stock or the effect, if any, that future issuances and sales of shares of our Common Stock will have on the market price of our Common Stock.

Interests of certain of our significant stockholders may conflict with yours. As of December 31, 2009, ValueAct Capital and affiliates ("ValueAct") owned approximately 21.7% of our Common Stock. To our knowledge, as of the date of this report, four other institutional investors each presently hold over 5% of our Common Stock. Additionally, a representative of ValueAct presently holds one seat on our Board of Directors.

While no stockholder or institutional investor individually holds a majority of our outstanding shares, these significant stockholders may be able, either individually or acting together, to exercise significant influence over matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, adoption or amendment of equity plans and approval of significant transactions such as mergers, acquisitions, consolidations and sales or purchases of assets. In addition, in the event of a proposed acquisition of the company by a third party, this concentration of ownership may delay or prevent a change of control in the Company. Accordingly, the interests of these stockholders may not always coincide with our interests or the interests of other stockholders, or otherwise be in the best interests of the Company or all stockholders.

Our anti-takeover protections may discourage or prevent a change of control, even if a change in control would be beneficial to our stockholders. Provisions of our restated certificate of incorporation and bylaws and Delaware law may make it difficult for any party to acquire control of us in a transaction not approved by our Board of Directors. These provisions include:

- the ability of our Board of Directors to issue and determine the terms of preferred stock;
- advance notice requirements for inclusion of stockholder proposals at stockholder meetings; and
- the anti-takeover provisions of Delaware law.

These provisions could discourage or prevent a change of control or change in management that might provide stockholders with a premium to the market price of their Common Stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

There are no unresolved written comments that were received from the SEC staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Exchange Act.

ITEM 2. PROPERTIES.

Our corporate headquarters is located in approximately 213,000 square feet of leased office space in three buildings located in Stamford, Connecticut. Our Stamford facility accommodates research and analysis, marketing, sales, client support, production, corporate services, executive offices, and administration. The lease for the Stamford facility expires in October 2010. We have completed negotiations of an amendment and 15 year extension of this lease with the landlord, and expect to execute the amended lease agreement in the first quarter of 2010.

We also have a significant presence in Ft. Myers, Florida and Egham, the United Kingdom. Our Ft. Myers location consists of approximately 62,400 square feet of leased office space located in one building for which the lease expires in January 2013. Our Egham location has approximately 72,000 square feet of leased office space in two buildings for which the leases expire in 2020 and 2025, respectively. We lease an additional 16 domestic and 40 international locations that support our research and analysis, domestic and international sales efforts, and other functions. The Company does not currently own any properties.

We continue to constantly assess our space needs as our business changes, but we believe that our existing facilities are adequate for our current needs and that additional space will be available as needed.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in legal proceedings and litigation arising in the ordinary course of business. We believe that the potential liability, if any, in excess of amounts already accrued from all proceedings, claims and litigation will not have a material effect on our financial position or results of operations when resolved in a future period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

We did not submit any matter to a vote of our stockholders during the fourth quarter of the year covered by this Annual Report.

Our 2010 Annual Meeting of Stockholders will be held on June 3, 2010 at the Company's offices in Stamford, Connecticut.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

As of January 29, 2010, there were 2,585 holders of record of our Common Stock, which is listed on the New York Stock Exchange under the symbol IT. The following table sets forth the high and low sale prices for our common stock as reported on the New York Stock Exchange for the periods indicated:

	2009		2008	
	High	Low	High	Low
Quarter ended March 31	$18.55	$ 8.33	$21.29	$13.75
Quarter ended June 30	16.54	10.55	24.80	19.50
Quarter ended September 30	18.50	14.14	28.39	19.20
Quarter ended December 31	20.27	16.85	22.80	13.07

DIVIDEND POLICY

We currently do not pay cash dividends on our Common Stock. Our Credit Agreement, dated as of January 31, 2007, as amended, contains a negative covenant which may limit our ability to pay dividends.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan information set forth in Part III, Item 12 of this Form 10-K is hereby incorporated by reference into this Part II, Item 5.

SHARE REPURCHASES

The Company has a $250.0 million authorized stock repurchase program that was authorized by the Board of Directors in February 2008. At the present time, as indicated in the table below, approximately $78.6 million remains available for share repurchases under this program.

Repurchases are primarily made from time-to-time through open market purchases and are subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and cash needs, and other conditions. Repurchases may also be made from time-to-time in connection with the settlement of shared-based compensation awards. Repurchases may be funded from cash flow from operations and borrowings under the Company's Credit Agreement. All repurchased shares are added to treasury stock. The open market purchases were made by brokers pursuant to purchase programs that complied with Rules 10b5-1 and 10b-18 under the Exchange Act.

The following table provides detail related to repurchases of our Common Stock in the three months ended December 31, 2009:

Period	Total Number of Shares Purchased (#)	Average Price Paid Per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (#)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs ($000's)
October	321	$19.67	321	
November	—	—	—	
December	229	18.43	229	
Total (1)	550	$19.15	550	$78,636

(1) For the year ended December 31, 2009, the Company repurchased 306,032 shares at an average price of $12.24 per share for a total cost of approximately $3.7 million. All of these shares were acquired in connection with the settlement of share-based compensation awards.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The fiscal years presented below are for the respective twelve-month period from January 1 through December 31. Data for all years was derived or compiled from our audited consolidated financial statements included herein or from submissions of our Form 10-K in prior years. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 10-K.

(In thousands, except per share data)	2009	2008	2007	2006	2005
STATEMENT OF OPERATIONS DATA:					
Revenues:					
Research	$ 752,505	$ 781,581	$ 683,380	$ 585,656	$ 536,591
Consulting	286,847	347,404	325,030	305,231	301,074
Events	100,448	150,080	160,065	146,412	126,475
Total revenues	1,139,800	1,279,065	1,168,475	1,037,299	964,140
Operating income	134,477	164,368	129,458	98,039	20,474
Income (loss) from continuing operations	82,964	97,148	70,666	54,258	(6,200)
Income from discontinued operations	—	6,723	2,887	3,934	3,763
Net income (loss)	$ 82,964	$ 103,871	$ 73,553	$ 58,192	$ (2,437)
PER SHARE DATA:					
Basic:					
Income (loss) from continuing operations	$ .88	$ 1.02	$ 0.68	$ 0.48	$ (0.05)
Income from discontinued operations	—	0.07	0.03	0.03	0.03
Income (loss) per share	$ .88	$ 1.09	$ 0.71	$ 0.51	$ (0.02)
Diluted:					
Income (loss) from continuing operations	$ .85	$ 0.98	$ 0.65	$ 0.47	$ (0.05)
Income from discontinued operations	—	0.07	0.03	0.03	0.03
Income (loss) per share	$ .85	$ 1.05	$ 0.68	$ 0.50	$ (0.02)
Weighted average shares outstanding					
Basic	94,658	95,246	103,613	113,071	112,253
Diluted	97,549	99,028	108,328	116,203	112,253
OTHER DATA:					
Cash and cash equivalents	$ 116,574	$ 140,929	$ 109,945	$ 67,801	$ 70,282
Total assets	1,215,279	1,093,065	1,133,210	1,039,793	1,026,617
Long-term debt	124,000	238,500	157,500	150,000	180,000
Stockholders' equity (deficit)	112,535	(21,316)	17,498	26,318	146,588

The following items impact the comparability and presentation of our consolidated data:

- In December 2009 we acquired AMR Research and Burton Group. The results of these businesses are included beginning on the respective dates of acquisition (see Note 2 — Acquisitions in the Notes to the Consolidated Financial Statements). For 2009 we recorded approximately $2.9 million in pre-tax acquisition and integration charges related to these acquisitions.
- Effective January 1, 2009, the Company eliminated its previously reported "Other" revenue line. The "Other" revenue line primarily consisted of fees earned from Research reprints and other miscellaneous products. These revenues are now included with Research revenues (see Note 1 — Business and Significant Accounting Policies in the Notes to the Consolidated Financial Statements).
- We sold our Vision Events business, which had been part of our Events segment, in early 2008 and have reported the results of operations of this business as a discontinued operation (see Note 3 — Discontinued Operations in the Notes to the Consolidated Financial Statements). The statement of operations and per share data for 2005 — 2007 have been restated to present the results of the Vision Events business as a discontinued operation.
- We acquired META Group, Inc. on April 1, 2005, and the results of that business are included beginning on that date. For 2006 and 2005 we recorded $1.5 million and $15.0 million, respectively, in pre-tax integration charges related to this acquisition.
- We repurchased 0.3 million, 9.7 million, 8.4 million, 14.9 million, and 0.8 million of our common shares in 2009, 2008, 2007, 2006 and 2005, respectively.
- We recorded Other charges, which includes costs for severance, excess facilities, litigation, and other items, on a pre-tax basis, of $9.1 million in 2007 and $29.2 million in 2005.
- We recorded pre-tax charges for loss on investments, net of $5.8 million in 2005.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The purpose of the following Management's Discussion and Analysis ("MD&A") is to help facilitate the understanding of significant factors influencing the operating results, financial condition and cash flows of Gartner, Inc. Additionally, the MD&A also conveys our expectations of the potential impact of known trends, events or uncertainties that may impact future results. You should read this discussion in conjunction with our consolidated financial statements and related notes included in this report. Historical results and percentage relationships are not necessarily indicative of operating results for future periods. References to "the Company," "we," "our," and "us" are to Gartner, Inc. and its consolidated subsidiaries.

The following items impact the presentation and discussion of results in this MD&A section:

On December 18, 2009 we acquired AMR Research, and on December 30, 2009 we acquired Burton Group. The financial results of these businesses, which were not material to our 2009 results, have been included in our results beginning on their respective dates of acquisition (see Note 2 — Acquisitions in the Notes to the Consolidated Financial Statements). The operating metrics of these acquired businesses have been excluded from our Business Measurements presentations and discussions below for comparability purposes.

Effective January 1, 2009, the Company reclassified certain amounts presented in the Consolidated Statements of Operations. The Company eliminated its previously reported "Other" revenue line. The "Other" revenue line primarily consisted of fees earned from Research reprints and other miscellaneous products, and these revenues and related expenses are now included in the Research segment. In addition, certain expenses that were formerly classified in Selling, general & administrative are now included in Cost of services and product development and are included in Research segment expense. Prior periods have been reclassified in order to be consistent with the current period presentation. (see Note 1 — Business Significant Accounting Policies and Note 16 — Segment Information in the Notes to the Consolidated Financial Statements).

In early 2008 we sold our Vision Events business, which had been part of our Events segment. As a result, the results of operations for this business for 2008 and earlier periods have been reported as a discontinued operation (see Note 3 — Discontinued Operations in the Notes to the Consolidated Financial Statements).

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains certain forward-looking statements. Forward-looking statements are any statements other than statements of historical fact, including statements regarding our expectations, beliefs, hopes, intentions or strategies regarding the future. In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "expect," "should," "could," "believe," "plan," "anticipate," "estimate," "predict," "potential," "continue," or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under Part 1, Item 1A, Risk Factors. Readers should not place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur. Readers should review carefully any risk factors described in our reports filed with the SEC.

BUSINESS OVERVIEW

Gartner, Inc. is the world's leading information technology research and advisory company that helps executives use technology to build, guide and grow their enterprises. We offer independent and objective research and analysis on the information technology, computer hardware, software, communications and related technology industries. We provide comprehensive coverage of the IT industry to approximately 10,000 client organizations, including approximately 400 of the Fortune 500 companies, in over 80 countries. Our client base consists primarily of CIOs and other senior IT and executives from a wide variety of business enterprises, government agencies and the investment community.

We have three business segments: Research, Consulting and Events.

- **Research** provides insight for CIOs, other IT executives and professionals, business leaders, technology companies and the investment community through research reports and briefings, access to our analysts, as well as peer networking services and membership programs.
- **Consulting** consists primarily of consulting engagements that utilize our research insight, benchmarking data, problem-solving methodologies and hands on experience to improve the return on an organization's IT investment through assessments of cost, performance, efficiency and quality.

- **Events** consists of various symposia, summits and conferences focused on the IT industry as a whole, as well as IT applicable to particular industries and particular roles within an organization.

BUSINESS MEASUREMENTS

We believe the following business measurements are important performance indicators for our business segments:

BUSINESS SEGMENT	BUSINESS MEASUREMENTS
Research	**Contract value** represents the value attributable to all of our subscription-related research products that recognize revenue on a ratable basis. Contract value is calculated as the annualized value of all subscription research contracts in effect at a specific point in time, without regard to the duration of the contract. **Client retention rate** represents a measure of client satisfaction and renewed business relationships at a specific point in time. Client retention is calculated on a percentage basis by dividing our current clients, who were also clients a year ago, by all clients from a year ago. **Wallet retention rate** represents a measure of the amount of contract value we have retained with clients over a twelve-month period. Wallet retention is calculated on a percentage basis by dividing the contract value of clients, who were clients one year earlier, by the total contract value from a year earlier, excluding the impact of foreign currency exchange. When wallet retention exceeds client retention, it is an indication of retention of higher-spending clients, or increased spending by retained clients, or both. **Number of executive program members** represents the number of paid participants in executive programs.
Consulting	**Consulting backlog** represents future revenue to be derived from in-process consulting, measurement and strategic advisory services engagements. **Utilization rates** represent a measure of productivity of our consultants. Utilization rates are calculated for billable headcount on a percentage basis by dividing total hours billed by total hours available to bill. **Billing Rate** represents earned billable revenue divided by total billable hours. **Average annualized revenue per billable headcount** represents a measure of the revenue generating ability of an average billable consultant and is calculated periodically by multiplying the average billing rate per hour times the utilization percentage times the billable hours available for one year.
Events	**Number of events** represents the total number of hosted events completed during the period. **Number of attendees** represents the number of people who attend events.

EXECUTIVE SUMMARY OF OPERATIONS AND FINANCIAL POSITION

We purchased AMR Research and Burton Group in December 2009. We believe each of these companies is recognized as best-in-class for what they do, and will expand our research market opportunity and accelerate our growth rate over time.

We had total revenues of $1,139.8 million in 2009, a decline of 11% from the prior year. Revenues decreased in all 3 of our business segments and all of our geographic regions. Excluding the impact of foreign currency translation, total revenues were down about 8% in 2009. We attribute the decline in revenue to the global economic downturn that began in 2008.

We had income from continuing operations of $83.0 million in 2009, or $0.85 per diluted share, compared to income from continuing operations of $97.1 million, or $0.98 per diluted share, for 2008. The decline primarily reflects lower profitability in our Consulting and Events segments.

Research revenues were down 4% year-over-year, to $752.5 million in 2009 from $781.6 million in the prior year. Excluding the impact of foreign currency, Research revenues were down 1% year-over-year. Despite the year-over-year decline in Research revenues, gross contribution margin increased by 2 points, primarily due to the tight cost controls we have implemented and to a lesser extent, our ability to implement price increases for our products.

As of December 31, 2009, research contract value was $784.4 million, client retention was 78%, and wallet retention was 87%. Research contract value at December 31, 2009 was down 6% compared to the prior year end, but adjusted for the impact of foreign currency, was down 1% year-over-year. While down year-over-year, the $784.4 million of contract value at December 31, 2009 increased 6% from September 30, 2009, reflecting a broad-based increase with all industries, geographies, and client sizes showing improvement during the quarter.

Consulting revenues declined 17% year-over-year, to $286.8 million in 2009 from $347.4 million in 2008, primarily due to a decline in core consulting. Excluding the unfavorable impact of foreign currency translation, revenues declined 15%. The Consulting segment contribution margin declined 2 points, primarily due to lower revenue in our contract optimization business and fewer SAS days filled, which have a higher contribution margin than core consulting. Utilization in core consulting was 68% for 2009. Backlog was $90.9 million at December 31, 2009, a decline of 6% from December 31, 2008.

Events revenues decreased 33% in 2009 compared to the prior year due to discontinued events and a decline in revenue from our on-going events. We discontinued a number of events in 2009 in response to the economic downturn, travel restrictions, and other factors. We held 54 events in 2009 compared to 70 in 2008, with a 12% decline in attendees at our 51 on-going events. The segment contribution margin declined by 2 points year-over-year, to 41%.

For a more detailed discussion of our segment results, see Segment Results below.

During 2009 we continued our focus on enhancing shareholder value by reducing our outstanding debt. We repaid $95.3 million of our term loans during 2009, which represented approximately 32% of the amount outstanding. We also used $104.5 million in cash to acquire AMR Research and Burton Group.

We had $161.9 million of operating cash flow for the year ended December 31, 2009. Our cash and cash equivalents totaled $116.6 million as of December 31, 2009 and we had approximately $170.0 million of available borrowing capacity under our revolving credit facility. We believe that our cash position and borrowing capacity is more than adequate to meet our existing cash and liquidity requirements.

FLUCTUATIONS IN QUARTERLY RESULTS

Our quarterly and annual revenue, operating income, and cash flow fluctuate as a result of many factors, including: the timing of our SymposiumITxpo series, that normally are held during the fourth calendar quarter, and other events; the amount of new business generated; the mix of domestic and international business; changes in market demand for our products and services; changes in foreign currency rates; the timing of the development, introduction and marketing of new products and services; competition in the industry; and other factors. The potential fluctuations in our operating income could cause period-to-period comparisons of operating results not to be meaningful and could provide an unreliable indication of future operating results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires the application of appropriate accounting policies and the use of estimates. Our significant accounting policies are described in Note 1 in the Notes to Consolidated Financial Statements. Management considers the policies discussed below to be critical to an understanding of our financial statements because their application requires complex and subjective management judgments and estimates. Specific risks for these critical accounting policies are also described below.

The preparation of our financial statements also requires us to make estimates and assumptions about future events. We develop our estimates using both current and historical experience, as well as other factors, including the general economic environment and actions we may take in the future. We adjust such estimates when facts and circumstances dictate. However, our estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on our best judgment at a point in time and as such these estimates may ultimately differ from actual results. On-going changes in our estimates could be material and would be reflected in the Company's financial statements in future periods.

Our critical accounting policies are as follows:

Revenue recognition – We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), and SEC Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"). Once all required criteria for revenue recognition have been met, revenue by significant source is accounted for as follows:

- Research revenues are derived from subscription contracts for research products and are deferred and recognized ratably over the applicable contract term. Fees from research reprints are recognized when the reprint is shipped.
- Consulting revenues are principally generated from fixed fee and time and material engagements. Revenues from fixed fee contracts are recognized on a percentage of completion basis. Revenues from time and materials engagements are recognized as work is delivered and/or services are provided. Revenues related to contract optimization contracts are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment.
- Events revenues are deferred and recognized upon the completion of the related symposium, conference or exhibition.

The majority of research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All research contracts are non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses, which have not produced material cancellations to date. It is our policy to record the entire amount of the contract that is billable as a fee receivable at the time the contract is signed with a corresponding amount as deferred revenue, since the contract represents a legally enforceable claim.

For those government contracts that permit cancellation, we bill the client the full amount billable under the contract but only record a receivable equal to the earned portion of the contract. In addition, we only record deferred revenue on these government contracts when cash is received. Deferred revenues attributable to government contracts were $65.3 million and $61.6 million at December 31, 2009 and December 31, 2008, respectively. In addition, at December 31, 2009 and December 31, 2008, we had not recognized uncollected receivables or deferred revenues relating to government contracts that permit termination of $8.3 million and $12.1 million, respectively.

Uncollectible fees receivable – The allowance for losses is composed of a bad debt allowance and a sales reserve. Provisions are charged against earnings, either as a reduction in revenues or an increase to expense. The measurement of likely and probable losses and the allowance for losses is based on historical loss experience, aging of outstanding receivables, an assessment of current economic conditions and the financial health of specific clients. This evaluation is inherently judgmental and requires material estimates. These valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectibility of fees receivable becomes available. Circumstances that could cause our valuation reserves to increase include changes in our clients' liquidity and credit quality, other factors negatively impacting our clients' ability to pay their obligations as they come due, and the effectiveness of our collection efforts.

The following table provides our total fees receivable and the related allowance for losses (in thousands):

	December 31,	
	2009	2008
Total fees receivable	$325,698	$326,311
Allowance for losses	(8,100)	(7,800)
Fees receivable, net	$317,598	$318,511

Impairment of goodwill and other intangible assets – The evaluation of goodwill is performed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 350, which requires goodwill to be assessed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, an impairment evaluation of our amortizable intangible assets is performed on a periodic basis.

Our annual goodwill assessment requires us to estimate the fair values of our reporting units based on estimates of future business operations and market and economic conditions in developing long-term forecasts. If we determine that the fair value of any reporting unit is less than its carrying amount, we must recognize an impairment charge for a portion of the associated goodwill of that reporting unit against earnings in our financial statements.

Factors we consider important that could trigger a review for impairment include the following:

- Significant under-performance relative to historical or projected future operating results;
- Significant changes in the manner of our use of acquired assets or the strategy for our overall business;
- Significant negative industry or economic trends;
- Significant decline in our stock price for a sustained period; and
- Our market capitalization relative to net book value.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

We completed the annual goodwill impairment testing in the quarter ended September 30, 2009 and concluded that the fair values of each of the Company's reporting units substantially exceeded their respective carrying values.

Accounting for income taxes – As we prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions where we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We record a valuation allowance to reduce our deferred tax assets when future realization is in question. We consider the availability of loss carryforwards, existing deferred tax liabilities, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event we determine that we are able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment is made to reduce the valuation allowance and increase income in the period such determination is made. Likewise, if we determine that we will not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the valuation allowance is charged against income in the period such determination is made.

Accounting for stock-based compensation – The Company accounts for stock-based compensation in accordance with FASB ASC Topics 505 and 718, as interpreted by SEC Staff Accounting Bulletins No. 107 ("SAB No. 107") and No. 110 ("SAB No. 110"). The Company recognizes stock-based compensation expense, which is based on the fair value of the award on the date of grant, over the related service period, net of estimated forfeitures (see Note 10 — Stock-Based Compensation in the Notes to the Consolidated Financial Statements).

Determining the appropriate fair value model and calculating the fair value of stock compensation awards requires the input of certain highly complex and subjective assumptions, including the expected life of the stock compensation awards and the Company's Common Stock price volatility. In addition, determining the appropriate amount of associated periodic expense requires management to estimate the rate of employee forfeitures and the likelihood of achievement of certain performance targets. The assumptions used in calculating the fair value of stock compensation awards and the associated periodic expense represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock compensation expense could be materially different from what has been recorded in the current period.

Restructuring and other accruals – We may record accruals for severance costs, costs associated with excess facilities that we have leased, contract terminations, asset impairments, and other costs as a result of on-going actions we undertake to streamline our organization, reposition certain businesses and reduce ongoing costs. Estimates of costs to be incurred to complete these actions, such as future lease payments, sublease income, the fair value of assets, and severance and related benefits, are based on assumptions at the time the actions are initiated. These accruals may need to be adjusted to the extent actual costs differ from such estimates. In addition, these actions may be revised due to changes in business conditions that we did not foresee at the time such plans were approved.

We also record accruals during the year for our various employee cash incentive programs. Amounts accrued at the end of each reporting period are based on our estimates and may require adjustment as the ultimate amount paid for these incentives are sometimes not known with certainty until after year end.

RESULTS OF OPERATIONS

The following table summarizes the changes in selected line items in our Consolidated Statements of Operation for the periods indicated (dollars in thousands):

	2009 vs. 2008				2008 vs. 2007			
	Twelve Months Ended December 31, 2009 (a)	Twelve Months Ended December 31, 2008	Dollar Increase (Decrease)	Percentage Increase (Decrease)	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Total revenues	$1,139,800	$1,279,065	$(139,265)	(11)%	$1,279,065	$1,168,475	$110,590	9%
Costs and expenses:								
Cost of services and product development	498,363	572,208	73,845	13%	572,208	546,569	(25,639)	(5)%
Selling, general and administrative	477,003	514,994	37,991	7%	514,994	456,975	(58,019)	(13)%
Depreciation	25,387	25,880	493	2%	25,880	24,298	(1,582)	(7)%
Amortization of intangibles	1,636	1,615	(21)	(1)%	1,615	2,091	476	(23)%
Acquisition and integration charges	2,934	—	(2,934)	(100)%	—	—	—	—
Other charges	—	—	—	—	—	9,084	9,084	100%
Operating income	134,477	164,368	(29,891)	(18)%	164,368	129,458	34,910	27%
Interest expense, net	(16,032)	(19,269)	3,237	17%	(19,269)	(22,154)	2,885	13%
Other (expense) income, net	(2,919)	(358)	(2,561)	>(100)%	(358)	3,193	(3,551)	>(100)%
Provision for income taxes	32,562	47,593	15,031	32%	47,593	39,831	(7,762)	(19)%
Income from continuing operations	82,964	97,148	(14,184)	(15)%	97,148	70,666	26,482	37%
Income from discontinued operations, net of taxes	—	6,723	(6,723)	(100)%	6,723	2,887	3,836	>100%
Net income	$ 82,964	$ 103,871	$ (20,907)	(20)%	$ 103,871	$ 73,553	$ 30,318	41%

(a) In December 2009 we acquired AMR Research and Burton Group. The operating results of these businesses are included in our consolidated results beginning on the respective dates of acquisition. The results of these businesses were not material to our 2009 results.

2009 VERSUS 2008

TOTAL REVENUES for the twelve months ended December 31, 2009 decreased $139.3 million, or 11%, compared to the twelve months ended December 31, 2008. Revenues declined across all of our geographic regions and in all three of our business segments. The impact of foreign currency had a negative impact on our revenues in 2009, and excluding this impact, total revenues in 2009 were down 8% compared to 2008. Our revenues and operating results were negatively impacted by global economic conditions in 2009.

An overview of our results by geographic region follows:

- Revenues from sales to United States and Canadian clients decreased 8%, to $663.8 million in 2009 from $723.2 million in 2008.
- Revenues from sales to clients in Europe, the Middle East and Africa ("EMEA") decreased to $360.8 million in 2009 from $430.4 million in 2008, a 16% decrease.
- Revenues from sales to clients in our Other International region decreased 8%, to $115.2 million in 2009 from $125.4 million in 2008.

An overview of our results by segment follows:

- **Research** revenues decreased 4% in 2009 to $752.5 million compared to $781.6 million in 2008, and comprised approximately 66% and 61% of our total revenues in 2009 and 2008, respectively.
- **Consulting** revenues decreased 17% in 2009 to $286.8 million, compared to $347.4 million in 2008, and comprised approximately 25% and 27% of our total revenues in 2009 and 2008, respectively.
- **Events** revenues were $100.4 million in 2009, a decrease of 33% from $150.1 million in 2008, and comprised approximately 9% and 12% of our total revenues in 2009 and 2008, respectively.

Please refer to the section of this MD&A below entitled "Segment Results" for a further discussion of revenues and results by segment.

COST OF SERVICES AND PRODUCT DEVELOPMENT decreased $73.8 million year-over-year, or 13%. The favorable impact of foreign currency translation reduced expense by about $19.0 million. We had lower conference expenses of $18.5 million primarily due to discontinued events. We also had reduced travel and internal meeting charges of $16.7 million and lower personnel costs of about $12.5 million, primarily due to our tight cost controls. The remaining $7.1 million net decrease was spread across a number of other expense categories. Cost of services and product development as a percentage of sales declined by 1 point, to 44% in 2009 from 45% in 2008, primarily due to tight expense controls across our businesses.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") expense decreased by about $38.0 million in 2009, or 7%, compared to 2008, despite increasing our sales force. The impact of foreign currency translation reduced expense by about $18.0 million. We also had lower travel, internal meeting, and recruiting costs of about $19.0 million, again due to our tight cost controls. The remaining net reduction was spread across a number of other expense categories. Excluding the 60 sales associates that joined us from AMR Research and Burton Group, we had 942 quota-bearing sales associates at December 31, 2009, a 2% increase from the prior year end. This additional investment in sales associates resulted in $9.0 million of higher payroll and benefits costs, which was offset by lower G&A charges.

DEPRECIATION expense decreased 2% year-over-year which reflects reduced capital spending during 2009. Capital spending decreased to $15.1 million in 2009 from $24.3 million in 2008, a 38% decline, which reflects the Company's reduced 2009 capital expenditures.

AMORTIZATION OF INTANGIBLES was $1.6 million for both 2009 and 2008.

ACQUISITION AND INTEGRATION CHARGES was $2.9 million in 2009 and zero in 2008. Included is these charges are legal fees and consultant fees in connection with the acquisitions and integration of AMR Research and Burton Group, as well as severance costs related to redundant headcount.

OPERATING INCOME decreased 18% year-over-year, to $134.5 million in 2009 from $164.4 million in 2008. Operating income as a percentage of revenues declined 1 point year-over-year, primarily due to lower profitability in our Consulting and Events segments and the $2.9 million acquisition and integration charge related to AMR Research and Burton Group.

Please refer to the section of this MD&A entitled "Segment Results" below for a further discussion of revenues and results by segment.

INTEREST EXPENSE, NET was $16.0 million in 2009 and $19.3 million in 2008, a 17% decline. The 2009 period includes $1.1 million of expense related to the discontinuance of hedge accounting on an interest rate swap contract (See Note 7 — Debt in the Notes to the Consolidated Financial Statements). Excluding the $1.1 million charge, Interest expense, net would have declined approximately 22% year-over-year. The year-over-year decline is primarily attributable to a reduction in the weighted-average amount of debt outstanding.

OTHER (EXPENSE) INCOME, NET of $(2.9) million in 2009 consisted of net foreign currency exchange losses. The $(0.4) million Other expense in 2008 primarily consisted of a $1.2 million gain related to the settlement of a litigation matter offset by net foreign currency exchange losses.

PROVISION FOR INCOME TAXES on continuing operations was $32.6 million in 2009 as compared to $47.6 million in 2008. The effective tax rate was 28.2% in 2009 and 32.9% in 2008. The lower effective tax rate in 2009 as compared to 2008 is attributable to several items. The most significant of these items include the following: (a) the release of reserves for uncertain tax positions relating to the expiration of statutes of limitation was larger in 2009 than in 2008 while pretax income was lower, and (b) differences relating to the taxability of life insurance contracts year-over-year.

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAXES, includes the results of the Company's Vision Events business, which we sold in early 2008. The $6.7 million of income for 2008 includes a net gain on sale of approximately $7.1 million and a $(0.4) million operating loss.

NET INCOME was $83.0 million in 2009 and $103.9 million in 2008, a decline of $20.9 million or 20%. The decline was primarily driven by the reduced contributions by our three business segments in the 2009 period and to a lesser extent, the $2.9 million acquisition and integration charge we recorded related to AMR Research and Burton Group. These decreases were partially offset by lower SG&A charges, a lower effective income tax rate, and reduced interest expense. Also contributing to the year-over-year decline in net income was the $6.7 million net gain from the sale of the Company's former Vision Events business recorded in the 2008 period.

Basic earnings per share from continuing operations decreased 14% year-over-year. Diluted earnings per share from continuing operations decreased 13% year-over-year.

2008 VERSUS 2007

TOTAL REVENUES for the twelve months ended December 31, 2008 increased $110.6 million, or 9%, compared to the twelve months ended December 31, 2007. Revenues increased across all of our geographic regions and in our Research and Consulting segments. Excluding the favorable effect of foreign currency translation, total revenues for 2008 would have increased 8% over 2007.

An overview of our results by geographic region follows:

- Revenues from sales to United States and Canadian clients increased 9%, to $723.2 million in 2008 from $661.2 million in 2007.
- Revenues from sales to clients in EMEA increased to $430.4 million in 2008 from $403.9 million in 2007, a 7% increase.
- Revenues from sales to clients in our Other International region increased 21%, to $125.4 million in 2008 from $103.3 million in 2007.

An overview of our results by segment follows:

- **Research** revenues increased 14% in 2008 to $781.6 million, compared to $683.4 million in 2007, and comprised approximately 61% and 58% of our total revenues in 2008 and 2007, respectively.
- **Consulting** revenues increased 7% in 2008 to $347.4 million, compared to $325.0 million in 2007, and comprised approximately 27% and 28% of our total revenues in 2008 and 2007, respectively.
- **Events** revenues were $150.1 million in 2008, a decrease of 6% from $160.1 million in 2007, and comprised approximately 12% and 14% of our total revenues in 2008 and 2007, respectively.

Please refer to the section of this MD&A below entitled "Segment Results" for a further discussion of revenues and results by segment.

COST OF SERVICES AND PRODUCT DEVELOPMENT increased $25.6 million year-over-year, or 5%. Excluding the unfavorable impact of foreign exchange, Cost of service and product development would have increased by about 4%.

The year-over-year increase was due to several factors. We had $17.0 million of higher salary, commissions, and other benefit costs, $5.7 million in additional severance and benefits charges related to our fourth quarter reduction in force, and $4.0 million in additional Events fulfillment costs. The impact of foreign currency translation added about $2.1 million of expense. Partially offsetting these higher charges was a decrease of approximately $3.2 million in lower headcount costs, primarily due to our exit from consulting operations in Asia-Pacific in mid-2007.

As a percentage of sales, Cost of services and product development was 45% and 47% in 2008 and 2007 respectively, a decrease of 2 points, which is due to a number of factors. These factors include higher revenues coupled with the inherent operating leverage in our Research business, improved productivity in core Consulting, substantially increased revenues in our higher margin contract optimization business in our Consulting segment, and a continued focus on expense management.

SG&A expense increased by $58.0 million in 2008, or 13%, compared to 2007. The increase in 2008 expense was primarily due to higher investment in our sales organization, severance and benefits charges related to our fourth quarter reduction in force, and increases in other payroll and benefits costs. Growth in our sales organization resulted in approximately $38.0 million of additional payroll and benefits, commissions, and travel expense in 2008 when compared to 2007. We had 928 quota-bearing sales associates as of December 31, 2008, a 15% increase over December 31, 2007. We had $2.8 million in severance and benefits charges related to our fourth quarter 2008 reduction in force, while higher payroll and related benefits costs for our other staff added about $13.0 million in costs. The remaining increase was spread across a number of other cost categories, which was offset to some extent by lower recruiting and stock-based compensation charges.

DEPRECIATION expense increased 7% in 2008, to $25.9 million compared to $24.3 million for the prior year. The increase was primarily due to a change in the mix of investment in capital expenditures.

AMORTIZATION OF INTANGIBLES was $1.6 million in 2008 compared to $2.1 million in 2007. The decrease was due to certain intangibles becoming fully amortized in 2007.

OTHER CHARGES was zero in 2008 and $9.1 million in 2007. The $9.1 million included charges of $8.7 million related to the settlement of litigation and $2.7 million of severance costs related to the Company's exit from consulting operations in Asia. Offsetting these charges was a credit of $2.3 million related to an excess facility which the Company returned to service.

OPERATING INCOME was $164.4 million and $129.5 million in 2008 and 2007, respectively, an increase of $34.9 million, or 27%. Operating income as a percentage of revenues was 13% in 2008 and 11% in 2007, a 2 point increase, which is due to a number of factors, the most significant being the impact from higher revenues in our Research and Consulting businesses. The improved operating margin also reflects our tight focus on expense management, and charges of $9.1 million in 2007 related to the settlement of litigation and other items.

Please refer to the section of this MD&A entitled "Segment Results" below for a further discussion of revenues and results by segment.

INTEREST EXPENSE, NET was $19.3 million and $22.2 million in 2008 and 2007, respectively, a decrease of $2.9 million. The decrease was primarily due to a decline in the weighted-average interest rate on our outstanding debt. The weighted-average interest rate on our debt, including the impact of our interest rate swaps, was 4.8% in 2008 and 6.0% in 2007. The impact of the lower average rate was partially offset by an increase in the weighted-average amount of debt outstanding of approximately $50.0 million during 2008. In 2008 we also had about $0.2 million of additional interest income, as well as a $0.2 million decrease in the amortization of debt issuance costs, both of which are recorded in Interest Expense, net.

OTHER (EXPENSE) INCOME, NET was $(0.4) million in 2008 and $3.2 million in 2007. The $(0.4) million Other expense in 2008 primarily consisted of a $1.2 million gain related to the settlement of a litigation matter offset by net foreign currency exchange losses. The $3.2 million of Other income in 2007 primarily consisted of a $1.8 million gain from the settlement of a claim and net foreign currency exchange gains.

PROVISION FOR INCOME TAXES on continuing operations was $47.6 million in 2008 as compared to $39.8 million 2007. The effective tax rate was 32.9% in 2008 and 36.0% in 2007. The lower effective tax rate in 2008 as compared to 2007 was attributable to several items. The most significant of these items included the following: (a) the Company generated a larger percentage of its income in low tax jurisdictions in 2008 as compared to 2007, and (b) differences relating to the tax impact of repatriated funds in 2008 as compared to 2007.

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAXES, which includes the results of the Company's Vision Events business, was $6.7 million and $2.9 million for 2008 and 2007, respectively. The Company sold the Vision Events business, which had been part of the Company's Events segment, in early 2008. The results for 2008 included a net gain on the sale of approximately $7.1 million and a loss from operations of $(0.4) million.

NET INCOME was $103.9 million and $73.6 million for 2008 and 2007, respectively, an increase of $30.3 million, or 41%.

Basic earnings per share from continuing operations increased $0.34 per share year-over-year. Diluted earnings per share from continuing operations increased $0.33 per share year-over-year.

SEGMENT RESULTS

We evaluate reportable segment performance and allocate resources based on gross contribution margin. Gross contribution is defined as operating income excluding certain Cost of services and product development charges, and SG&A, Depreciation, Acquisition and integration charges, Amortization of intangibles, and Other charges. Gross contribution margin is defined as gross contribution as a percentage of revenues.

We acquired AMR Research on December 18, 2009 and Burton Group on December 30, 2009. The financial results of these businesses are included in the Financial Measurements beginning on their respective dates of acquisition. The results of these businesses were not material to our segment results. Business Measurements exclude data applicable to these businesses.

The following sections present the results of our three segments:

Research

				2009 vs. 2008				2008 vs. 2007
	As Of And For The Twelve Months Ended December 31, 2009	As Of And For the Twelve Months Ended December 31, 2008	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For the Twelve Months Ended December 31, 2008	As Of And For the Twelve Months Ended December 31, 2007	Increase (Decrease)	Percentage Increase (Decrease)
Financial Measurements: (1)								
Revenues (2)	$752,505	$781,581	$ (29,076)	(4)%	$781,581	$683,380	$ 98,201	14%
Gross contribution (2)	$489,862	$495,440	$ (5,578)	(1)%	$495,440	$419,639	$ 75,801	18%
Gross contribution margin	65%	63%	2 points	—	63%	61%	2 points	—
Business Measurements: (3)								
Contract value (2)	$784,443	$834,321	$ (49,878)	(6)%	$834,321	$752,533	$ 81,788	11%
Client retention	78%	82%	(4) points	—	82%	82%	—	—
Wallet retention	87%	95%	(8) points	—	95%	98%	(3) points	—
Exec. program members	3,651	3,733	(82)	(2)%	3,733	3,753	(20)	—

(1) Includes the operating results of AMR Research and Burton Group, which we purchased in December 2009. The results of these businesses were not material to our 2009 segment results.

(2) Dollars in thousands.

(3) Excludes AMR Research and Burton Group.

2009 VERSUS 2008

Research revenues declined 4% year-over-year, but excluding the unfavorable effect of foreign currency translation, Research revenues were down about 1%.

In spite of lower revenues, the Research contribution margin increased 2 points year-over-year. The improved margin was primarily driven by the tight cost controls we have implemented, which resulted in lower costs concentrated in personnel, travel, and internal meetings, and our ability to implement price increases for our products.

Contract value decreased 6% when comparing December 31, 2009 to December 31, 2008, but excluding the impact of foreign currency translation, contract value was down 1% year-over-year.

While down year-over-year, contract value increased $42.0 million in the fourth quarter of 2009, or 6%, one of our highest ever quarterly increases, with growth across all industries, geographies, and client sizes. We believe the increase reflects both improved sales effectiveness as well as an improving economic environment.

2008 VERSUS 2007

Revenue in our Research business was up 14% in 2008, to $781.6 million. We had growth across our entire product portfolio in 2008. Foreign currency translation impact was not significant.

Research gross contribution increased to $495.4 million in 2008 from $419.6 million in 2007, an 18% increase, while the contribution margin increased 2 points, to 63% from 61%. The year-over-year contribution margin improved primarily due to our stronger revenue performance coupled with the operating leverage inherent in our Research business, along with tight expense management.

Contract value was $834.3 million as of December 31, 2008, up 11% from $752.5 million at December 31, 2007. Adjusted for the favorable impact of foreign currency translation, contract value was up approximately 8%.

Consulting

	As Of And For the Twelve Months Ended December 31, 2009	As Of And For the Twelve Months Ended December 31, 2008	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For the Twelve Months Ended December 31, 2008	As Of And For the Twelve Months Ended December 31, 2007	Increase (Decrease)	Percentage Increase (Decrease)
	2009 vs. 2008				2008 vs. 2007			
Financial Measurements: (1)								
Revenues (2)	$286,847	$347,404	$ (60,557)	(17)%	$347,404	$325,030	$ 22,374	7%
Gross contribution (2)	$112,099	$141,395	$ (29,296)	(21)%	$141,395	$128,215	$ 13,180	10%
Gross contribution margin	39%	41%	(2) points	—	41%	39%	2 points	—
Business Measurements: (3)								
Backlog (2)	$ 90,891	$ 97,169	$ (6,278)	(6%	$ 97,169	$121,400	$ (24,231)	(20)%
Billable headcount	442	499	(57)	(11%	499	472	27	6%
Consultant utilization	68%	72%	(4) points	—	72%	69%	3 points	—
Average annualized revenue per billable headcount (2)	$ 435	$ 460	$ (25)	(5)%	$ 460	$ 430	$ 30	7%

(1) Includes the operating results of AMR Research and Burton Group, which we purchased in December 2009. The results of these businesses were not material to our 2009 segment results.

(2) Dollars in thousands.

(3) Excludes AMR Research and Burton Group.

2009 VERSUS 2008

Consulting revenues declined 17% when comparing 2009 with 2008, with the majority of the decline in core consulting, and to a lesser extent, in our SAS and contract optimization businesses. The decline in core consulting was driven by lower headcount, utilization, and billing rates. The decline in revenue in our contract optimization business reflects a large contract received at the end of 2008 which was not repeated in 2009. SAS revenues declined due to approximately 17% fewer fulfilled SAS days. Excluding the unfavorable impact of foreign currency, overall Consulting revenues were down about 15%.

The 2 point decline in the Consulting contribution margin reflects lower revenue in our SAS and contract optimization businesses, which have higher margins than core consulting. To a lesser extent, the decline also reflects lower utilization and billing rates in core consulting.

We ended 2009 with 442 billable consultants, a decline of 11% from the prior year end as we tightly managed resources to match demand. The decline reflects normal attrition as well as the termination of approximately 30 consultants in January 2009 to better align our delivery resources with lower backlog.

Consulting backlog declined 6% year-over-year but increased 7% sequentially in the fourth quarter of 2009 to $90.9 million, as demand for our consulting services was solid in the U.S. while demand in Europe lagged.

2008 VERSUS 2007

Consulting revenues increased year-over-year by $22.4 million, or 7%. Excluding the favorable impact of foreign currency translation, revenues for 2008 were up about 6%. The revenue increase was due to strength in both the core consulting and benchmarking businesses and exceptionally strong results in our contract optimization business. Contributing to the year-over-year revenue increase in our contract optimization business was the completion of one large contract in the fourth quarter of 2008 which resulted in approximately $11.0 million of revenue.

Consulting gross contribution increased by $13.1 million while the gross contribution margin improved by 2 points. These improvements were driven by improved utilization on higher headcount and higher billing rates, and higher revenues in our contract optimization business, which has a higher margin than our core consulting business.

Consulting backlog, which represents future revenues to be recognized from in-process consulting, measurement and SAS, was $97.2 million at December 31, 2008, compared to $121.4 million at December 31, 2007, as bookings slowed in the fourth quarter of 2008 due to the weaker economic environment.

Events

	2009 vs. 2008				2008 vs. 2007			
	As Of And For the Twelve Months Ended December 31, 2009	As Of And For the Twelve Months Ended December 31, 2008	Increase (Decrease)	Percentage Increase (Decrease)	As Of And For the Twelve Months Ended December 31, 2008	As Of And For the Twelve Months Ended December 31, 2007	Increase (Decrease)	Percentage Increase (Decrease)
Financial Measurements: (1)								
Revenues(2)	$100,448	$150,080	$ (49,632)	(33)%	$150,080	$160,065	$ (9,985)	(6)%
Gross contribution(2)	$ 40,945	$ 64,954	$ (24,009)	(37)%	$ 64,954	$ 81,908	$(16,954)	(21)%
Gross contribution margin	41%	43%	(2) points	—	43%	51%	(8) points	—
Business Measurements: (3)								
Number of events	54	70	(16)	(23)%	70	62	(8)	(13)%
Number of attendees	30,610	41,352	(10,742)	(26)%	41,352	44,216	(2,864)	(6)%

(1) Includes the operating results of AMR Research and Burton Group, which we purchased in December 2009. The results of these businesses were not material to our 2009 segment results.

(2) Dollars in thousands.

(3) Excludes AMR Research and Burton Group.

2009 VERSUS 2008

Events revenue was down $49.6 million, or 33% in 2009 due to the impact of discontinued events and a decline in revenue from our on-going events. We held 54 events in 2009, a decline of 16 events compared to the prior year. The 54 events held in 2009 consisted of 51 on-going events and 3 new events. The number of attendees at our 51 on-going events was down 12% while the number of exhibitors was down 31%. Excluding the unfavorable impact of foreign currency, Events revenues were down 32% year-over-year.

Approximately $24.0 million of the revenue decrease was due to 19 discontinued events, including our Spring Symposium, which was a significant event in prior years. We discontinued these events in 2009 in response to the difficult operating environment, with tight travel restrictions and budget cuts at many companies due to the weak economy. We also had a $30.0 million decline in revenue from our 51 on-going events. These declines were slightly offset by approximately $4.0 million in higher revenue from new event launches and other miscellaneous events revenues. The Events contribution margin was down 2 points year-over-year primarily due to lower average attendee and exhibitor revenue at our 51 on-going events.

While the number of attendees was down significantly year-over-year, this trend began to show improvement in the fourth quarter of 2009 with attendance at our on-going events up 2%. We also began to see improvement in exhibitor participation. We believe these trends reflect a loosening of corporate travel budgets, resumed growth in marketing spend by technology companies, and our continuing efforts to increase client retention by enhancing the value and experience that our clients derive from our events.

2008 VERSUS 2007

Events revenues decreased 6% year-over-year, or $10.0 million, reflecting lower revenues from both attendees and exhibitors. Excluding the favorable impact of foreign currency translation, events revenues were down approximately 7% year-over-year. We held 70 events in 2008 compared to 62 events in 2007, with overall attendance down about 6%, to 41,352 in 2008 from 44,216 in 2007.

The 70 events held in 2008 included 59 on-going events and 11 new events. During 2008, the number of exhibitors at our on-going events declined by approximately 13%, while attendance was 38,961 as compared to 42,554 attendees in 2007, an 8% decrease. Average revenue at these on-going events declined slightly for attendees but increased slightly for exhibitors. Revenues from the 11 new events we held in 2008 was only slightly higher than the events we discontinued. The majority of the year-over-year revenue shortfall occurred in our fourth quarter, as travel restrictions, cuts in marketing budgets, and other expense controls at many companies took effect in response to the credit crisis and weakening global economy.

Events gross contribution was $65.0 million in 2008 compared to $81.9 million for 2007, while the year-over-year gross contribution margin declined by 8 points, to 43% from 51%. The decrease in the gross contribution margin was primarily due to lower revenues, higher fulfillment costs, the impact of lower margin new events, and severance charges related to our reduction in force.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations primarily through cash generated from our on-going operating activities. As of December 31, 2009, we had $116.5 million of cash and cash equivalents and $170.0 million of available borrowing capacity under our revolving credit facility (not including the $100.0 million expansion feature). Our cash and cash equivalents are held in numerous locations throughout the world, with approximately 60% held outside the United States as of December 31, 2009.

We repaid $95.3 million of our term loans in 2009, thus reducing the amount of term loans outstanding by about 32%. We paid $104.5 million in cash in December 2009 and $13.1 million in January 2010 for the acquisitions of AMR Research and Burton Group.

We believe that we have adequate liquidity and that the cash we expect to earn from our on-going operating activities, our existing cash balances, and the borrowing capacity we have under our revolving credit facility will be sufficient for our expected short-term and foreseeable long-term operating needs.

The following table summarizes the Company's changes in cash and cash equivalents for the three years ending December 31, 2009:

	2009 vs. 2008			2008 vs. 2007		
	Twelve Months Ended December 31, 2009	Twelve Months Ended December 31, 2008	Dollar Increase (Decrease)	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2007	Dollar Increase (Decrease)
Cash provided by operating activities	$ 161,937	$ 184,350	$ (22,413)	$ 184,350	$148,335	$ 36,015
Cash used by investing activities	(119,665)	(16,455)	(103,210)	(16,455)	(24,136)	7,681
Cash used in financing activities	(73,780)	(119,835)	46,055	(119,835)	(93,695)	(26,140)
Net (decrease) increase	(31,508)	48,060	(79,568)	48,060	30,504	17,556
Effects of exchange rates	7,153	(17,076)	24,229	(17,076)	11,640	(28,716)
Beginning cash and cash equivalents	140,929	109,945	30,984	109,945	67,801	42,144
Ending cash and cash equivalents	$ 116,574	$ 140,929	$ (24,355)	$ 140,929	$109,945	$ 30,984

2009 VERSUS 2008

Operating

Our operating cash flow decreased by 12% in 2009, or $22.4 million. We had a decline of approximately $23.0 million in cash from our core operations, along with $14.5 million more in cash taxes paid and $8.0 million in higher severance payments due to the workforce reduction completed in early January 2009. Partially offsetting the declines were $14.8 million in lower interest payments on our debt, bonus payments, and payments on our excess facilities, and an $8.3 million improvement in working capital. The improved working capital primarily reflects improved cash collection on receivables.

Investing

We used an additional $103.2 million of cash in our investing activities in 2009 due to the $104.5 million of cash used for the acquisitions of AMR Research and Burton Group. We had $15.1 million of capital expenditures in 2009, a decline of 38% compared to the $24.3 million of capital expenditures in 2008. The decline reflects the Company's tight focus on reducing costs. We also realized $7.8 million of cash proceeds in 2008 from the sale of our Vision Events business.

Financing

Cash used in financing activities declined by $46.1 million, primarily due to a significant decline in the use of cash for stock repurchases. Cash used for stock repurchases declined by about $197.1 million. Offsetting the decline in cash used for share repurchases was an increase in the use of cash to repay debt of about $108.7 million and a decline in cash proceeds from option exercises and excess tax benefits from equity compensation of approximately $42.3 million.

2008 VERSUS 2007

Operating

Cash provided by operating activities increased $36.1 million, or 24%, in 2008 compared to 2007. The increase in cash flow from operating activities was primarily due to substantially increased cash from our core operations and improvement in our working capital, which together added approximately $45.0 million in higher operating cash flow. Our working capital improved primarily due to improved collection of receivables. Also contributing to the improved cash flow was $12.0 million in lower cash payments related to severance, excess facilities, and settlement of litigation, and about $2.0 million less in interest paid on our debt as interest rates declined. The improved operating cash flow in 2008 was somewhat offset by higher cash payments for taxes and bonuses of approximately $23.0 million.

Investing

Cash used in investing activities was $16.5 million for the year ended December 31, 2008, compared to cash used of $24.1 million in 2007. We had capital expenditures of $24.3 million in the year ended December 31, 2008, which was offset by net cash proceeds from the sale of our Vision Events business of approximately $7.8 million. We had capital expenditures of $24.2 million in 2007.

Financing

Cash used in financing activities totaled $119.8 million in 2008 compared to cash used of $93.7 million in 2007, an increase in cash used of $26.1 million. The increased use of cash was primarily due to a significantly higher use of cash for stock repurchases in 2008. We used an additional $34.0 million of cash to repurchase our shares in 2008, to $200.8 million in 2008 compared to $166.8 million in 2007. Partially offsetting the additional use of cash used for stock repurchases was an increase of $10.2 million in cash proceeds from stock issued for stock plans, which rose to $44.7 million in 2008 compared to $34.5 million in 2007, driven by higher option exercises.

OBLIGATIONS AND COMMITMENTS

At December 31, 2009, we had $329.0 million outstanding under our Credit Agreement, which provides for two amortizing term loans and a $300.0 million revolving credit facility. The revolving credit facility may be increased up to an additional $100.0 million at our lenders' discretion (the "expansion feature"), for a total revolving credit facility of $400.0 million. However, the $100.0 million expansion feature may or may not be available to us depending upon prevailing credit market conditions.

The term loans are being repaid in consecutive quarterly installments plus a final payment due on January 31, 2012, and may be prepaid at any time without penalty or premium at our option. The revolving loan facility may be borrowed, repaid and reborrowed until January 31, 2012, at which time all amounts borrowed must be repaid. See Note 7 — Debt in the accompanying notes to the consolidated financial statements for additional information regarding the Credit Agreement.

Commitments

The following table presents our contractual cash commitments due after December 31, 2009 (in thousands):

Commitment Type:	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Operating leases (1)	$137,158	$ 33,946	$ 39,309	$19,821	$44,082
Debt outstanding (2)	329,000	77,000	252,000	—	—
Acquisition payables (3)	13,059	13,059	—	—	—
Deferred compensation arrangement (4)	22,996	1,878	3,722	2,518	14,878
Tax liabilities (5)	1,310	1,310	—	—	—
Totals	$503,523	$127,193	$295,031	$22,339	$58,960

(1) The Company leases various facilities, furniture, and computer equipment expiring between 2010 and 2025.

(2) Represent amounts due under the Credit Agreement. Amounts due under the revolver are classified in the 1-3 Years category since the amounts are not contractually due until January 31, 2012.

Interest payments on our outstanding debt are excluded from the amounts payable due to the variable nature of the interest rates and resulting payment amounts. Information regarding current interest rates on the Company's debt is contained in Note 7 — Debt in the Notes to the Consolidated Financial Statements. For the years ended December 31, 2009, 2008 and 2007, cash interest paid on our debt was $13.9 million, $22.4 million, and $24.1 million, respectively.

(3) Includes amounts payable consisting primarily of a portion of the purchase price related to our acquisition of Burton Group on December 30, 2009. These amounts were paid in January 2010.

(4) Represents a liability under the Company's supplemental deferred compensation arrangement. Amounts payable to active employees whose payment date is unknown have been included in the More Than 5 Years category since the Company cannot determine when the amounts will be paid.

(5) Includes interest and penalties. In addition to the $1.3 million liability, approximately $13.8 million of unrecognized tax benefits have been recorded as liabilities, and we are uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits not included in the table, the Company has also recorded a liability for potential interest and penalties of $1.5 million.

QUARTERLY FINANCIAL DATA

The following tables present our quarterly operating results for the two year period ended December 31, 2009:

(In thousands, except per share data)

2009	First	Second	Third	Fourth
Revenues	$273,533	$269,971	$267,469	$328,827
Operating income	34,451	30,761	27,521	41,744
Net income	19,996	17,185	20,067	25,716
Net income per share(1)				
Basic	$ 0.21	$ 0.18	$ 0.21	$ 0.27
Diluted	$ 0.21	$ 0.18	$ 0.21	$ 0.26

(In thousands, except per share data) 2008	First	Second	Third	Fourth
Revenues	$290,099	$343,939	$297,706	$347,321
Operating income	26,330	47,575	34,682	55,781
Net income	21,544	29,900	18,781	33,646
Net income per share (1)				
Basic:				
From continuing operations	$ 0.15	$ 0.32	$ 0.20	$ 0.36
From discontinued operations (2)	0.07	—	—	—
	$ 0.22	$ 0.32	$ 0.20	$ 0.36
Diluted:				
From continuing operations	$ 0.14	$ 0.30	$ 0.19	$ 0.35
From discontinued operations (2)	0.07	—	—	—
	$ 0.21	$ 0.30	$ 0.19	$ 0.35

(1) The aggregate of the four quarters' basic and diluted earnings per common share may not equal the reported full calendar year amounts due to the effects of share repurchases, dilutive equity compensation, and rounding.

(2) The first quarter of 2008 includes $0.07 per share from gain on disposal of discontinued operations.

NEW ACCOUNTING STANDARDS

In January 2010, the FASB issued ASU 2010-6, *Improving Disclosures About Fair Value Measurements*, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

INTEREST RATE RISK

We have exposure to changes in interest rates resulting from the $201.0 million outstanding on our two term loans and $128.0 million outstanding on our revolver as of December 31, 2009. All of these borrowings are floating rate, which may be either prime-based or LIBOR-based. Interest rates under these borrowings include a base rate plus a margin currently between 0.00% and 0.75% on prime borrowings and between .625% and 1.75% on LIBOR-based borrowings.

As of December 31, 2009 the annualized interest rates on the original term loan, the 2008 term loan, and the revolver were 1.0%, 1.26%, and 1.0%, respectively. The rates on the original and 2008 term loans consisted of a three-month LIBOR base rate plus margins of 0.75% and 1.00%, respectively. The rate on the revolver consisted of a one-month LIBOR base rate plus a margin of 0.75%.

We have an interest rate swap contract which effectively converts the floating base rate on the original term loan to a fixed rate. As a result, our exposure to interest rate risk on the original term loan is capped. Including the effect of the interest rate swap, the annualized interest rate on the original term loan was 5.81% as of December 31, 2009.

The Company does not hedge the interest rate risk on the 2008 term loan and the revolver. Accordingly, we are exposed to interest rate risk on this debt. A 25 basis point increase or decrease in interest rates would change pre-tax annual interest expense on the $300.0 million revolver and the $80.0 million outstanding on the 2008 term loan by approximately $1.0 million.

FOREIGN CURRENCY EXCHANGE RISK

We have clients in over 80 countries and as a result we conduct business in numerous currencies other than the U.S dollar. Among the major foreign currencies in which we conduct business are the Euro, the British Pound, the Japanese Yen, the Australian dollar, and the Canadian dollar. Our foreign currency exposure results in both translation risk and transaction risk:

TRANSLATION RISK

We are exposed to foreign currency translation risk since the functional currencies of our foreign operations are generally denominated in the local currency. Translation risk arises since the assets and liabilities that we report for our foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates, and these exchange rates fluctuate over time. These foreign currency translation adjustments are deferred and are recorded as a component of stockholders' equity and do not impact our operating results.

A measure of the potential impact of foreign currency translation on our Consolidated Balance Sheets can be determined through a sensitivity analysis of our cash and cash equivalents. As of December 31, 2009, we had $116.6 million of cash and cash equivalents, of which approximately $70.0 million was denominated in foreign currencies. If foreign exchange rates in comparison to the U.S dollar changed by 10%, the amount of cash and cash equivalents we would have reported on December 31, 2009 would have increased or decreased by approximately $4.0 million.

Our foreign subsidiaries generally operate in a local functional currency that differs from the U.S. dollar. Revenues and expenses in these foreign currencies translate into higher or lower revenues and expenses in U.S. dollars as the U.S. dollar continuously weakens or strengthens against these other currencies. Therefore, changes in exchange rates may affect our consolidated revenues and expenses (as expressed in U.S. dollars) from foreign operations. Historically, this impact on our consolidated earnings has not been material since foreign currency movements in the major currencies in which we operate tend to impact our revenues and expenses fairly equally.

TRANSACTION RISK

We also have foreign exchange transaction risk since we typically enter into transactions in the normal course of business that are denominated in foreign currencies that differ from local functional currencies in which the foreign subsidiaries operate.

We typically enter into foreign currency forward exchange contracts to offset the effects of this foreign currency transaction risk. These contracts are normally short term in duration. Unrealized and realized gains and losses are recognized in earnings. At December 31, 2009, we had 19 foreign currency forward contracts outstanding with a total notional amount of $117.3 million and a net unrealized gain of approximately $0.7 million. All of these contracts matured by the end of January 2010.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of short-term, highly liquid investments classified as cash equivalents, accounts receivable, and interest rate swap contracts. The majority of the Company's cash equivalent investments and its two interest rate swap contracts are with investment grade commercial banks that are participants in the Company's Credit Agreement. Accounts receivable balances deemed to be collectible from customers have limited concentration of credit risk due to our diverse customer base and geographic dispersion.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements for 2009, 2008, and 2007, together with the reports of KPMG LLP, our independent registered public accounting firm, are included herein in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Management conducted an evaluation, as of December 31, 2009, of the effectiveness of the design and operation of our disclosure controls and procedures, (as such term is defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) under the supervision and with the participation of our chief executive officer and chief financial officer. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material Company information required to be disclosed by us in reports filed or submitted under the Act.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Gartner management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Gartner's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment was reviewed with the Audit Committee of the Board of Directors.

Based on its assessment of internal control over financial reporting, management has concluded that, as of December 31, 2009, Gartner's internal control over financial reporting was effective.

The effectiveness of management's internal control over financial reporting as of December 31, 2009 has been audited by KPMG LLP, an independent registered accounting firm, as stated in their report which is included in this Annual Report on Form 10-K in Part IV, Item 15.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required to be furnished pursuant to this item will be set forth under the captions "Proposal One: Election of Directors," "Executive Officers," "Corporate Governance," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Miscellaneous — Available Information" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2010. If the Proxy Statement is not filed with the SEC by April 30, 2010, such information will be included in an amendment to this Annual Report filed by April 30, 2010. See also Item 1. Business — Available Information.

ITEM 11. EXECUTIVE COMPENSATION.

The information required to be furnished pursuant to this item is incorporated by reference from the information set forth under the caption "Executive Compensation" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2010. If the Proxy Statement is not filed with the SEC by April 30, 2010, such information will be included in an amendment to this Annual Report filed by April 30, 2010.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required to be furnished pursuant to this item will be set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement to be filed with the SEC by April 30, 2010. If the Proxy Statement is not filed with the SEC by April 30, 2010, such information will be included in an amendment to this Annual Report filed by April 30, 2010.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required to be furnished pursuant to this item will be set forth under the captions "Transactions With Related Persons" and "Corporate Governance — Director Independence" in the Company's Proxy Statement to be filed with the SEC by April 30, 2010. If the Proxy Statement is not filed with the SEC by April 30, 2010, such information will be included in an amendment to this Annual Report filed by April 30, 2010.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required to be furnished pursuant to this item will be set forth under the caption "Principal Accountant Fees and Services" in the Company's Proxy Statement to be filed with the SEC no later than April 30, 2010. If the Proxy Statement is not filed with the SEC by April 30, 2010, such information will be included in an amendment to this Annual Report filed by April 30, 2010.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) 1. and 2. Consolidated Financial Statements and Schedules

The reports of our independent registered public accounting firm and consolidated financial statements listed in the Index to Consolidated Financial Statements herein are filed as part of this report.

All financial statement schedules not listed in the Index have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

3. Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1a(1)	Restated Certificate of Incorporation of the Company.
3.1b(2)	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company, dated November 27, 2006.
3.2(3)	Bylaws as amended through May 1, 2007.
4.1(1)	Form of Certificate for Common Stock as of June 2, 2005.
4.2(4)	Credit Agreement, dated as of January 31, 2007, among the Company, the several lenders from time to time parties thereto, and JPMorgan Chase Bank, N.A. as administrative agent (the "Credit Agreement").
4.3(12)	First Amendment dated as of April 9, 2008 to the Credit Agreement.
10.1*	Agreement of Merger among Gartner, Inc., Clover Acquisition Corporation and AMR Research, Inc. dated as of November 29, 2009.
10.2(13)	Agreement of Merger among Gartner, Inc., Jasmine Acquisition Corporation and Burton Group, Inc. dated as of December 30, 2009.
10.3(5)	Lease dated December 29, 1994 between Soundview Farms and the Company for premises at 56 Top Gallant Road, 70 Gatehouse Road, and 88 Gatehouse Road, Stamford, Connecticut.
10.4(6)	Lease dated May 16, 1997 between Soundview Farms and the Company for premises at 56 Top Gallant Road, 70 Gatehouse Road, 88 Gatehouse Road and 10 Signal Road, Stamford, Connecticut (amendment to lease dated December 29, 1994, see exhibit 10.3).
10.5(7)+	1991 Stock Option Plan as amended and restated on October 19, 1999.
10.6(8)+	2002 Employee Stock Purchase Plan, as amended and restated effective June 1, 2008.
10.7(1)+	1994 Long Term Stock Option Plan, as amended and restated on October 12, 1999.
10.8(9)+	1999 Stock Option Plan.
10.10(14)+	2003 Long-Term Incentive Plan, as amended and restated on June 4, 2009.
10.11(15)+	2008-1 Amendment to 2003 Long-Term Incentive Plan dated October 28, 2008.
10.12(15)+	2008-2 Amendment to 2003 Long-Term Incentive Plan dated October 28, 2008.
10.13(15)+	Amended and Restated Employment Agreement between Eugene A. Hall and the Company dated as of December 31, 2008.
10.14(10)+	Restricted Stock Agreement by and between Eugene A. Hall and the Company dated November 9, 2005.
10.15(15)+	Company Deferred Compensation Plan, effective January 1, 2009.
10.17(11)+	Form of Stock Appreciation Right Agreement for executive officers.
10.18(11)+	Form of Restricted Stock Unit Agreement for executive officers.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm
24.1	Power of Attorney (see Signature Page).
31.1*	Certification of chief executive officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of chief financial officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed with this document.

\+ Management compensation plan or arrangement.

(1) Incorporated by reference from the Company's Current Report on Form 8-K dated June 29, 2005 as filed on July 6, 2005.

(2) Incorporated by reference from the Company's Current Report on Form 8-K dated November 27, 2006 as filed on November 30, 2006.

(3) Incorporated by reference from the Company's Current Report on Form 8-K dated May 3, 2007 as filed on May 3, 2007.

(4) Incorporated by reference from the Company's Current Report on Form 8-K dated January 31, 2007 as filed on February 6, 2007.

(5) Incorporated by reference from the Company's Annual Report on Form 10-K as filed on December 21, 1995.

(6) Incorporated by reference from the Company's Annual Report on Form 10-K as filed on December 12, 1997.

(7) Incorporated by reference from the Company's Annual Report on Form 10-K filed on December 22, 1999.

(8) Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed on May 8, 2008.

(9) Incorporated by reference from the Company's Form S-8 as filed on February 16, 2000.

(10) Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed on November 9, 2005.

(11) Incorporated by reference from the Company's Current Report on Form 8-K dated February 11, 2010 as filed on February 16, 2010.

(12) Incorporated by reference from the Company's Current Report on Form 8-K dated April 9, 2008 as filed on April 14, 2008.

(13) Incorporated by reference from the Company's Current Report on Form 8-K dated December 30, 2009 as filed on January 5, 2010.

(14) Incorporated by reference from the Company's Proxy Statement (Schedule 14A) as filed on April 21, 2009.

(15) Incorporated by reference from the Company's Annual Report on Form 10-K as filed on February 20, 2009.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GARTNER, INC.
CONSOLIDATED FINANCIAL STATEMENTS

All financial statement schedules have been omitted because the information required is not applicable or is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Gartner, Inc.:

We have audited the accompanying consolidated balance sheets of Gartner, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gartner, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
February 19, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Gartner, Inc.:

We have audited Gartner, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gartner, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 19, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 19, 2010

GARTNER, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31,	
	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 116,574	$ 140,929
Fees receivable, net of allowances of $8,100 and $7,800 respectively	317,598	318,511
Deferred commissions	70,253	52,149
Prepaid expenses and other current assets	53,400	42,935
Total current assets	557,825	554,524
Property, equipment and leasehold improvements, net	52,466	61,869
Goodwill	513,612	398,737
Intangible assets, net	24,113	2,015
Other assets	67,263	75,920
Total assets	$ 1,215,279	$ 1,093,065
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 255,966	$ 219,381
Deferred revenues	437,207	395,278
Current portion of long-term debt	205,000	177,750
Total current liabilities	898,173	792,409
Long-term debt	124,000	238,500
Other liabilities	80,571	83,472
Total liabilities	1,102,744	1,114,381
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock:		
$.01 par value, authorized 5,000,000 shares; none issued or outstanding	—	—
Common stock:		
$.0005 par value, authorized 250,000,000 shares for both periods; 156,234,416 shares issued for both periods	78	78
Additional paid-in capital	590,864	570,667
Accumulated other comprehensive income (loss), net	11,322	(1,741)
Accumulated earnings	509,392	426,428
Treasury stock, at cost, 60,356,672 and 62,353,575 common shares, respectively	(999,121)	(1,016,748)
Total stockholders' equity (deficit)	112,535	(21,316)
Total liabilities and stockholders' equity (deficit)	$ 1,215,279	$ 1,093,065

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,		
	2009	2008	2007
Revenues:			
Research	$ 752,505	$ 781,581	$ 683,380
Consulting	286,847	347,404	325,030
Events	100,448	150,080	160,065
Total revenues	1,139,800	1,279,065	1,168,475
Costs and expenses:			
Cost of services and product development	498,363	572,208	546,569
Selling, general and administrative	477,003	514,994	456,975
Depreciation	25,387	25,880	24,298
Amortization of intangibles	1,636	1,615	2,091
Acquisition and integration charges	2,934	—	—
Other charges	—	—	9,084
Total costs and expenses	1,005,323	1,114,697	1,039,017
Operating income	134,477	164,368	129,458
Interest income	830	3,121	2,912
Interest expense	(16,862)	(22,390)	(25,066)
Other (expense) income, net	(2,919)	(358)	3,193
Income before income taxes	115,526	144,741	110,497
Provision for income taxes	32,562	47,593	39,831
Income from continuing operations	82,964	97,148	70,666
Income from discontinued operations, net of taxes	—	6,723	2,887
Net income	$ 82,964	$ 103,871	$ 73,553
Net income per share:			
Basic:			
Income from continuing operations	$ 0.88	$ 1.02	$ 0.68
Income from discontinued operations	—	.07	.03
	$ 0.88	$ 1.09	$ 0.71
Diluted:			
Income from continuing operations	$ 0.85	$ 0.98	$ 0.65
Income from discontinued operations	—	.07	.03
	$ 0.85	$ 1.05	$ 0.68
Weighted average shares outstanding:			
Basic	94,658	95,246	103,613
Diluted	97,549	99,028	108,328

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME
(IN THOUSANDS)

	Common Stock	Additional Paid-In Capital	Unearned Compensation, Net	Accumulated Other Comprehensive Income (Loss), Net	Accumulated Earnings	Treasury Stock	Total Stockholders' Equity (Deficit)
Balance at December 31, 2006	$78	$544,686	$(2,208)	$ 13,097	$249,004	$ (778,339)	$ 26,318
Comprehensive income:							
Net income	—	—	—	—	73,553	—	73,553
Other comprehensive income:							
Foreign currency translation adjustments	—	—	—	10,570	—	—	10,570
Interest rate swap, net of tax	—	—	—	(2,966)	—	—	(2,966)
Pension unrecognized gain, net of tax	—	—	—	2,940	—	—	2,940
Other comprehensive income				10,544			10,544
Comprehensive income							84,097
Issuances under stock plans	—	(36,210)	—	—	—	73,357	37,147
Excess tax benefits from stock compensation	—	14,759	—	—	—	—	14,759
Purchase of shares for treasury stock	—	—	—	—	—	(169,064)	(169,064)
Stock compensation expense (net of forfeitures)	—	22,419	1,822	—	—	—	24,241
Balance at December 31, 2007	$78	$545,654	$ (386)	$ 23,641	$322,557	$ (874,046)	$ 17,498
Comprehensive income:							
Net income	—	—	—	—	103,871	—	103,871
Other comprehensive loss:							
Foreign currency translation adjustments	—	—	—	(20,497)	—	—	(20,497)
Interest rate swaps, net of tax	—	—	—	(6,060)	—	—	(6,060)
Pension unrecognized gain, net of tax	—	—	—	1,175	—	—	1,175
Other comprehensive loss				(25,382)			(25,382)
Comprehensive income							78,489
Issuances under stock plans	—	(10,128)	—	—	—	55,874	45,746
Excess tax benefits from stock compensation	—	14,831	—	—	—	—	14,831
Purchase of shares for treasury stock	—	—	—	—	—	(198,576)	(198,576)
Stock compensation expense (net of forfeitures)	—	20,310	386	—	—	—	20,696
Balance at December 31, 2008	$78	$570,667	$ —	$ (1,741)	$426,428	$(1,016,748)	$ (21,316)
Comprehensive income:							
Net income	—	—	—	—	82,964	—	82,964
Other comprehensive income:							
Foreign currency translation adjustments	—	—	—	9,088	—	—	9,088
Interest rate swaps, net of tax	—	—	—	3,535	—	—	3,535
Pension unrecognized gain, net of tax	—	—	—	440	—	—	440
Other comprehensive income				13,063			13,063
Comprehensive income							96,027
Issuances under stock plans	—	(6,522)	—	—	—	21,371	14,849
Excess tax benefits from stock compensation	—	653	—	—	—	—	653
Purchase of shares for treasury stock	—	—	—	—	—	(3,744)	(3,744)
Stock compensation expense (net of forfeitures)	—	26,066	—	—	—	—	26,066
Balance at December 31, 2009	$78	$590,864	$ —	$ 11,322	$509,392	$ (999,121)	$ 112,535

See Notes to Consolidated Financial Statements.

GARTNER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31,		
	2009	2008	2007
Operating activities:			
Net income	$ 82,964	$ 103,871	$ 73,553
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of Vision Events business	—	(7,061)	—
Depreciation and amortization of intangibles	27,023	27,495	26,389
Stock-based compensation expense	26,066	20,696	24,241
Excess tax benefits from stock-based compensation expense	(2,392)	(14,831)	(14,759)
Deferred taxes	5,003	2,617	6,740
Amortization and write-off of debt issue costs	1,480	1,222	1,363
Changes in assets and liabilities:			
Fees receivable, net	25,349	20,987	(10,880)
Deferred commissions	(16,750)	(1,403)	(5,266)
Prepaid expenses and other current assets	13,059	(21)	(857)
Other assets	532	2,907	(12,288)
Deferred revenues	5,101	(308)	26,858
Accounts payable, accrued, and other liabilities	(5,498)	28,179	33,241
Cash provided by operating activities	161,937	184,350	148,335
Investing activities:			
Proceeds from sale of Vision Events business	—	7,847	—
Additions to property, equipment and leasehold improvements	(15,142)	(24,302)	(24,136)
Acquisitions (net of cash received)	(104,523)	—	—
Cash used in investing activities	(119,665)	(16,455)	(24,136)
Financing activities:			
Proceeds from terminated interest rate swap	—	—	1,167
Proceeds from stock issued for stock plans	14,822	44,702	34,458
Proceeds from debt issuance	78,000	180,000	525,000
Payments for debt issuance costs	—	(801)	(1,257)
Payments on debt	(165,250)	(157,750)	(501,000)
Purchases of treasury stock	(3,744)	(200,817)	(166,822)
Excess tax benefits from stock-based compensation expense	2,392	14,831	14,759
Cash used by financing activities	(73,780)	(119,835)	(93,695)
Net (decrease) increase in cash and cash equivalents	(31,508)	48,060	30,504
Effects of exchange rates on cash and cash equivalents	7,153	(17,076)	11,640
Cash and cash equivalents, beginning of period	140,929	109,945	67,801
Cash and cash equivalents, end of period	$ 116,574	$ 140,929	$ 109,945
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 13,942	$ 22,380	$ 24,100
Income taxes, net of refunds received	$ 34,438	$ 19,961	$ 3,564

See Notes to Consolidated Financial Statements.

GARTNER, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1 — BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business. Gartner, Inc. is a global information technology research and advisory company founded in 1979 with its headquarters in Stamford, Connecticut. Gartner, Inc. delivers its principal products and services through three business segments: Research, Consulting, and Events.

Basis of presentation. The fiscal year of Gartner, Inc. (the "Company") represents the period from January 1 through December 31. Certain prior year amounts have been reclassified to conform to the current year presentation. When used in these notes, the terms "Company," "we," "us," or "our" mean Gartner, Inc. and its consolidated subsidiaries.

On December 18, 2009, we acquired AMR Research, Inc., and on December 30, 2009, we acquired Burton Group, Inc. (see Note 2 — Acquisitions). The results of these businesses are included in our operating results beginning on their respective dates of acquisition.

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of estimates. The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the valuation of accounts receivable, goodwill, intangible assets, and other long-lived assets, as well as tax accruals and other liabilities. In addition, estimates are used in revenue recognition, income tax expense, performance-based compensation charges, depreciation and amortization, and the allowance for losses. Management believes its use of estimates in the consolidated financial statements to be reasonable.

Management evaluates its estimates on an ongoing basis using historical experience and other factors, including the general economic environment and actions it may take in the future. We adjust such estimates when facts and circumstances dictate. However, these estimates may involve significant uncertainties and judgments and cannot be determined with precision. In addition, these estimates are based on our best judgment at a point in time and as such these estimates may ultimately differ from actual results.

The global credit crisis and economic downturn that began in 2008, volatile foreign currency rates, cuts in travel, marketing and technology budgets, and other external factors have combined to increase the risks and uncertainty inherent in such estimates. These external factors may increase the risks the Company faces in developing estimates in particular relating to the collection of receivables, the achievement of the performance targets on performance-based compensation elements, and the valuation of goodwill. Changes in those estimates resulting from continuing weakness in the economic environment or other factors beyond our control could be material and would be reflected in the Company's financial statements in future periods.

Reclassifications. Effective January 1, 2009, the Company has reclassified certain amounts presented in its Consolidated Statements of Operations, as follows:

"Other" revenues — The Company eliminated its previously reported "Other" revenue line. The "Other" revenue line primarily consisted of fees earned from Research reprints and other miscellaneous products, and these revenues and related expenses are now included in the Research segment. The Company made this change because the "Other" revenue has declined in magnitude, from approximately $10.0 million in 2007, slightly less than 1.0% of total revenues in that year, to about $8.3 million in 2008, about half a percent of total revenues in that year, and this trend is continuing. The revenue decline reflects the Company's decision to discontinue some of these products.

Expense reclassifications — Certain expenses that were formerly classified as Selling, general & administrative expense are now included in Cost of services and product development. These reclassifications reflect changes in the way we service and deliver value to our Research clients and related changes in work responsibilities of certain departments and associates.

Prior periods have been reclassified in order to be consistent with the current period presentation. See Note 16 — Segment Information for additional information.

Codification of accounting standards. On September 30, 2009, the Company adopted SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (the Codification). The Codification combines the previous U.S. GAAP hierarchy which included four levels of authoritative accounting literature distributed among a number of different sources. The Codification does not by itself create new accounting standards but instead reorganizes thousands of pages of existing U.S. GAAP accounting rules into approximately 90 accounting topics.

All existing accounting standard documents are superseded by the Codification and all other accounting literature not included in the Codification is now considered non-authoritative. The Codification explicitly recognizes the rules and interpretive releases of the Securities and Exchange Commission ("SEC") under federal securities laws as authoritative GAAP for SEC registrants. The Codification is now the single source of authoritative nongovernmental accounting standards in the United States. As a result of the Codification, the references to authoritative accounting pronouncements included herein in this Annual Report on Form 10-K now refer to the Codification topic section rather than a specific accounting rule as was past practice.

Subsequent events. The Company has evaluated the potential impact of subsequent events on the consolidated financial statements herein through the date of filing of this Annual Report on Form 10-K.

Revenues. Revenues from research products are deferred and recognized ratably over the applicable contract term. The Company typically enters into annually renewable subscription contracts for research products. Reprint fees are recognized when the reprint is shipped.

The majority of research contracts are billable upon signing, absent special terms granted on a limited basis from time to time. All research contracts are non-cancelable and non-refundable, except for government contracts that may have cancellation or fiscal funding clauses, which have not produced material cancellations to date. With the exception of certain government contracts which permit termination and contracts with special billing terms, it is Company policy to record the entire amount of the contract that is billable as a fee receivable at the time the contract is signed, which represents a legally enforceable claim, and a corresponding amount as deferred revenue. For those government contracts that permit termination, the Company bills the client the full amount billable under the contract but only records a receivable equal to the earned portion of the contract. In addition, the Company only records deferred revenue on these government contracts when cash is received.

Deferred revenue attributable to government contracts was $65.3 million and $61.6 million at December 31, 2009 and 2008, respectively. In addition, at December 31, 2009 and 2008, the Company had not recognized receivables or deferred revenues relating to government contracts that permit termination of $8.3 million and $12.1 million, respectively, which had been billed but not yet collected.

Consulting revenues, primarily derived from consulting, measurement and strategic advisory services (paid one-day analyst engagements), are principally generated from fixed fee or time and materials for discrete projects. Revenues for such projects are recognized as work is delivered and/or services are provided. Unbilled fees receivable associated with consulting engagements were $30.0 million at December 31, 2009 and $35.3 million at December 31, 2008. Revenues related to contract optimization contracts are contingent in nature and are only recognized upon satisfaction of all conditions related to their payment.

Events revenues are deferred and recognized upon the completion of the related symposium, conference or exhibition. In addition, the Company defers certain costs directly related to events and expenses these costs in the period during which the related symposium, conference or exhibition occurs. The Company policy is to defer only those costs, primarily prepaid site and production services costs, which are incremental and are directly attributable to a specific event. Other costs of organizing and producing our events, primarily Company personnel and non-event specific expenses, are expensed in the period incurred. At the end of each fiscal quarter, the Company assesses on an event-by-event basis whether expected direct costs of producing a scheduled event will exceed expected revenues. If such costs are expected to exceed revenues, the Company records the expected loss in the period determined.

The Company maintains an allowance for losses which is composed of a bad debt allowance and a sales reserve. Provisions are charged against earnings, either as a reduction in revenues or an increase to expense. The amount of the allowance for losses is based on historical loss experience, aging of outstanding receivables, an assessment of current economic conditions and the financial health of specific clients.

Cost of services and product development. Includes costs incurred in the creation and delivery of products and services.

Selling, general and administrative ("SG&A"). SG&A expense includes direct and indirect selling costs and general and administrative costs.

Commission expense. The Company records the commission obligation related to research contracts upon the signing of the contract and amortizes the corresponding deferred commission expense over the contract period in which the related revenues are earned. The Company records commission expense in SG&A in the Consolidated Statements of Operations.

Stock-based compensation expense. The Company accounts for stock-based compensation in accordance with FASB ASC Topics 505 and 718, as interpreted by SEC Staff Accounting Bulletins No. 107 ("SAB No. 107") and No. 110 ("SAB No. 110"). Stock-based compensation cost is based on the fair value of the award on the date of grant, which is expensed over the related service period, net of estimated forfeitures. The service period is the period over which the employee performs the related services, which is normally the same as the vesting period. The Company records this expense in both Cost of services and product development and SG&A in the Consolidated Statements of Operations.

During 2009, 2008, and 2007, the Company recognized $26.1 million, $20.7 million, and $24.2 million, respectively, of stock-based compensation expense (see Note 10 — Stock-Based Compensation).

Income tax expense. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to taxable income for that year and the net changes during the year in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized based on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. We credit additional paid-in capital for realized tax benefits arising from stock transactions with employees. The tax benefit on a nonqualified stock option is equal to the tax effect of the difference between the market price of Common Stock on the date of exercise and the exercise price.

Sales taxes. Sales tax collected from customers remitted to governmental authorities is presented on a net basis in the Consolidated Statements of Operations.

Cash and cash equivalents. All highly liquid investments with original maturities of three months or less are classified as cash equivalents. The carrying value of these investments approximates fair value based upon their short-term maturity. Investments with maturities of more than three months are classified as marketable securities. Interest earned on investments is classified in Interest income in the Consolidated Statements of Operations.

Property, equipment and leasehold improvements. The Company leases all of its facilities and certain equipment. These leases are all classified as operating leases in accordance with FASB ASC Topic 840. The cost of these operating leases, including any contractual rent concessions, contractual rent increases, and landlord incentives, are recognized ratably over the life of the related lease agreement. Lease expense was $22.5 million in both 2009 and 2008 and $23.8 million in 2007.

Equipment, leasehold improvements, and other fixed assets owned by the Company are recorded at cost less accumulated depreciation and amortization and are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the related leases. Property, equipment and leasehold improvements, less accumulated depreciation and amortization consist of the following (in thousands):

	Useful Life (Years)	December 31, 2009	December 31, 2008
Computer equipment and software	2 - 7	$ 118,487	$ 123,970
Furniture and equipment	3 - 8	32,183	34,220
Leasehold improvements	2 - 10	46,945	49,110
		197,615	207,300
Less — accumulated depreciation and amortization		(145,149)	(145,431)
		$ 52,466	$ 61,869

The Company also capitalizes certain development costs incurred to develop internal use software in accordance with FASB ASC Topic 350. At December 31, 2009 and 2008, capitalized development costs for internal use software were $16.1 million and $19.6 million, respectively, net of accumulated amortization of $20.4 million and $18.9 million, respectively. Amortization of capitalized internal software development costs, which is classified in Depreciation in the Consolidated Statements of Operations, totaled $8.3 million, $7.4 million, and $6.5 million during 2009, 2008, and 2007, respectively.

The Company had total depreciation expense of $25.4 million, $25.9 million, and $24.3 million in 2009, 2008, and 2007, respectively.

Intangible assets. Intangible assets are amortized using the straight-line method over their expected useful lives. Intangible assets subject to amortization include the following (in thousands):

December 31, 2009	Content	Trade Name	Customer Relationships	Noncompete Agreements	Total
Gross cost (1)	$10,634	$5,758	$14,910	$ 416	$31,718
Accumulated amortization	—	—	(7,315)	(290)	(7,605)
Net	$10,634	$5,758	$ 7,595	$ 126	$24,113

December 31, 2008	Customer Relationships	Noncompete Agreements	Total
Gross cost	$ 7,700	$ 278	$ 7,978
Accumulated amortization	(5,775)	(188)	(5,963)
Net	$ 1,925	$ 90	$ 2,015

(1) Includes $23.6 million of purchased intangibles related to the acquisitions of AMR, Research, Inc. and Burton Group, Inc. in December 2009. See Note 2 — Acquisitions for additional information.

Intangible assets will be amortized against earnings over the following period:

	Useful Life (Years)
Content	1.5
Trade Name	5
Customer Relationships	4
Noncompete agreements	2-5

Aggregate amortization expense related to intangible assets was $1.6 million, $1.6 million, and $2.1 million for 2009, 2008, and 2007, respectively.

The estimated future amortization expense by year from purchased intangibles is as follows (in thousands):

2010	$10,541
2011	6,530
2012	2,958
2014	2,958
2015 and thereafter	1,126
	$24,113

Goodwill. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and identifiable intangible net assets acquired. The evaluation of goodwill is performed in accordance with FASB ASC Topic 350, which requires an annual assessment of potential goodwill impairment at the reporting unit level. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. The fair value of reporting units is estimated using discounted cash flows, market multiples, and other valuation techniques.

The following table presents changes to the carrying amount of goodwill by reporting segment during the two years ended December 31, 2009 (in thousands):

	Research	Consulting	Events	Total
Balance, January 1, 2008 (1)	$291,281	$ 88,425	$36,475	$416,181
Purchase accounting adjustments (2)	(520)	—	—	(520)
Foreign currency translation adjustments	(10,600)	(4,377)	(107)	(15,084)
Divestitures (3)	—	—	(1,840)	(1,840)
Balance, December 31, 2008	$280,161	$ 84,048	$34,528	$398,737
Foreign currency translation adjustments	4,386	1,434	73	5,893
Additions due to acquisitions (4)	86,083	15,262	7,637	108,982
Balance, December 31, 2009	$370,630	$100,744	$42,238	$513,612

(1) The Company has not recorded charges for goodwill impairment since the adoption of the current goodwill impairment rules on January 1, 2002. Accordingly, the Company considers the goodwill amount as of January 1, 2008 to be the gross amount of goodwill.

(2) The Company reduced Research goodwill by $0.5 million due to a tax purchase accounting adjustment related to the acquisition of META Group, Inc. in 2005. The adjustment related to the utilization or anticipated utilization of net operating losses for which a valuation was recorded at the acquisition date.

(3) The Company reduced Events segment goodwill by $1.8 million related to the sale of its Visions Events business in February 2008 (see Note 3 — Discontinued Operations).

(4) The Company recorded $109.0 million of goodwill related to the acquisitions of AMR Research, Inc. and Burton Group, Inc. in December 2009 (see Note 2 — Acquisitions).

Impairment of long-lived assets and intangible assets. The Company reviews long-lived assets and intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the respective asset may not be recoverable. Such evaluation may be based on a number of factors including current and projected operating results and cash flows, changes in management's strategic direction as well as other economic and market variables. The Company's policy regarding long-lived assets and intangible assets other than goodwill is to evaluate the recoverability of these assets by determining whether the balance can be recovered through undiscounted future operating cash flows. Should events or circumstances indicate that the carrying value might not be recoverable based on undiscounted future operating cash flows, an impairment loss would be recognized. The amount of impairment, if any, is measured based on the difference between projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds and the carrying value of the asset.

Pension obligations. The Company has defined-benefit pension plans in several of its international locations (see Note 15 — Employee Benefits). Benefits earned under these plans are based on years of service and level of employee compensation. The Company accounts for material defined benefit plans in accordance with the requirements of FASB ASC Topic 715. The Company determines the pension obligations and related benefit expense for these plans through actuarial assumptions and valuations. The Company recognized $2.2 million, $2.2 million, and $2.7 million of expense for these plans in 2009, 2008, and 2007, respectively. The Company classifies pension expense in SG&A in the Consolidated Statements of Operations.

Foreign currency exposure. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded as foreign currency translation adjustments, a component of Accumulated Other Comprehensive Income (Loss), net within the Stockholders' equity section of the Consolidated Balance Sheets. Income and expense items are translated at average exchange rates for the year.

Currency transaction gains or losses arising from transactions denominated in currencies other than the functional currency of a subsidiary are included in results of operations within Other income (expense), net within the Consolidated Statements of Operations. Net currency transaction (losses) gains were $(3.6) million, $(0.9) million, and $4.1 million in 2009, 2008, and 2007, respectively.

We may enter into foreign currency forward exchange contracts to offset the effects of adverse fluctuations in foreign currency exchange rates. These contracts generally have a short duration and are recorded at fair value with unrealized and realized gains and losses recorded in Other income (expense). The net gain (loss) from these contracts was $0.7 million, $(0.6) million, and $(3.0) million for 2009, 2008, and 2007, respectively.

Fair value disclosures. The Company's fair value disclosures are included in Note 14 — Fair Value Disclosures.

Concentrations of credit risk. Items that potentially subject the Company to concentration of credit risk at December 31, 2009 consist primarily of short-term, highly liquid investments classified as cash equivalents, accounts receivable, interest rate swaps, and a pension reinsurance asset. The majority of the Company's cash equivalent investments and its two interest rate swap contracts are with investment grade commercial banks that are participants in the Company's Credit Agreement. Accounts receivable balances deemed to be collectible from customers have limited concentration of credit risk due to our diverse customer base and geographic dispersion. The Company's pension reinsurance asset is maintained with a large international insurance company that was rated investment grade as of December 31, 2009.

Stock repurchase programs. The Company records the cost to repurchase its own shares to treasury stock. During 2009, 2008 and 2007, the Company recorded $3.7 million, $198.6 million, and $169.1 million, respectively, of stock repurchases (see Note 9-Equity). Shares repurchased by the Company are added to treasury shares and are not retired.

Recent accounting developments. In January 2010, the FASB issued ASU 2010-6, *Improving Disclosures About Fair Value Measurements*, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010.

2—ACQUISITIONS

The Company acquired two businesses in December 2009:

AMR Research, Inc.

On December 18, 2009, the Company acquired all of the outstanding shares of AMR Research, Inc. ("AMR Research"), a privately-owned, Boston-based firm with 170 employees, for approximately $63.0 million in cash. AMR is a leading authority on global supply chain and supporting technologies. AMR offers operations and technology executives of manufacturing and retail companies an integrated set of services, including written research, access to research analysts, peer networking through its forum advisory services, consulting and participation at its executive conferences. Gartner's strategic objective in acquiring AMR is to leverage Gartner's scale and worldwide distribution capability and sell AMR's suite of research, consulting, and events offerings to Gartner's much larger client base with supply chain technology concerns, as well as introduce AMR's supply chain clients to Gartner's suite of products. The combination is also expected to drive operational efficiencies and cost savings.

Burton Group, Inc.

On December 30, 2009, the Company acquired all of the outstanding shares of Burton Group, Inc. ("Burton Group"), a privately-owned Utah-based firm with 120 employees, for approximately $55.0 million in cash. Burton Group is a leading research and advisory services firm that focuses on providing practical, technically in-depth advice to front-line IT professionals. Gartner's strategic objective in acquiring Burton Group is to expand Gartner's product and service offerings and to leverage Gartner's scale and worldwide distribution capability to sell Burton Group's suite of research, consulting, and events offerings to Gartner's much larger client base. The combination is also expected to drive operational efficiencies and cost savings.

Operating Results

The Company's consolidated financial statements include the operating results of these acquisitions beginning with their respective dates of acquisition, which was not material to the Company's 2009 results. The Company recorded $2.9 million of pre-tax acquisition and integration charges related to these businesses for the year ended December 31, 2009, which is classified in Acquisition and integration expense in the Consolidated Statements of Operations. Included in these charges are legal fees and consultant fees in connection with the acquisition and integration, as well as severance costs related to redundant headcount.

The Company's acquisitions of AMR Research and Burton Group were not considered material individually or in the aggregate, and as a result pro forma financial statements are not presented. However, on a pro forma basis, had the acquisitions of these businesses occurred on January 1, 2007, the Company would have recorded approximately $72.0 million, $79.0 million, and $67.0 million of additional revenues in 2007, 2008, and 2009, respectfully, while the impact to the Company's consolidated operating income and net income for those years would not have been material.

Purchase Price Allocation

Gartner utilized its existing cash on hand and availability under its revolving credit facility to fund the acquisitions. The final acquisition costs are subject to certain post-closing and other adjustments. The acquisitions are being accounted for under the acquisition method in accordance with FASB ASC Topic 805, *Business Combination,* which requires the consideration paid to be allocated to the net assets and liabilities acquired based on their estimated fair values as of the acquisition date. Any excess of the purchase price over the estimated fair value of the net assets acquired, including identifiable intangible assets, was allocated to goodwill.

The Company considers its allocation of the respective purchase prices to be preliminary, particularly with respect to the valuation of intangibles and certain tax related items. In accordance with existing accounting rules, a final determination of the purchase price allocation must be made within one year of the acquisition dates. The following table represents the aggregate preliminary purchase price allocation to the assets acquired and liabilities assumed for the two acquisitions (dollars in thousands):

Assets:	
Fees receivable, net	$ 16,919
Prepaid expenses and other current assets	19,015
Property, equipment, and leasehold improvements, net	2,666
Intangible assets:	
Trade name	5,758
Content	10,634
Customer relationships	7,210
Total intangible assets	23,602
Goodwill	108,983
Other assets	1,014
Total assets	$172,199
Liabilities:	
Accounts payable and accrued liabilities	$ 27,175
Deferred revenues	26,402
Other liabilities	1,045
Total liabilities	$ 54,622

Of the total $109.0 million recorded in goodwill, $86.1 million, $15.3 million, and $7.6 million has been allocated to the Research, Consulting, and Events segments, respectively. The Company believes the recorded goodwill is supported by the anticipated revenues and synergies in general and administrative costs. The preliminary purchase price allocation includes an estimate of the fair value of the cost to fulfill the deferred revenue obligations which was determined by estimating the costs to provide the services plus a normal profit margin, and did not include any costs associated with selling efforts. The preliminary amount that is expected to be deductible for tax purposes is approximately $55.4 million.

In connection with the acquisitions, the Company has received contractual indemnifications from the selling shareholders for certain pre-acquisition liabilities of the acquired companies. The Company estimates these liabilities at approximately $6.1 million. In accordance with FASB ASC Topic 805, the Company has recorded a $6.1 million receivable in Prepaid expenses and other current assets and a $6.1 million liability in Accrued liabilities, which are included in the purchase price allocation table above. The Company believes the indemnification assets are fully collectible since a portion of the sale proceeds have been escrowed pending resolution of the liabilities.

3—DISCONTINUED OPERATIONS

In early 2008 the Company sold its Vision Events business, which had been part of the Company's Events segment, for $11.4 million in cash. In accordance with FASB ASC Topic 205, the operating results of the Vision Events business have been reported separately as a discontinued operation for 2008 and 2007. The Vision Events business generated revenues of zero and $20.7 million in 2008 and 2007, respectively, and had an operating (loss) income of $(0.3) million and $2.9 million in 2008 and 2007, respectively.

The Company realized net cash proceeds from the sale of $7.8 million and recorded a net gain on the sale of approximately $7.1 million after deducting direct costs to sell, a charge of $1.8 million of Events segment goodwill, and related tax charges. The gain is recorded in Income from discontinued operations in the Consolidated Statements of Operations.

The goodwill charge was recorded in accordance with FASB ASC Topic 350, which requires an allocated portion of goodwill to be included in the gain or loss on disposal of a portion of a reporting unit. The assets and liabilities of the Vision Events business that were included in the sale were not material to the Company's Consolidated Balance Sheet or Consolidated Statements of Cash Flows.

4—OTHER CHARGES

The Company recorded Other charges of $0 in both 2009 and 2008 and $9.1 million in 2007.

Other charges of $9.1 million recorded in 2007 included charges of $8.7 million related to a litigation settlement and $2.7 million related to our decision to exit consulting operations in Asia. Offsetting these charges was a credit of $2.3 million related to an excess facility that was returned to service.

The following table summarizes the activity related to restructuring costs recorded as Other Charges in the Consolidated Statements of Operations (in thousands):

	Workforce Reduction Costs	Excess Facilities Costs	Asset Impairments and Other	Total
Accrued liability at December 31, 2006	$ 681	$15,030	$ —	$ 15,711
Charges during 2007	2,682	—	8,681	11,363
Adjustment for excess facility	—	(2,280)	—	(2,280)
Currency translation and reclassifications	(156)	164	—	8
Payments	(2,871)	(5,138)	(8,681)	(16,690)
Accrued liability at December 31, 2007	$ 336	$ 7,776	$ —	$ 8,112
Charges during 2008	—	—	—	—
Currency translation and reclassifications	(114)	—	—	(114)
Payments	(222)	(4,117)	—	(4,339)
Accrued liability at December 31, 2008	$ —	$ 3,659	$ —	$ 3,659
Charges during 2009	—	—	—	—
Currency translation and reclassifications	—	—	—	—
Payments	—	(2,856)	—	(2,856)
Accrued liability at December 31, 2009(1),(2)	$ —	$ 803	$ —	$ 803

(1) The $0.8 million liability for excess facilities represents the present value of the estimated remaining lease payments less projected sublease income. Accretion expense related to the obligations is charged against earnings.

(2) Costs for excess facilities will be paid as the leases expire through 2011. The Company intends to fund these payments from existing cash.

5—OTHER ASSETS

Other assets consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Security deposits	$ 3,545	$ 2,796
Debt issuance costs	1,384	2,376
Benefit plan related assets	30,903	23,095
Non-current deferred tax assets	29,527	46,378
Other	1,904	1,275
Total other assets	$67,263	$75,920

6—ACCOUNTS PAYABLE, ACCRUED, AND OTHER LIABILITIES

Accounts payable and accrued liabilities consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Accounts payable	$ 14,312	$ 12,130
Payroll, employee benefits, severance	63,600	58,840
Bonus payable	53,264	45,040
Commissions payable	39,705	33,797
Taxes payable	17,693	29,508
Acquisition payables (1)	13,059	—
Rent and other facilities costs	9,666	6,575
Professional and consulting fees	4,112	4,007
Other accrued liabilities	40,555	29,484
Total accounts payable and accrued liabilities	$255,966	$219,381

(1) Includes amounts payable consisting primarily of a portion of the purchase price related to our acquisition of Burton Group on December 30, 2009. These amounts were paid in January 2010.

Other liabilities consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Non-current deferred revenue	$ 3,912	$ 1,913
Long-term taxes payable	15,064	15,386
Benefit plan-related liabilities	37,977	30,098
Other	23,618	36,075
Total other liabilities	$80,571	$83,472

7—DEBT

Credit Agreement

The Company has a Credit Agreement dated as of January 31, 2007 that provides for a $300.0 million revolving credit facility and a five-year, $180.0 million term loan (the "original term loan"). On April 9, 2008, the Company entered into a First Amendment (the "First Amendment") with the lenders to the Credit Agreement, which provided for a new $150.0 million term loan (the "2008 term loan"). The revolving credit facility may be increased up to an additional $100.0 million at the discretion of the Company's lenders (the "expansion feature"), for a total revolving credit facility of $400.0 million. However, the $100.0 million expansion feature may or may not be available to the Company depending upon prevailing credit market conditions. To date the Company has not sought to borrow under the expansion feature.

The following table provides information regarding amounts outstanding under the Company's Credit Agreement:

Description:	Amount Outstanding December 31, 2008 (In thousands)	Amount Outstanding December 31, 2009 (In thousands)	Annualized Effective Interest Rate December 31, 2009(2)
Original Term Loan (1)	$157,500	$126,000	5.81%
2008 Term Loan (1)	138,750	75,000	1.26%
Revolver (3)	120,000	128,000	1.00%
Total	$416,250	$329,000	

(1) During 2009 the Company repaid $31.5 million of the original term loan and $23.8 million of the 2008 term loan pursuant to the loan amortization schedules. In addition, the Company prepaid $40.0 million of the 2008 term loan on September 30, 2009.

(2) The rate on the original term loan consisted of the interest rate swap rate (see below) plus a margin of 0.75%. The rate on the 2008 term loan consisted of a three-month LIBOR base rate plus a margin of 1.00%, while the revolver consisted of a one-month LIBOR base rate plus a margin of 0.75%.

(3) The Company had approximately $170.0 million of available borrowing capacity on the revolver (not including the expansion feature) as of December 31, 2009.

Borrowings under the Credit Agreement carry interest rates that are either prime-based or Libor-based. Interest rates under these borrowings include a base rate plus a margin between 0.00% and 0.75% on Prime-based borrowings and between 0.625% and 1.75% on Libor-based borrowings. Generally, the Company's borrowings are Libor-based. The revolving loans may be borrowed, repaid and reborrowed until January 31, 2012, at which time all amounts borrowed must be repaid. The revolver borrowing capacity is reduced for both amounts outstanding under the revolver and for letters of credit.

The original term loan will be repaid in 18 consecutive quarterly installments which commenced on September 30, 2007, with the final payment due on January 31, 2012, and may be prepaid at any time without penalty or premium at the option of the Company. The 2008 term loan is co-terminus with the original 2007 term loan under the Credit Agreement and will be repaid in 16 consecutive quarterly installments which commenced June 30, 2008, plus a final payment due on January 31, 2012, and may be prepaid at any time without penalty or premium at the option of Gartner.

The Credit Agreement contains certain customary restrictive loan covenants, including, among others, financial covenants requiring a maximum leverage ratio, a minimum fixed charge coverage ratio, and a minimum annualized contract value ratio and covenants limiting Gartner's ability to incur indebtedness, grant liens, make acquisitions, be acquired, dispose of assets, pay dividends, repurchase stock, make capital expenditures, and make investments. The Company was in full compliance with its financial covenants as of December 31, 2009, after giving effect to the acquisitions. A failure to comply with these covenants in the future could result in acceleration of all amounts outstanding under the Credit Agreement, which would materially impact our financial condition unless accommodations could be negotiated with our lenders.

Interest Rate Swap Contracts

The Company has two interest rate swap contracts:

Swap designated as a hedge

The Company has an interest rate swap contract that hedges the base interest rate risk on its original term loan. The effect of the swap is to convert the floating base rate on the term loan to a fixed rate. Under the swap terms, the Company pays a fixed rate of 5.06% on the original term loan and in return receives a three-month LIBOR rate. The three-month LIBOR rate received on the swap matches the base rate paid on the term loan since the Company optionally selects a three-month LIBOR rate on the term loan. The notional amount of the interest rate swap declines over time and constantly matches the outstanding amount of the term loan. Other critical terms of the swap and the term loan also match.

The Company accounts for the interest rate swap on its original term loan as a cash flow hedge in accordance with FASB ASC Topic 815. Since the swap is hedging the forecasted interest payments on the term loan and qualifies as a cash flow hedge, changes in the fair value of the swap are recorded in Other comprehensive income as long as the swap continues to be a highly effective hedge of the base interest rate risk on the term loan. Any ineffective portion of change in the fair value of the hedge is recorded in earnings. At December 31, 2009, there was no ineffective portion of the hedge. The interest rate swap had a negative fair value of approximately $6.6 million at December 31, 2009, which is recorded in Other comprehensive income, net of tax effect.

Swap not designated as a hedge

On September 30, 2009, the Company discontinued hedge accounting on an interest rate swap contract that previously hedged the 2008 term loan. In addition, on the same date the Company prepaid $40.0 million of the outstanding amount of the 2008 term loan.

The interest rate swap had a negative fair value of $3.3 million as of September 30, 2009. In accordance with the hedge accounting rules in FASB ASC Topic 815, the $3.3 million was recorded in Other comprehensive income, net of tax effect, as a deferred loss. However, because of the $40.0 million loan prepayment, the Company reclassified $1.1 million of the deferred loss from Other comprehensive income to Interest expense, net. The remaining $2.2 million deferred loss in Other comprehensive income as of September 30, 2009, will be amortized to interest expense through maturity of the 2008 term loan. The 2008 term loan matures in January 2012. For the three months ended December 31, 2009, the Company reclassified approximately $0.4 million of the deferred loss in Other comprehensive income to interest expense.

Letters of Credit

The Company issues letters of credit and related guarantees in the ordinary course of business. At December 31, 2009, the Company had outstanding letters of credit and guarantees of approximately $2.5 million.

8—COMMITMENTS AND CONTINGENCIES

The Company leases various facilities, furniture, and computer equipment under operating lease arrangements expiring between 2010 and 2026. The future minimum annual cash payments under non-cancelable operating lease agreements at December 31, 2009, are as follows (in thousands):

Year ended December 31,	
2010	$ 33,946
2011	23,344
2012	15,965
2013	11,554
2014	8,267
Thereafter	44,082
Total minimum lease payments (1)	$137,158

(1) Excludes approximately $5.5 million of contractual sublease rental income.

We are involved in legal proceedings and litigation arising in the ordinary course of business. We believe that the potential liability, if any, in excess of amounts already accrued from all proceedings, claims and litigation will not have a material effect on our financial position or results of operations when resolved in a future period.

The Company has various agreements that may obligate us to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which we customarily agree to hold the other party harmless against losses arising from a breach of representations related to such matters as title to assets sold and licensed or certain intellectual property rights. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of the Company's obligations and the unique facts of each particular agreement. Historically, payments made by us under these agreements have not been material. As of December 31, 2009, we did not have any indemnification agreements that would require material payments.

The Company received cash proceeds of $1.2 million in 2008 related to the settlement of a litigation matter which was recorded as a gain in Other (expense) income, net in the Consolidated Statements of Operations.

9—EQUITY

Capital stock. Holders of Gartner's Common Stock, par value $.0005 per share ("Common Stock") are entitled to one vote per share on all matters to be voted by stockholders. The Company does not currently pay cash dividends on its Common Stock. Also, our credit arrangement contains a negative covenant which may limit our ability to pay dividends.

The following table summarizes transactions relating to Common Stock for the three years' ending December 31, 2009:

	Issued hares	Treasury Stock Shares
Balance at December 31, 2006	156,234,416	52,169,591
Issuances under stock plans	—	(3,353,421)
Purchases for treasury	—	8,386,490
Balance at December 31, 2007	156,234,416	57,202,660
Issuances under stock plans	—	(4,568,658)
Purchases for treasury	—	9,719,573
Balance at December 31, 2008	156,234,416	62,353,575
Issuances under stock plans	—	(2,302,935)
Purchases for treasury	—	306,032
Balance at December 31, 2009	156,234,416	60,356,672

Share repurchase programs. The Company has a $250.0 million authorized stock repurchase program, of which $78.6 million remained available as of December 31, 2009. Repurchases are made from time-to-time through open market purchases and are subject to the availability of stock, prevailing market conditions, the trading price of the stock, the Company's financial performance and other conditions. Repurchases are also made from time-to-time in connection with the settlement of shared-based compensation awards. Repurchases may be funded from cash flow from operations and borrowings under the Company's Credit Agreement.

During 2009, 2008, and 2007, the Company recorded $3.7 million, $198.6 million, and $169.1 million, respectively, of Common Stock repurchases. Included in the 2008 total was $26.9 million for shares repurchased directly from Silver Lake Partners and affiliates (collectively, "Silver Lake").

Secondary Offering. On December 14, 2009, Silver Lake sold 7,960,641 shares of Common Stock in a secondary offering, which represented its entire remaining holdings in the Common Stock. The Company did not receive any of the proceeds from the sale of these shares. Additionally, in conjunction with the sale, the Amended and Restated Securityholders Agreement, dated as of July 12, 2002, between the Company and Silver Lake, pursuant to which Silver Lake was entitled to designate two board members and to certain consent rights, was terminated with the exception of certain indemnification rights.

10—STOCK-BASED COMPENSATION

The Company grants stock-based compensation awards as an incentive for employees and directors to contribute to the Company's long-term success. The Company's stock compensation awards include stock-settled stock appreciation rights, restricted stock, service- and performance-based restricted stock units, common stock equivalents, and stock options. At December 31, 2009, the Company had approximately 7.4 million shares of Common Stock available for awards of stock-based compensation under its 2003 Long-Term Incentive Plan, which includes 4.0 million additional shares approved by stockholders at the Company's 2009 Annual Meeting of Stockholders.

The Company accounts for stock-based compensation in accordance with FASB ASC Topics 505 and 718, as interpreted by SAB No. 107 and SAB No. 110. Stock-based compensation expense is based on the fair value of the award on the date of grant, which is recognized over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period.

Determining the appropriate fair value model and calculating the fair value of stock compensation awards requires the input of certain highly complex and subjective assumptions, including the expected life of the stock compensation awards and the Company's Common Stock price volatility. In addition, determining the appropriate amount of associated periodic expense requires management to estimate the amount of employee forfeitures and the likelihood of the achievement of certain performance targets. The assumptions used in calculating the fair value of stock compensation awards and the associated periodic expense represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and the Company deems it necessary in the future to modify the assumptions it made or to use different assumptions, or if the quantity and nature of the Company's stock-based compensation awards changes, then the amount of expense may need to be adjusted and future stock compensation expense could be materially different from what has been recorded in the current period.

The Company recognized the following amounts of stock-based compensation expense (in millions) for the years ended December 31:

Award type:	2009	2008	2007
Restricted stock	$ —	$ 0.4	$ 1.8
Restricted stock units (RSUs)	21.3	14.8	13.7
Common stock equivalents (CSEs)	0.4	0.4	0.5
Stock appreciation rights (SARs)	4.4	3.2	2.4
Options	—	1.9	5.8
Total (1)	$26.1	$20.7	$24.2

(1) Includes $1.9 million, $1.3 million, and $0.9 million in 2009, 2008, and 2007, respectively, for charges related to retirement-eligible employees.

Stock-based compensation (in millions) was recognized in the Consolidated Statements of Operations for the years ended December 31 as follows:

Amount recorded in:	2009	2008	2007
Costs of services and product development	$12.6	$ 9.6	$10.8
Selling, general, and administrative	13.5	11.1	13.4
Total stock-based compensation expense	$26.1	$20.7	$24.2

As of December 31, 2009, the Company had $41.5 million of total unrecognized stock-based compensation cost, which is expected to be recognized as stock-based compensation expense over the remaining weighted-average service period of approximately 2 years. Currently, the Company issues treasury shares upon the exercise, release or settlement of stock-based compensation awards.

Stock-Based Compensation Awards

The following disclosures provide information regarding the Company's stock-based compensation awards, all of which are classified as equity awards:

Stock Appreciation Rights

Stock-settled stock appreciation rights ("SARs") are settled in common shares and are similar to options as they permit the holder to participate in the appreciation of the Common Stock. SARs may be settled in Common Stock by the employee once the applicable vesting criteria have been met. When SARs are exercised, the number of shares of Common Stock issued is calculated as follows: (1) the total proceeds from the SARs exercise (calculated as the closing price of Common Stock on the date of exercise less the exercise price of the SARs, multiplied by the number of SARs exercised) is divided by (2) the closing price of Common Stock on the exercise date. The Company will withhold a portion of the Common Stock issued upon exercise to satisfy minimum statutory tax withholding requirements. SARs recipients do not have any of the rights of a Gartner stockholder, including voting rights and the right to receive dividends and distributions, until after actual shares of Common Stock are issued in respect of the award, which is subject to the prior satisfaction of the vesting and other criteria relating to such grants. At the present time, SARs are awarded only to the Company's executive officers.

The Company determines the fair value of SARs on the date of grant using the Black-Scholes-Merton valuation model. The SARs vest ratably over a four-year service period and expire seven years from the grant date. Total compensation expense for SARs was $4.4 million, $3.2 million, and $2.4 million in 2009, 2008, and 2007, respectively.

A summary of the changes in SARs outstanding for the year ended December 31, 2009, follows:

	SARs in millions	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2008	2.1	$17.42	$6.61	5.12 years
Granted	1.0	11.15	4.97	6.11 years
Forfeited	(0.2)	15.08	6.11	na
Exercised (1)	—	—	—	—
Outstanding at December 31, 2009 (2)	2.9	$15.43	$6.09	4.67 years
Vested and exercisable at December 31,2009(2)	1.1	$16.65	$6.51	3.67 years

na=not applicable

(1) SARs exercised in 2009 were immaterial.

(2) At December 31, 2009, SARs outstanding had an intrinsic value of $9.4 million. SARs vested and exercisable had an intrinsic value of $2.4 million.

The fair value of the Company's SARs was determined on the date of grant using the Black-Scholes-Merton valuation model with the following weighted-average assumptions for the years ended December 31:

	2009	2008	2007
Expected dividend yield (1)	0%	0%	0%
Expected stock price volatility (2)	50%	36%	33%
Risk-free interest rate(3)	2.3%	2.8%	4.7%
Expected life in years(4)	4.80	4.75	4.74

(1) The dividend yield assumption is based on the history and expectation of the Company's dividend payouts. Historically Gartner has not paid cash dividends on its Common Stock.

(2) The determination of expected stock price volatility was based on both historical Common Stock prices and implied volatility from publicly traded options in Common Stock.

(3) The risk-free interest rate is based on the yield of a U.S. Treasury security with a maturity similar to the expected life of the award.

(4) The expected life in years is based on the "simplified" calculation provided for in SAB No. 107. The simplified method determines the expected life in years based on the vesting period and contractual terms as set forth when the award is made. The Company continues to use the simplified method for awards of stock-based compensation since it does not have the necessary historical exercise and forfeiture data to determine an expected life for SARs, as permitted by SAB No. 110.

Restricted Stock, Restricted Stock Units, and Common Stock Equivalents

Restricted stock awards give the awardee the right to vote and to receive dividends and distributions on these shares; however, the awardee may not sell the restricted shares until all restrictions on the release of the shares have lapsed and the shares are released.

Restricted stock units (RSUs) give the awardee the right to receive Common Stock when the vesting conditions are met and the restrictions lapse, and each RSU that vests entitles the awardee to one common share. RSU awardees do not have any of the rights of a Gartner stockholder, including voting rights and the right to receive dividends and distributions, until after the common shares are released.

Common stock equivalents (CSEs) are convertible into Common Stock, and each CSE entitles the holder to one common share. Certain members of our Board of Directors receive directors' fees payable in CSEs unless they opt for cash payment. Generally, the CSEs are converted when service as a director terminates unless the director has elected accelerated release.

The fair value of restricted stock, RSUs, and CSEs is determined on the date of grant based on the closing price of the Common Stock as reported by the New York Stock Exchange on that date. The fair value of these awards is recognized as compensation expense as follows: (i) outstanding restricted stock awards vest based on the achievement of a market condition and are expensed on a straight-line basis over approximately three years; (ii) service-based RSUs vest ratably over four years and are expensed on a straight-line basis over four years; (iii) performance-based RSUs are subject to both performance and service conditions, vest ratably over four years, and are expensed on an accelerated basis; and (iv) CSEs vest immediately and are recorded as expense on the date of grant.

A summary of the changes in restricted stock, RSUs, and CSEs during the year ended December 31, 2009 is presented in the table below:

	Restricted Stock	Weighted-Average Grant Date Fair Value	Restricted Stock Units (RSUs)	Weighted-Average Grant Date Fair Value	Common Stock Equivalents (CSEs)	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2008	200,000	$7.30	2,614,847	$18.40	158,511	na
Granted (1),(2)	—	—	2,251,020	11.38	26,531	$15.03
Vested or released (2)	—	—	(884,761)	17.93	(49,818)	na
Forfeited	—	—	(217,301)	15.20	—	na
Outstanding at December 31, 2009(3),(4)	200,000	$7.30	3,763,805	$14.57	135,224	na

na=not available

(1) The 2.3 million RSUs granted during 2009 consisted of 1.1 million performance-based RSUs awarded to executives and 1.2 million service-based RSUs awarded to non-executive employees. The number of performance-based RSUs granted was subject to the achievement of a performance condition tied to the annual increase in the Company's subscription-based contract value for 2009, which ranged from 0% and 200% of the target number depending on the performance level achieved. The aggregate performance-based RSU target for 2009 was 1.0 million. The actual performance target achieved was 119.4%, resulting in the granting of 1.1 million performance-based RSUs in 2009.

(2) CSEs represent fees paid to directors. The CSEs vest when granted and are convertible into common shares when the director leaves the Board of Directors or earlier if the director elects to accelerate the release.

(3) Vesting on the 200,000 shares of restricted stock held by our CEO is subject to a market condition as follows: (i) 100,000 shares will vest when the Common Stock trades at an average price of $25 or more each trading day for sixty consecutive trading days; and (ii) 100,000 shares will vest when the Common Stock trades at an average price of $30 or more each trading day for sixty consecutive trading days. There is no remaining unamortized cost on these shares.

(4) The weighted-average remaining contractual term of the RSUs is 1.28 years. The restricted stock awards and the CSEs have no defined contractual term.

Stock Options

Historically the Company granted stock options to employees that allowed them to purchase shares of Common Stock at a certain price. The Company has not made significant stock option grants since 2005. All outstanding options are fully vested and there is no remaining unamortized cost. The Company received approximately $12.2 million in cash from option exercises in the year ended December 31, 2009.

A summary of the changes in stock options outstanding for the year ended December 31, 2009, follows:

	Options in millions	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2008	6.1	$10.78	3.56 years
Expired	(0.2)	17.66	na
Exercised (1)	(1.2)	10.42	na
Outstanding at December 31, 2009 (2)	4.7	$10.65	3.07 years

na=not applicable

(1) Options exercised during 2009 had an aggregate intrinsic value of $7.7 million.

(2) At December 31, 2009, options outstanding had an aggregate intrinsic value of $34.8 million.

Employee Stock Purchase Plan

The Company has an employee stock purchase plan (the "ESPP Plan") under which eligible employees are permitted to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation (or $23,750 in any calendar year), at a price equal to 95% of the Common Stock price as reported by the New York Stock Exchange at the end of each offering period.

At December 31, 2009, the Company had 1.6 million shares of Common Stock available for purchase under the ESPP Plan. The ESPP Plan is considered non-compensatory and as a result the Company does not record compensation expense related to employee share purchases. The Company received $2.7 million in cash from share purchases under the ESPP Plan in the year ended December 31, 2009.

11—COMPUTATION OF EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of Common Stock outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings. When the impact of common share equivalents is antidilutive, they are excluded from the calculation.

The following table sets forth the reconciliation of the basic and diluted earnings per share computations (in thousands, except per share amounts):

	2009	2008	2007
Numerator:			
Net income used for calculating basic and diluted earnings per common share	$82,964	$103,871	$ 73,553
Denominator: (1)			
Weighted average number of common shares used in the calculation of basic earnings per share	94,658	95,246	103,613
Common share equivalents associated with stock-based compensation plans	2,891	3,782	4,715
Shares used in the calculation of diluted earnings per share	97,549	99,028	108,328
Earnings per share:			
Basic (2)	$ 0.88	$ 1.09	$ 0.71
Diluted (2)	$ 0.85	$ 1.05	$ 0.68

(1) During 2009, 2008 and 2007, the Company repurchased 0.3 million, 9.7 million, and 8.4 million shares of its Common Stock, respectively.

(2) Basic and diluted earnings per share include income from discontinued operations of $0.07 per share and $0.03 per share for 2008 and 2007, respectively.

The following table presents the number of common share equivalents that were not included in the computation of diluted EPS in the table above because the effect would have been antidilutive. During periods with reported income, these common share equivalents were antidilutive because their exercise price was greater than the average market value of a share of Common Stock during the period. During periods with reported loss, all common share equivalents would have an antidilutive effect.

	2009	2008	2007
Antidilutive common share equivalents as of December 31 (in millions):	1.7	1.3	0.6
Average market price per share of Common Stock during the year	$15.52	$20.17	$23.00

12—INCOME TAXES

Following is a summary of the components of income before income taxes for the years ended December 31 (in thousands):

	2009	2008	2007
U.S.	$ 54,793	$ 79,393	$ 59,884
Non-U.S.	60,733	65,348	50,613
Income before income taxes	$115,526	$144,741	$110,497

The expense for income taxes on the above income consists of the following components (in thousands):

	2009	2008	2007
Current tax expense (benefit):			
U.S. federal	$ 8,749	$10,564	$ 3,321
State and local	3,107	3,341	(2,935)
Foreign	14,340	15,614	14,286
Total current	26,196	29,519	14,672
Deferred tax (benefit) expense:			
U.S. federal	7,477	(547)	2,695
State and local	3,168	1,848	5,487
Foreign	1,281	(2,798)	(381)
Total deferred	11,926	(1,497)	7,801
Total current and deferred	38,122	28,022	22,473
Benefit (expense) relating to interest rate swap used to increase (decrease) equity	(2,530)	3,776	2,449
Benefit from stock transactions with employees used to increase equity	621	15,876	15,237
Benefit (expense) relating to defined-benefit pension adjustments used to increase (decrease) equity	(296)	(594)	(1,688)
Benefit (expense) of acquired tax assets (liabilities) used to decrease (increase) goodwill	(3,355)	513	1,360
Tax expense on continuing operations	32,562	47,593	39,831
Tax expense on discontinued operations	—	622	777
Total tax expense	$32,562	$48,215	$40,608

Current and long-term deferred tax assets and liabilities are comprised of the following (in thousands):

	December 31,	
	2009	2008
Depreciation and software amortization	$ 3,261	$ 6,591
Expense accruals	28,751	32,865
Loss and credit carryforwards	35,232	37,036
Other assets	25,213	24,294
Gross deferred tax asset	92,457	100,786
Intangible assets	(17,259)	(10,238)
Prepaid expenses	(7,098)	(6,533)
Other liabilities	(1,190)	(970)
Gross deferred tax liability	(25,547)	(17,741)
Valuation allowance	(19,692)	(24,924)
Net deferred tax asset	$ 47,218	$ 58,121

Current net deferred tax assets and current net deferred tax liabilities were $19.0 million and $1.2 million as of December 31, 2009 and $15.7 million and $2.8 million as of December 31, 2008, respectively, and are included in Prepaid expenses and other current assets and Accounts payable and accrued liabilities in the Consolidated Balance Sheets. Long-term net deferred tax assets and long-term net deferred tax liabilities were $29.5 million and $0.1 million as of December 31, 2009 and $46.4 million and $1.2 million as of December 31, 2008, respectively, and are included in Other assets and Other liabilities in the Consolidated Balance Sheets.

The valuation allowances in 2009 and 2008 relate primarily to non-U.S. net operating losses, domestic capital loss carryforwards, and domestic foreign tax credits that more likely than not will expire unutilized. The net decrease in the valuation allowance of $5.2 million in 2009 relates primarily to the following items: (a) the release of approximately $1.9 million of the valuation allowance for changes in both actual and anticipated utilization of foreign tax credits and (b) the release of approximately $3.2 million of the valuation allowance on federal and state capital loss carryovers.

The Company has established a full valuation allowance against domestic realized and unrealized capital losses, as the future utilization of these losses is uncertain. As of December 31, 2009, the Company had U.S. federal capital loss carryforwards of $15.5 million, of which $13.4 million expire in 2011 and $2.1 million expire in 2012 and 2013. The Company also had $15.5 million in state and local capital loss carryforwards that expire over a similar period of time.

As of December 31, 2009, the Company had federal net operating loss carryforwards of $1.8 million expiring in 2028 and 2029. The utilization of these net operating losses is subject to certain limitations under the Internal Revenue Code. The Company believes that the losses will be fully utilized prior to their expiration. As of December 31, 2009, the Company also has state and local tax net operating loss carryforwards of $161.2 million, of which $3.5 million expires within one to five years, $98.0 million expires within six to fifteen years, and $59.7 million expires within sixteen to twenty years. In addition, the Company had non-U.S. net operating loss carryforwards of $30.5 million, of which $4.7 million expires over the next 20 years and $25.8 million that can be carried forward indefinitely.

As of December 31, 2009 the Company also had foreign tax credit carryforwards of $12.1 million, all of which expire in 2018.

The differences between the U.S. federal statutory income tax rate and the Company's effective tax rate on income before income taxes are:

	2009	2008	2007
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.0	2.8	2.9
Foreign income taxed at different rates	(5.0)	(4.4)	(2.4)
Non-deductible meals and entertainment	0.5	0.7	0.8
Repatriation of foreign earnings	4.1	7.6	—
Record (release) valuation allowance	(4.5)	(9.2)	(1.4)
Foreign tax credits	(1.9)	(1.0)	(1.8)
(Release) increase reserve for tax contingencies	(3.5)	(0.3)	1.8
Other items (net)	0.5	1.7	1.1
Effective tax rate	28.2%	32.9%	36.0%

The Company adopted new accounting principles on accounting for uncertain tax positions on January 1, 2007. As of December 31, 2009 and December 31 2008, the Company had gross unrecognized tax benefits of $13.8 million and $16.3 million, respectively. The reduction is primarily attributable to the expiration of certain statutes of limitation in the third quarter of 2009. It is reasonably possible that the gross unrecognized tax benefits will be decreased by $0.3 million within the next 12 months due primarily to anticipated settlements.

The Company classifies uncertain tax positions not expected to be settled within one year as long term liabilities. As of December 31, 2009 and December 31, 2008, the Company had Other Liabilities of $13.5 million and $14.2 million, respectively, related to long term uncertain tax positions.

The Company records accrued interest and penalties related to unrecognized tax benefits in its income tax provision. As of December 31, 2009 and December 31, 2008, the Company had $2.8 million and $3.6 million of accrued interest and penalties respectively, related to unrecognized tax benefits. These amounts are in addition to the gross unrecognized tax benefits noted above. The total amount of interest and penalties recognized in the Consolidated Statements of Operations for the years ending December 31, 2009 and 2008 was ($0.5) million and $1.4 million, respectively.

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, for the years ending December 31 (in thousands):

	2009	2008
Beginning balance	$16,347	$18,051
Additions based on tax positions related to the current year	953	1,253
Additions for tax positions of prior years	415	1,424
Reductions for tax positions of prior years	(334)	(1,692)
Reductions for expiration of statutes	(3,349)	(2,128)
Settlements	(447)	(264)
Change in foreign currency exchange rates	219	(297)
Ending balance	$13,804	$16,347

In 2009 the Company repatriated approximately $52.0 million from its foreign subsidiaries. The cost of the repatriation was offset with the utilization of foreign tax credits.

The number of years with open statutes of limitation varies depending on the tax jurisdiction. Generally, the Company's statutes are open for tax years ended December 31, 2006 and forward. Major taxing jurisdictions include the U.S. (federal and state), the United Kingdom, Italy, Canada, Japan, the Netherlands, and Ireland.

The Internal Revenue Service ("IRS") commenced an audit of the Company's 2007 tax year early in 2009. The audit is ongoing and the IRS has not proposed any adjustments at this time. The Company believes that it has recorded reserves sufficient to cover exposures related to such review. However, the resolution of such matters involves uncertainties and there are no assurances that the ultimate resolution will not exceed the amounts recorded. The results of the audit could have a material effect on the Company's financial position, results of operations, or cash flows in period or periods for which that determination is made.

Undistributed earnings of subsidiaries outside of the U.S. amounted to approximately $1.6 million as of December 31, 2009. The Company intends to reinvest such earnings in non-U.S. operations. However, the Company may repatriate a portion of these earnings to the extent that it does not incur an additional U.S. tax liability. Accordingly, no provision for U.S. federal and state income taxes has been provided thereon.

13—DERIVATIVES AND HEDGING

The Company typically enters into a limited number of derivative contracts to offset the potentially negative effects of interest rate and foreign exchange movements. The Company accounts for its outstanding derivative contracts in accordance with FASB ASC Topic 815, which requires all derivatives, whether designated as hedges or not, to be recorded on the balance sheet at fair value.

Information regarding the Company's derivatives activity as of, and for, the twelve months ended December 31, 2009 follows (in thousands, except for number of outstanding contracts):

Derivative Contract Type	Number of Outstanding Contracts	Contract Notional Amount	Fair Value Asset (Liability)(4)	Balance Sheet Line Item	Gain (Loss) Recognized in Earnings(5)	Gain (Loss) Recorded in OCI(6)
Interest Rate Swap(1)	1	$126,000	$(6,594)	Other Liabilities	$ 227	$(2,573)
Interest Rate Swap(2)	1	112,500	(2,769)	Other Liabilities	(950)	(1,189)
Foreign Currency Forwards(3)	19	117,296	740	Other Current Assets	674	—
Total	21	$355,796	$(8,623)		$ (49)	$(3,762)

(1) The Company designates and accounts for this interest rate swap as a cash flow hedge (see Note 7—Debt).

(2) The Company discontinued hedge accounting on this interest rate swap on September 30, 2009 (see Note 7—Debt).

(3) The Company has foreign exchange transaction risk since it typically enters into transactions in the normal course of business that are denominated in foreign currencies that differ from the local functional currencies in which the Company and its subsidiaries operate. The Company may enter into foreign currency forward exchange contracts to offset the effects of this foreign currency transaction risk. These contracts are normally short term in duration. Both realized and unrealized gains and losses are recognized in earnings since the Company does not designate these contracts as hedges for accounting purposes.

(4) See Note 14—Fair Value Disclosures for the determination of the fair value of these instruments.

(5) The gain/loss on the swaps is recorded in interest expense, net and represents the amounts reclassified from Other comprehensive income (OCI) to earnings during the period. The gain on the foreign currency forward contracts is recorded in Other income (expense), net and represents the net amount of realized and unrealized gains and losses recorded during the year.

(6) Represents the amounts recorded in OCI as of December 31, 2009, net of income taxes.

At December 31, 2009, the Company's derivative counterparties were all large investment grade financial institutions. The Company did not have any collateral arrangements with its derivative counterparties, and none of the derivative contracts contained credit-risk related contingent features.

14—FAIR VALUE DISCLOSURES

The Company's financial instruments include cash and cash equivalents, fees receivable from customers, accounts payable, and accruals which are normally short-term in nature. The Company believes the carrying amounts of these financial instruments reasonably approximates their fair value.

At December 31, 2009, the Company had $329.0 million of outstanding floating rate debt which is carried at amortized cost. The Company believes the carrying amount of the debt reasonably approximates its fair value as the rate of interest on the term loans and revolver are floating rate which reflect current market rates of interest for similar instruments with comparable maturities.

FASB ASC Topic 820 provides a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the resulting fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.
- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

The following table presents Company assets and liabilities measured at fair value on a recurring basis (in thousands):

Description:	Fair Value December 31, 2009	Fair Value December 31, 2008
Assets:		
Deferred compensation assets(1)	$20,214	$13,900
Foreign currency forward contracts(2)	740	—
	$20,954	$13,900
Liabilities:		
Interest rate swap contracts(3)	$ 9,363	$14,700
Foreign currency forward contracts(2)	—	2,500
	$ 9,363	$17,200

(1) The Company has a supplemental deferred compensation arrangement for the benefit of certain highly compensated officers, managers and other key employees (see Note 15—Employee Benefits). The plan's assets consist of investments in money market and mutual funds, and company-owned life insurance. The money market and mutual funds consist of cash equivalents or securities traded in active markets, which the Company considers the fair value of these assets to be based on a Level 1 input. The value of the Company-owned life insurance is based on indirectly observable prices which the Company considers to be Level 2 inputs.

(2) The Company periodically enters into foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates (see Note 13—Derivatives and Hedging). Valuation of the foreign currency forward contracts is based on foreign currency exchange rates in active markets; thus the Company measures the fair value of these contracts under a Level 2 input.

(3) The Company has two interest rate swap contracts (see Note 7—Debt). To determine the fair value of the swaps, the Company relies on mark-to-market valuations prepared by third-party brokers based on observable interest rate yield curves. Accordingly, the fair value of the swaps is determined under a Level 2 input.

15—EMPLOYEE BENEFITS

Savings and investment plan. The Company has a savings and investment plan covering substantially all domestic employees. Company contributions are based upon the level of employee contributions, up to a maximum of 4% of the employee's eligible salary, subject to an annual maximum. For 2009, the maximum match was $6,600. In addition, the Company also contributes at least 1% of an employee's base compensation, subject to an IRS annual limitation of $2,450 for 2009. Amounts expensed in connection with the plan totaled $13.0 million, $12.5 million, and $11.8 million, for 2009, 2008, and 2007, respectively.

Deferred compensation arrangement. The Company has a supplemental deferred compensation arrangement for the benefit of certain highly compensated officers, managers and other key employees which is structured as a rabbi trust. We classify the plan's investment assets in Other assets on the Consolidated Balance Sheets at current fair value, and the value of the assets was $20.2 million and $13.9 million at December 31, 2009 and 2008, respectively. The corresponding deferred compensation liability of $23.0 million and $16.5 million at December 31, 2009 and 2008, respectively, is recorded at fair market value, and is adjusted with a corresponding charge or credit to compensation cost to reflect the fair value of the amount owed to the employees and is included in Other liabilities on the Consolidated Balance Sheets. Total compensation expense (benefit) for the arrangement was $0.1 million, $(0.4) million, and $0.3 million, for 2009, 2008, and 2007, respectively.

Defined benefit pension plans. The Company has defined-benefit pension plans in several of its international locations. Benefits earned under these plans are based on years of service and level of employee compensation. The Company accounts for material defined benefit plans in accordance with the requirements of FASB ASC Topics 715 and 960.

The following are the components of net periodic pension expense for the years ended December 31 (in thousands):

	2009	2008	2007
Service cost	$1,465	$1,470	$1,922
Interest cost	742	717	599
Recognition of actuarial (gain) loss	(200)	(74)	129
Recognition of termination benefits	192	40	24
Net periodic pension expense	$2,199	$2,153	$2,674

Assumptions used in the computation of net periodic pension expense are as follows:

	2009	2008	2007
Weighted-average discount rate	4.85%	5.09%	5.01%
Average compensation increase	3.27%	3.27%	3.32%

The Company determines the weighted-average discount rate by utilizing the yields on long-term corporate bonds in the relevant country with a duration consistent with the pension obligations.

The following table provides information related to changes in the projected benefit obligation (in thousands):

	December 31,		
	2009	2008	2007
Projected benefit obligation at beginning of year	$13,286	$13,224	$13,900
Service cost	1,465	1,470	1,922
Interest cost	742	717	599
Actuarial gain	(1,034)	(1,799)	(4,589)
Benefits paid (1)	(562)	(583)	(217)
Foreign currency impact	461	257	1,609
Projected benefit obligation at end of year (2)	$14,358	$13,286	$13,224

(1) The estimated benefits to be paid in future years are as follows: $0.2 million in 2010; $0.2 million in 2011; $0.3 million in 2012; $0.9 million in 2013; $1.0 million in 2014; and $3.6 million in the five years thereafter.

(2) Measured as of December 31.

The following table provides information related to the funded status of the plans and the amounts recorded in the Consolidated Balance Sheets (in thousands):

	December 31,		
Funded status of the plans:	2009	2008	2007
Projected benefit obligation	$14,358	$13,286	$13,224
Plan assets at fair value(1)	—	—	—
Funded status(2)	$14,358	$13,286	$13,224
Amounts recorded in the Consolidated Balance Sheets:			
Other assets — reinsurance asset(1)	$10,451	$ 9,141	$ 8,380
Other liabilities — accrued pension obligation	$14,358	$13,286	$13,224
Stockholders' equity — unrecognized actuarial gain(3)	$ 3,217	$ 2,777	$ 1,602

(1) The Company has a reinsurance asset arrangement with a large international insurance company that was rated investment grade as of December 31, 2009. The purpose of the reinsurance asset arrangement is to fund the benefit obligation under

one of the plans. However, the reinsurance asset is not acknowledged as a plan asset for accounting purposes since it is considered an asset of the Company and is not legally segregated or restricted for purposes of meeting the pension obligation. The reinsurance asset is carried at its cash surrender value, which the Company believes approximates its fair value as of December 31, 2009.

(2) Contributions expected to be paid to the plans in 2010 total $0.2 million.

(3) The $3.2 million recorded in Stockholders' equity, net of tax effect as of December 31, 2009 represents the plan's net unrecognized actuarial gain. This amount will be amortized to net periodic pension cost over approximately 15 years. Amortization of the gain is estimated to reduce the net periodic pension cost in 2010 by approximately $0.2 million.

16—SEGMENT INFORMATION

The Company manages its business in three reportable segments: Research, Consulting and Events. Research consists primarily of subscription-based research products, access to research inquiry, as well as peer networking services and membership programs.

Consulting consists primarily of consulting, measurement engagements, and strategic advisory services. Events consists of various symposia, conferences and exhibitions.

The Company evaluates reportable segment performance and allocates resources based on gross contribution margin. Gross contribution, as presented in the table below, is defined as operating income excluding certain cost of services and product development and SGA expenses, depreciation, acquisition and integration charges, amortization of intangibles and Other charges. Certain bonus and fringe benefit costs included in consolidated Cost of services and product development are not allocated to segment expense. The accounting policies used by the reportable segments are the same as those used by the Company. There are no intersegment revenues.

We earn revenue from clients in many countries. Other than the United States, there is no individual country in which revenues from external clients represent 10% or more of the Company's consolidated revenues. Additionally, no single client accounted for 10% or more of total revenue and the loss of a single client, in management's opinion, would not have a material adverse effect on revenues.

We do not identify or allocate assets, including capital expenditures, by operating segment. Accordingly, assets are not being reported by segment because the information is not available by segment and is not reviewed in the evaluation of performance or making decisions in the allocation of resources.

On January 1, 2009 the Company eliminated the previously reported "Other" revenue line. The "Other" revenue line primarily consisted of fees earned from Research reprints and other miscellaneous products, and these revenues and related expenses are now being included in the Research segment. In addition, certain expenses that were formerly classified as Selling, general & administrative expense are now reported in Cost of sales and product development and are included in the Research segment. Prior periods presented below have been reclassified in order to be consistent with the current period presentation. For 2008 these actions increased Research segment revenue by $8.3 million, increased Research segment expense by $20.6 million, and decreased Research segment gross contribution by $12.3 million. For 2007, these actions increased Research segment revenue by $10.0 million, increased Research segment expense by $19.4 million, and decreased Research segment gross contribution by $9.4 million.

The following tables present operating information about the Company's reportable segments (in thousands):

	Research	Consulting	Events	Consolidated
2009				
Revenues	$752,505	$286,847	$100,448	$1,139,800
Gross contribution	489,862	112,099	40,945	642,906
Corporate and other expenses				(508,429)
Operating income				$ 134,477

	Research	Consulting	Events	Consolidated
2008				
Revenues	$781,581	$347,404	$150,080	$1,279,065
Gross contribution	495,440	141,395	64,954	701,789
Corporate and other expenses				(537,421)
Operating income				$ 164,368

	Research	Consulting	Events	Consolidated
2007				
Revenues	$683,380	$325,030	$160,065	$1,168,475
Gross contribution	419,639	128,215	81,908	629,762
Corporate and other expenses				(500,304)
Operating income				$ 129,458

The Company's consolidated revenues are generated primarily through direct sales to clients by domestic and international sales forces and a network of independent international sales agents. Revenues in the table below are reported based on where the sale is fulfilled; "Other International" revenues are those attributable to all areas located outside of the United States, Canada, and EMEA (Europe, Middle East, Africa). Most of our products and services are provided on an integrated worldwide basis. Because of the integration of products and services delivery, it is not practical to separate precisely our revenues by geographic location. Long-lived assets exclude goodwill and other intangible assets. Accordingly, the separation set forth in the table below is based upon internal allocations, which involve certain management estimates and judgments.

Summarized information by geographic location is as follows (in thousands):

	2009	2008	2007
Revenues:			
United States and Canada	$ 663,832	$ 723,247	$ 661,216
Europe, Middle East and Africa	360,791	430,401	403,919
Other International	115,177	125,417	103,340
Total revenues	$1,139,800	$1,279,065	$1,168,475
Long-lived assets:			
United States and Canada	$ 65,896	$ 67,753	$ 73,859
Europe, Middle East and Africa	21,924	19,324	21,861
Other International	2,404	4,325	4,029
Total long-lived assets	$ 90,224	$ 91,402	$ 99,749

17—VALUATION AND QUALIFYING ACCOUNTS

The following table provides information regarding the Company's allowance for doubtful accounts and returns and allowances (in thousands):

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged Against Other Accounts (1)	Deductions from Reserve	Balance at End of Year
2007:					
Allowance for doubtful accounts and returns and allowances	$8,700	$ 691	$6,608	$(7,549)	$8,450
2008:					
Allowance for doubtful accounts and returns and allowances	$8,450	$1,650	$5,000	$(7,300)	$7,800
2009:					
Allowance for doubtful accounts and returns and allowances	$7,800	$2,100	$6,000	$(7,800)	$8,100

(1) Amounts charged against revenues.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report on Form 10-K to be signed on its behalf by the undersigned, duly authorized, in Stamford, Connecticut, on February 19, 2010.

Gartner, Inc.

Date: February 19, 2010

By: /s/ Eugene A. Hall
Eugene A. Hall
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Eugene A. Hall and Christopher J. Lafond and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in all capacities, to sign all amendments to this Report on Form 10-K, and to file the same, with appropriate exhibits and other related documents, with the Securities and Exchange Commission. Each of the undersigned, ratifies and confirms his or her signatures as they may be signed by his or her attorney-in-fact to any amendments to this Report. Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Eugene A. Hall Eugene A. Hall	Director and Chief Executive Officer (Principal Executive Officer)	February 19, 2010
/s/ Christopher J. Lafond Christopher J. Lafond	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 19, 2010
/s/ Michael J. Bingle Michael J. Bingle	Director	February 19, 2010
/s/ Richard J. Bressler Richard J. Bressler	Director	February 19, 2010
/s/ Karen E. Dykstra Karen E. Dykstra	Director	February 19, 2010
/s/ Russell P. Fradin Russell P. Fradin	Director	February 19, 2010
/s/ Anne Sutherland Fuchs Anne Sutherland Fuchs	Director	February 19, 2010
/s/ William O. Grabe William O. Grabe	Director	February 19, 2010
/s/ Stephen G. Pagliuca Stephen G. Pagliuca	Director	February 19, 2010
/s/ James C. Smith James C. Smith	Director	February 19, 2010
/s/ Jeffrey W. Ubben Jeffrey W. Ubben	Director	February 19, 2010

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Gartner, Inc.:

We consent to the incorporation by reference in the registration statements (No. 33-85926, No. 33-92486, No. 333-77015, No. 333-30546, No. 333-91256, No. 333-97557, No. 333-104753, No. 333-120767, No. 333-127349 and No. 333-160924) on Form S-8 of Gartner, Inc. of our reports dated February 19, 2010, with respect to the consolidated balance sheets of Gartner, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Gartner, Inc.

KPMG LLP

New York, New York
February 19, 2010

Exhibit 31.1

CERTIFICATION

I, Eugene A. Hall, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Eugene A. Hall

Eugene A. Hall
Chief Executive Officer
Date: February 19, 2010

Exhibit 31.2

CERTIFICATION

I, Christopher J. Lafond, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Gartner, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Christopher J. Lafond

Christopher J. Lafond
Chief Financial Officer
Date: February 19, 2010

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gartner, Inc. (the "Company") on Form 10-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Eugene A. Hall Chief Executive Officer of the Company, and Christopher J. Lafond, Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Eugene A. Hall

Name: Eugene A. Hall
Title: Chief Executive Officer
Date: February 19, 2010

/s/ Christopher J. Lafond

Name: Christopher J. Lafond
Title: Chief Financial Officer
Date: February 19, 2010

A signed original of this written statement required by Section 906 has been provided to Gartner, Inc. and will be retained by Gartner, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

(this page intentionally left blank)

(this page intentionally left blank)

Board of Directors

Michael J. Bingle
Managing Director
Silver Lake

Richard J. Bressler
Managing Director
Thomas H. Lee Partners

Karen E. Dykstra
Partner
Plainfield Asset Management

Russell P. Fradin
Chief Executive Officer
Hewitt Associates

Anne Sutherland Fuchs
Consultant
Chair, Commission on
Women's Issues for
New York City

William O. Grabe
Managing Director
General Atlantic

Eugene A. Hall
Chief Executive Officer
Gartner

Stephen G. Pagliuca
Managing Director
Bain Capital Partners

James C. Smith
Chairman of the Board
Gartner
Retired Chairman and CEO
First Health Group Corp.

Jeffrey W. Ubben
Founder and
Chief Executive Officer
ValueAct Capital

GARTNER HEADQUARTERS

Corporate Headquarters
56 Top Gallant Road
Stamford, CT 06902-7700
U.S.A.
+1 203 964 0096

Europe Headquarters
Tamesis
The Glanty
Egham
Surrey, TW20 9AW
United Kingdom
+44 1784 431611

Asia/Pacific Headquarters
Gartner Australasia Pty. Ltd.
Level 9, 141 Walker Street
North Sydney
New South Wales 2060
Australia
+61 2 9459 4600

Japan Headquarters
Gartner Japan, Ltd.
Aobadai Hills 6F
4-7-7 Aobadai, Meguro-Ku
Tokyo, 153-0042
Japan
+81 3 3481 3670

Latin America Headquarters
Gartner do Brasil
Av. Das Nações Unidas, 12.551 – 9º andar
World Trade Center – Broklin Novo
04578-903 – São Paulo – SP
Brazil
+55 11 3443 1509



Gartner